

100 NE Adams Street
Peoria, Illinois 61629

Notice of Annual Meeting of Stockholders
Wednesday, April 14, 2004
1:30 p.m. — Central Daylight Time

Northern Trust Building
50 South LaSalle Street
Chicago, Illinois 60675

March 4, 2004

Fellow stockholder:

On behalf of the board of directors, you are cordially invited to attend the 2004 Caterpillar Inc. annual meeting of stockholders to:

- elect directors;

- act on two management proposals;

- act on stockholder proposals, if properly presented; and

- conduct any other business properly brought before the meeting.

You must have an admission ticket to attend, and procedures for requesting that ticket are detailed on page 39 of this proxy statement. Attendance and voting is limited to stockholders of record at the close of business on February 17, 2004.

Sincerely yours,

James W. Owens
Chairman

Table of Contents

Attendance and Voting Matters

Admission Ticket Required

Anyone wishing to attend the annual meeting must have an admission ticket issued in his or her name. Admission is limited to stockholders of record on February 17, 2004 and one guest, or a stockholder's authorized proxy holder. The requirements for obtaining an admission ticket are specified in the "Admission Ticket Request Procedure" located on page 39.

Record Date Information

Each share of Caterpillar stock you own as of February 17, 2004, entitles you to one vote. On February 17, 2004, there were 341,423,739 shares of Caterpillar common stock outstanding.

Voting by Telephone or Internet

Caterpillar is again offering stockholders the opportunity to vote by phone or electronically via the Internet. In order to vote by phone or via the Internet, simply call the telephone number or access the website shown on your proxy and/or voting instruction card and then follow the instructions provided. A phone or Internet vote authorizes the named proxies in the same manner as if you marked, signed and returned the card by mail. In the opinion of counsel, voting by phone or via the Internet are valid proxy voting methods under Delaware law and Caterpillar's bylaws.

Giving your Proxy to Someone Other than Individuals Designated on the Card

If you want to give your written proxy to someone other than the individuals named on the proxy card:

- cross out the individuals named and insert the name of the individual you are authorizing to vote; or
- provide a written authorization to the individual you are authorizing to vote along with your proxy card.

To obtain an admission ticket for your authorized proxy representative, see the requirements specified in the "Admission Ticket Request Procedure" on page 39.

Quorum

A quorum of stockholders is necessary to hold a valid meeting. If at least one-third of Caterpillar stockholders are present in person or by proxy, a quorum will exist. Abstentions and broker non-votes are counted as present for establishing a quorum. A broker non-vote occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that item and has not received instructions from the beneficial owner.

Vote Necessary for Action

Directors are elected by a plurality vote of the shares present at the meeting, meaning that the director nominee with the most affirmative votes for a particular slot is elected for that slot. In an uncontested election for directors, the plurality requirement is not a factor.

Other actions require an affirmative vote of the majority of shares present at the meeting. Abstentions and broker non-votes have the effect of a no vote on matters other than director elections.

Votes submitted by mail, telephone or Internet will be voted by the individuals named on the card (or the individual properly authorized) in the manner you indicate. If you do not specify how you want your shares voted, they will be voted in accordance with management's recommendations. If you hold shares in more than one account, you must vote each proxy and/or voting instruction card you receive to ensure that all shares you own are voted. You may change your vote by voting in person at the annual meeting or by submitting another proxy that is dated later. For all methods of voting, the last vote cast will supercede all previous votes.

The Caterpillar Board of Directors

Structure

Our board of directors is divided into three classes for purposes of election. One class is elected at each annual meeting of stockholders to serve for a three-year term. With the exception of the Chairman, all directors are independent as defined in the New York Stock Exchange listing standards.

Directors elected at the 2004 annual meeting of stockholders will hold office for a three-year term expiring in 2007. Other directors are not up for election this year and will continue in office for the remainder of their terms.

If a nominee is unavailable for election, proxy holders will vote for another nominee proposed by the board or, as an alternative, the board may reduce the number of directors to be elected at the meeting.

 # PROPOSAL 1 — Election of Directors

Directors Up For Election This Year for Terms Expiring in 2007

- *JOHN T. DILLON,* 65, former Chairman and CEO of International Paper (paper and forest products). Prior to his appointment as Chairman and CEO, Mr. Dillon served as President and Chief Operation Officer of International Paper. Other directorship: Kellogg Co. Mr. Dillon has been a director of the company since 1997.

- *JUAN GALLARDO,* 56, Chairman of Grupo Embotelladoras Unidas S.A. de C.V. (bottling); Chairman of Mexico Fund Inc. (mutual fund); and Vice Chairman of Home Mart de Mexico, S.A. de C.V. (retail trade). Former Chairman and CEO of Grupo Azucarero Mexico, S.A. de C.V. (sugar mills). Other directorships: Grupo Mexico, S.A. de C.V.; Lafarge SA; and NADRO S.A. de C.V. Mr. Gallardo has been a director of the company since 1998.

- *WILLIAM A. OSBORN,* 56, Chairman and CEO of Northern Trust Corporation (multibank holding company) and The Northern Trust Company (bank). Other directorships: Nicor Inc. and Tribune Company. Mr. Osborn has been a director of the company since 2000.

- *GORDON R. PARKER,* 68, former Chairman of Newmont Mining Corporation (gold properties production, exploration and acquisition company). Other directorships: Gold Fields Limited and Phelps Dodge Corporation. Mr. Parker has been a director of the company since 1995.

- *EDWARD B. RUST, JR.,* 53, Chairman and CEO of State Farm Mutual Automobile Insurance Company (insurance). He is also President and CEO of State Farm Fire and Casualty Company, State Farm Life Insurance Company and other principal State Farm affiliates as well as Trustee and President of State Farm Mutual Fund Trust and State Farm Variable Product Trust. Other directorships: Helmerich & Payne, Inc. and The McGraw-Hill Companies, Inc. Mr. Rust has been a director of the company since 2003. Mr. Rust was recommended to the Governance Committee for service on Caterpillar's board by the former CEO.

YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE NOMINEES PRESENTED IN PROPOSAL 1.

Directors Remaining in Office Until 2005

- *W. FRANK BLOUNT,* 65, Chairman and CEO of JI Ventures, Inc. (venture capital firm). Prior to his current position, Mr. Blount served as Chairman and CEO of Cypress Communications Inc. (telecommunications) and Director and CEO of Telstra Corporation Limited (telecommunications). Other directorships: ADTRAN, Inc.; Alcatel S.A.; Entergy Corporation; and Hanson PLC. Mr. Blount has been a director of the company since 1995.

- *JOHN R. BRAZIL,* 57, President of Trinity University (San Antonio, Texas). Prior to his current position, Dr. Brazil was President of Bradley University (Peoria, Illinois). Dr. Brazil has been a director of the company since 1998.

- *EUGENE V. FIFE,* 63, Managing Principal of Vawter Capital LLC (private investment firm). Prior to his current position, Mr. Fife was President and CEO of Illuminis Inc. (medical technology company). He is the non-executive Chairman of Eclipsys Corporation. Mr. Fife has been a director of the company since 2002.

- *GAIL D. FOSLER,* 56, Executive Vice President and Chief Economist of The Conference Board (research and business membership organization). Prior to her current position, Ms. Fosler was Senior Vice President of The Conference Board. Other directorships: Baxter International Inc.; DBS Group Holdings Ltd.; and Unisys Corporation. Ms. Fosler has been a director of the company since 2003.

- *PETER A. MAGOWAN,* 61, former Chairman and CEO of Safeway Inc. (leading food retailer). Mr. Magowan is President and Managing General Partner of the San Francisco Giants (Major League Baseball team). Other directorships: DaimlerChrysler AG; Safeway Inc.; and Spring Group plc. Mr. Magowan has been a director of the company since 1993.

Directors Remaining in Office Until 2006

- *DAVID R. GOODE,* 63, Chairman, President, and CEO of Norfolk Southern Corporation (holding company engaged principally in surface transportation). Other directorships: Delta Air Lines, Inc.; Georgia-Pacific Corporation; Norfolk Southern Railway Company; and Texas Instruments Incorporated. Mr. Goode has been a director of the company since 1993.

- *JAMES W. OWENS,* 58, Chairman and CEO of Caterpillar Inc. (machinery, engines, and financial products). Prior to his current position, Mr. Owens served as Vice Chairman and as Group President of Caterpillar. Mr. Owens has been a director of the company since January 31, 2004.

- *CHARLES D. POWELL,* 62, Chairman of Sagitta Asset Management Limited (asset management) and Louis Vuitton U.K. Ltd. (luggage and leather goods). Prior to his current positions, Lord Powell was Chairman of Phillips Fine Art Auctioneers (art, jewelry, and furniture auction) and Senior Director of Jardine Matheson Holdings Ltd. and associated companies (multinational business group). Other directorships: LVMH Moet-Hennessy Louis Vuitton; Mandarin Oriental International Ltd.; Schindler Holding Ltd.; Textron Corporation; and Yell Group plc. Lord Powell has been a director of the company since 2001.

- *JOSHUA I. SMITH,* 62, Chairman and Managing Partner of the Coaching Group, LLC (management consulting). As part of the Coaching Group, Mr. Smith served as former Vice Chairman and Chief Development Officer of iGate, Inc. (broadband networking company). Other directorships: CardioComm Solutions Inc.; Federal Express Corporation; and The Allstate Corporation. Mr. Smith has been a director of the company since 1993.

Board Meetings, Communications, and Committees

In 2003, our board met ten times. In addition to those meetings, directors attended meetings of individual board committees. For our incumbent board as a whole, attendance in 2003 at board and committee meetings was over 91 percent. Company policy, posted on our website, states that in the absence of unavoidable conflict, all directors are expected to attend the annual meeting of stockholders. Thirteen of fourteen directors attended the annual meeting in April 2003.

Our board has four standing committees, an *Audit Committee, Compensation Committee, Governance Committee,* and *Public Policy Committee,* each of which has a written charter adopted by the board that can be accessed on the Investor Information — Corporate Governance section of the company's website (www.CAT.com).

You may communicate with any of our directors, our board as a group or any board committee as a group by sending an email to the board, a particular director or committee at Directors@CAT.com or by mail c/o the Corporate Secretary, Caterpillar, 100 NE Adams Street, Peoria, Illinois 61629. The board has delegated to the Corporate Secretary, or his designee, responsibility for determining in his discretion whether the communication is appropriate for director, committee or board consideration. According to the policy adopted by the board, the Corporate Secretary is required to direct all communications regarding personal grievances, administrative matters, the conduct of the company's ordinary business operations, billing issues, product or service related inquires, order requests, and similar issues to the appropriate individual within the company. All other communications are to be submitted to the board as a group, to the particular director or committee to whom it is directed or, if appropriate, to the director or committee the Corporate Secretary believes to be the most appropriate recipient, as the case may be. If you send an email or letter to the board, a committee or a director, you will receive a written acknowledgement from the Corporate Secretary's office confirming receipt of your communication.

Below is a description of each committee of the board. Committee memberships as of December 31, 2003, are listed in the Committee Membership table on page 7.

The *Audit Committee* assists the board in fulfilling its oversight responsibilities for financial matters. The committee performs this function by monitoring Caterpillar's financial reporting process and internal controls and by assessing the audit efforts of Caterpillar's independent auditors and internal auditing department. The committee has ultimate authority and responsibility to select, evaluate, and, where appropriate, replace the independent auditor. The committee also reviews updates on emerging accounting and auditing issues provided by the independent auditor and by management, to assess their potential impact on Caterpillar. During 2003, the committee held ten meetings. All members of the committee meet the standards for independence of audit committee members set forth in the New York Stock Exchange listing standards and meet financial literacy guidelines adopted by the board. Additionally, the board has determined that each member of the Audit Committee qualifies as an "audit committee financial expert" as defined under the Sarbanes-Oxley Act of 2002 and Item 401(h) of Regulation S-K.

The *Compensation Committee* assists the board of directors in fulfilling its' responsibilities in connection with the compensation of company directors, officers and employees. It performs this function by approving and recommending standards for the company's compensation programs and plans, including various incentive compensation, retirement and other benefit plans. The committee reviews the board's annual review of the performance of the company's Chief Executive Officer and fixes his compensation. The committee also reviews the company's salaried and management compensation practices, including the methodologies for setting employee and officer salaries, and fixes the salary and other compensation of all officers of the company. During 2003, the committee held four meetings.

The *Governance Committee* makes recommendations to the board regarding the appropriate size and composition of the board, and monitors and makes recommendations regarding the board's performance. The committee also reviews the company's Shareholder Rights Plan at least every three years to consider whether the continuance of the Rights Plan continues to be in the best interests of the company, its stockholders, and other constituencies of the company. The committee, formerly known as the Nominating and Governance Committee, continues to perform the functions of a nominating committee. As such, the committee makes recommendations regarding the criteria for the selection of candidates to serve on the board and evaluates and makes recommendations on proposed candidates for service on the board, including recommending the slate of nominees for election at annual meetings of stockholders. The committee also recommends candidates for election as officers of the company (including Chairman and Chief Executive Officer), monitors compliance with the board's Guidelines on Corporate Governance Issues, and administers the board's self-evaluation and shares the results thereof with the board for discussion and deliberation. The chair of this committee presides over regularly scheduled executive sessions of the independent directors. The committee considers director nominees from stockholders for election at the annual stockholders' meeting. Stockholders who are interested in nominating a director candidate can do so in accordance with to the policy discussed in the Governance Committee Report on page 11. During 2003, the committee held three meetings.

The *Public Policy Committee* assists the board with its' general oversight with respect to matters of public and social policy affecting the company domestically and internationally, including investor, consumer and community relations issues and employee safety programs, policies and procedures. The committee oversees the company's Code of Worldwide Business Conduct, Policy Letters, and compliance programs and reviews major legislative proposals and proposed regulations involving matters not falling within the substantive coverage of any other committee of the board. During 2003, the committee held three meetings.

Committee Membership (as of December 31, 2003)				
	Audit	**Compensation**	**Governance**	**Public Policy**
Glen A. Barton[1]				
W. Frank Blount	✔		✔	
John R. Brazil		✔		✔*
John T. Dillon	✔		✔*	
Eugene V. Fife	✔*			✔
Gail D. Fosler		✔		✔
Juan Gallardo		✔		✔
David R. Goode	✔		✔	
Peter A. Magowan		✔		✔
William A. Osborn		✔*	✔	
Gordon R. Parker	✔		✔	
Charles D. Powell		✔		✔
Edward B. Rust, Jr.	✔		✔	
Joshua I. Smith			✔	✔

*Chairman of Committee

[1] Glen A. Barton retired as Chairman and CEO of Caterpillar effective January 31, 2004. James W. Owens assumed the role of Chairman and CEO on that date and is not a member of any board committee.

Director Compensation

Of our current board members, only Mr. Owens is a salaried employee of Caterpillar. All other members receive separate compensation for board service. That compensation is comprised of:

Annual Retainer:	$65,000
Attendance Fees:	$1,000 for each board meeting $1,000 for each board committee meeting Expenses related to attendance
Committee Chairman Stipend:	$5,000 annually
Stock Options:	4,000 shares annually

Under Caterpillar's Directors' Deferred Compensation Plan, directors may defer 50 percent or more of their annual compensation in an interest-bearing account or an account representing shares of Caterpillar stock. Under the 1996 Stock Option and Long-Term Incentive Plan, directors may also elect to receive all or a portion of their annual retainer fees, attendance fees and/or stipends in shares of Caterpillar stock.

Our directors also participate in a Charitable Award Program. In the year of a director's death, the first of 10 equal annual installments is paid to charities selected by the director and to the Caterpillar Foundation. The maximum amount payable under the program is $1 million on behalf of each eligible director and is based on the director's length of service. The program is financed through the purchase of life insurance policies, and directors derive no financial benefit from it.

Legal Proceedings

On May 11, 2000, the First Circuit Court in Mexico City granted Grupo Azucarero Mexico, S.A. de C.V., a public company of which Juan Gallardo is the controlling stockholder, suspension of payments protection, which is legal protection similar to Chapter 11 of the U.S. Bankruptcy Code. This protection enables the company to continue its operations while meeting its financial obligations in an orderly fashion.

Certain Related Transactions

In 1998, Caterpillar entered into a lease agreement with Riverfront Development L.L.C. (Riverfront) for space at One Technology Plaza, 211 Fulton Street, Peoria, Illinois. Pursuant to this lease and subsequent amendments, Caterpillar paid $752,447 to Riverfront in 2003. Cullinan Properties L.L.C. (Cullinan) owns 100 percent of Riverfront. Diane A. Oberhelman owns a majority of Cullinan and since 2000 has been married to Caterpillar Group President Douglas R. Oberhelman.

In each of 1998 and 2003, Caterpillar Financial Services Corporation entered into a loan arrangement with Dynamic Retailers, L.L.C. The current balance of these two loans is $559,000. The purpose of the loans is to support two CAT Merchandise Centres in the Peoria, Illinois area. The loans are secured by inventory and fixtures. Cullinan is a 50 percent member of Dynamic Retailers, L.L.C. Diane Oberhelman owns a majority of Cullinan and is one of three personal guarantors of the full payment of the loan.

Audit Committee Report

The Audit Committee (committee) is comprised entirely of independent directors (as defined for members of an audit committee in the New York Stock Exchange listing standards) and operates under a written charter adopted by the board (attached hereto as Exhibit B). The members of the committee, as of December 31, 2003, are listed at the end of this report. Management is responsible for the company's internal controls and the financial reporting process. The independent auditors (auditors) are responsible for performing an independent audit of the company's consolidated financial statements in accordance with generally accepted auditing standards and issuing a report thereon. The committee's responsibility is to monitor these processes. In this regard, the committee meets separately at each committee meeting with management, the Vice President for Corporate Auditing and Compliance, and the auditors. The committee has the authority to conduct or authorize investigations into any matters within the scope of its responsibilities and the authority to retain such outside counsel, experts, and other advisors as it determines appropriate to assist it in the conduct of any such investigation. The committee is responsible for selecting and, if appropriate, replacing the auditors (PricewaterhouseCoopers LLP).

Pre-Approval Process

The committee pre-approves all audit and non-audit services to be performed by the auditor. It has policies and procedures in place to ensure that the company and its subsidiaries are in full compliance with the requirements for pre-approval set forth in the Sarbanes-Oxley Act of 2002 and the SEC rules regarding auditor independence. These policies and procedures provide a mechanism by which management can request and secure pre-approval of audit and non-audit services in an orderly manner with minimal disruption to normal business operations. The policies and procedures are detailed as to the particular service and **do not** delegate the committee's responsibility to management. They address any service provided by the auditor, and any audit or audit-related services to be provided by any other audit service provider. The pre-approval process includes an annual and interim component.

Annual Pre-Approval Process

At each February committee meeting, management and the auditor jointly submit a service matrix of the types of audit and non-audit services that management may wish to have the auditor perform for the year. The service matrix categorizes the types of services by Audit, Audit-Related, Tax and All Other. Approval of a service is merely an authorization that this type of service is permitted by the committee, subject to pre-approval of specific services. Management and the auditor jointly submit an Annual Pre-approval Limits Request. The request lists individual project and aggregate pre-approval limits by service category. The request also lists known or anticipated services and associated fees. The committee approves or rejects the pre-approval limits and each of the listed services. For 2003, the pre-approval limits were as follows:

Type of Service	Pre-approval Limits *(in thousands)*	
	Per Project	**Aggregate Limit**
Audit Services	$ 200	$ 10,000
Audit Related Services	$ 200	$ 1,000
Tax Services	$ 200	$ 15,000
All Other Services	$ 200	$ 1,000

Interim Pre-Approval Process

During the course of the year, the Chairman of the committee (chairman) has the authority to pre-approve requests for services that were not approved in the annual pre-approval process.

On-Going Monitoring

At each committee meeting subsequent to the February meeting, the chairman reports any interim pre-approvals since the last meeting. Also, at each of these meetings, management and the auditor provide the committee with an update of fees expected to be incurred for the year compared to amounts pre-approved in February.

The committee has discussed with the company's auditors the overall scope and plans for the independent audit. Management represented to the committee that the company's consolidated financial statements were prepared in accordance with generally accepted accounting principles. Discussions about the company's audited financial statements included the auditors' judgments about the quality, not just the acceptability of the accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements. The committee also discussed with the auditors other matters required by Statement on Auditing Standards No. 61 *Communication with Audit Committees,* as amended by SAS No. 90 *Audit Committee Communications.* Management and the auditors also made presentations to the committee throughout the year on specific topics of interest, including: (i) the management philosophy, asset allocation levels, risk controls and oversight of the company's pension funds; (ii) the company's derivative policy; (iii) self-insurance and risk management; (iv) the company's information technology systems and the security program to protect these systems; (v) the applicability of new accounting releases; and (vi) the company's critical accounting policies.

The auditors provided to the committee the written disclosures required by Independence Standards Board Standard No. 1 *Independence Discussions with Audit Committees,* and the committee discussed the auditors' independence with management and the auditors. In addition, the committee considered whether the information technology and other non-audit consulting services provided by the auditors' firm could impair the auditors' independence and concluded that such services have not impaired the auditors' independence.

Based on (i) the committee's discussion with management and the auditors, (ii) the committee's review of the representations of management, and (iii) the report of the auditors to the committee, the committee recommended to the board that the audited consolidated financial statements be included in the company's Annual Report on Form 10-K for the year ended December 31, 2003, filed with the Securities and Exchange Commission.

By the Audit Committee consisting of:

Eugene V. Fife (Chairman)

W. Frank Blount
John T. Dillon

David R. Goode

Gordon R. Parker
Edward B. Rust, Jr.

Audit Fees

Fees paid to our auditors' firm were comprised of the following (in millions):

	2002 Actual	2003 Actual
Audit Services	$ 8.5	$ 10.2
Audit Related Services	3.9	3.5
Tax Compliance Services[1]	2.3	2.5
Tax Planning and Consulting Services[2]	11.8	10.5
All Other		
6 Sigma Training	2.0	—
Information System Design & Implementation	7.5	—
Other	.2	.4
Sub-total	9.7	.4
TOTAL	**$ 36.2**	**$ 27.1**

[1] "Tax Compliance" includes, among other things, tax return preparation and review, executive tax compliance, and advising on the impact of changes in local tax laws.

[2] "Tax Planning and Consulting" includes, among other things, tax planning and advice and assistance with respect to transfer pricing issues.

Governance Committee Report

The Governance Committee (committee) is composed of six directors, identified at the end of this report, all of whom meet the independence requirements for nominating committee members as defined in the New York Stock Exchange listing standards and determined by the board in its business judgment. The committee operates under a written charter adopted by the board. As part of its mandate, the committee evaluates and makes recommendations regarding proposed candidates to serve on the board, including recommending the slate of nominees for election at annual meetings of stockholders.

Process for Nominating Directors

The committee identifies director nominees from various sources such as officers, directors, and stockholders and in 2003 did not retain the services of any third party consultants to assist in identifying and evaluating potential nominees. The committee will consider and evaluate a director candidate recommended by a stockholder in the same manner as a committee-recommended nominee. The committee will assess all director nominees taking into account several factors including, but not limited to, issues such as the current needs of the board and the nominee's: (i) integrity, honesty and accountability; (ii) successful leadership experience and strong business acumen; (iii) forward-looking, strategic focus; (iv) collegiality; (v) independence and absence of conflicts of interests; (vi) ability to devote necessary time to meet director responsibilities; and (vii) ability to commit to company stock ownership. Where appropriate, the committee will ultimately recommend nominees that it believes will enhance the board's ability to manage and direct, in an effective manner, the affairs and business of the company.

Stockholder Nominations

Stockholders wishing to recommend a director candidate to serve on the board may do so by providing advance written notice to the company. Such written notice of an intent to nominate a director candidate at an annual meeting of stockholders must be given either by personal delivery or by United States mail, postage prepaid, to the Corporate Secretary no later than ninety (90) days in advance of such meeting. The notice must set forth: (a) the name and address of the stockholder who intends to make the nomination and of the person or persons to be nominated; (b) a representation that the nominating stockholder is a stockholder of record of the company's stock entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (c) a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the stockholder; (d) such other information regarding each nominee proposed by such stockholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission, had the nominee been nominated, or intended to be nominated, by the board; and (e) the consent of each nominee to serve as a director of the company if so elected. The presiding officer of the annual meeting of stockholders may refuse to acknowledge the nomination of any person not made in compliance with the foregoing procedure. If you are interested in recommending a director candidate, you may request a copy of the company's by-laws by writing the Corporate Secretary at the address set forth on the front page of this Proxy Statement.


By the Governance Committee consisting of:

John T. Dillon (Chairman)

W. Frank Blount   *William A. Osborn*   *Edward B. Rust, Jr.*

David R. Goode   *Gordon R. Parker*   *Joshua I. Smith*


Caterpillar Stock Owned by Officers and Directors
(as of December 31, 2003)

Barton ....706,407[1]		Oberhelman ....154,968[9]	
Baumgartner ....241,001[2]		Osborn...8,183[10]	
Blount........................30,021[3]		Owens ....398,763[11]	
Brazil.........................13,650[4]		Parker ....35,931[12]	
Dillon ....26,064[5]		Powell ....6,166[13]	
Fife 11,000		Rust...2,000	
Fosler.........................1,000		Shaheen...219,818[14]	
Gallardo.......................61,788[6]		Smith...24,092[15]	
Goode ....38,208[7]		Thompson ....125,106[16]	
Magowan ....54,622[8]		All directors and executive officers as a group ....4,946,871[17]	

[1] Barton — Includes 572,067 shares subject to stock options exercisable within 60 days. In addition to the shares listed above, a portion of compensation has been deferred pursuant to supplemental employees' investment plans representing an equivalent value as if such compensation had been invested on December 31, 2003, in 4,693 shares of common stock.

[2] Baumgartner — Includes 178,334 shares subject to stock options exercisable within 60 days.

[3] Blount — Includes 24,000 shares subject to stock options exercisable within 60 days. In addition to the shares listed above, a portion of compensation has been deferred pursuant to the Directors' Deferred Compensation Plan representing an equivalent value as if such compensation had been invested on December 31, 2003, in 390 shares of common stock.

[4] Brazil — Includes 12,000 shares subject to stock options exercisable within 60 days. In addition to the shares listed above, a portion of compensation has been deferred pursuant to the Directors' Deferred Compensation Plan representing an equivalent value as if such compensation had been invested on December 31, 2003, in 124 shares of common stock.

[5] Dillon — Includes 20,000 shares subject to stock options exercisable within 60 days. In addition to the shares listed above, a portion of compensation has been deferred pursuant to the Directors' Deferred Compensation Plan representing an equivalent value as if such compensation had been invested on December 31, 2003, in 185 shares of common stock.

[6] Gallardo — Includes 16,000 shares subject to stock options exercisable within 60 days. In addition to the shares listed above, a portion of compensation has been deferred pursuant to the Directors' Deferred Compensation Plan representing an equivalent value as if such compensation had been invested on December 31, 2003, in 124 shares of common stock.

[7] Goode — Includes 28,000 shares subject to stock options exercisable within 60 days. In addition to the shares listed above, a portion of compensation has been deferred pursuant to the Directors' Deferred Compensation Plan representing an equivalent value as if such compensation had been invested on December 31, 2003, in 13,469 shares of common stock.

[8] Magowan — Includes 32,000 shares subject to stock options exercisable within 60 days. In addition to the shares listed above, a portion of compensation has been deferred pursuant to the Directors' Deferred Compensation Plan representing an equivalent value as if such compensation had been invested on December 31, 2003, in 3,441 shares of common stock.

[9] Oberhelman — Includes 129,321 shares subject to stock options exercisable within 60 days. In addition to the shares listed above, a portion of compensation has been deferred pursuant to supplemental employees' investment plans representing an equivalent value as if such compensation had been invested on December 31, 2003, in 7,512 shares of Common Stock.

[10] Osborn — Includes 4,000 shares subject to stock options exercisable within 60 days. In addition to the shares listed above, a portion of compensation has been deferred pursuant to the Directors' Deferred Compensation Plan representing an equivalent value as if such compensation had been invested on December 31, 2003, in 29 shares of common stock.

[11] Owens — Includes 310,334 shares subject to stock options exercisable within 60 days. In addition to the shares listed above, a portion of compensation has been deferred pursuant to supplemental employees' investment plans representing an equivalent value as if such compensation had been invested on December 31, 2003, in 3,054 shares of common stock.

[12] Parker — Includes 28,000 shares subject to stock options exercisable within 60 days. In addition to the shares listed above, a portion of compensation has been deferred pursuant to the Directors' Deferred Compensation Plan representing an equivalent value as if such compensation had been invested on December 31, 2003, in 449 shares of common stock.

[13] Powell — Includes 4,000 shares subject to stock options exercisable within 60 days. In addition to the shares listed above, a portion of compensation has been deferred pursuant to the Directors' Deferred Compensation Plan representing an equivalent value as if such compensation had been invested on December 31, 2003, in 29 shares of common stock.

[14] Shaheen — Includes 157,289 shares subject to stock options exercisable within 60 days. In addition to the shares listed above, a portion of compensation has been deferred pursuant to supplemental employees' investment plans representing an equivalent value as if such compensation had been invested on December 31, 2003, in 5,066 shares of common stock.

[15] Smith — Includes 20,000 shares subject to stock options exercisable within 60 days. In addition to the shares listed above, a portion of compensation has been deferred pursuant to the Directors' Deferred Compensation Plan representing an equivalent value as if such compensation had been invested on December 31, 2003, in 429 shares of common stock.

[16] Thompson — In addition to the shares listed above, a portion of compensation has been deferred pursuant to supplemental employees' investment plans representing an equivalent value as if such compensation had been invested on December 31, 2003, in 9,858 shares of common stock.

[17] Group — Includes 3,684,778 shares subject to stock options exercisable within 60 days. Also includes 99,728 shares for which voting and investment power is shared. All directors and executive officers as a group beneficially own less than one percent of the company's outstanding common stock.

Persons Owning More than Five Percent of Caterpillar Stock
(as of December 31, 2003)

Name and Address	Voting Authority		Dispositive Authority		Total Amount of Beneficial Ownership	Percent of Class
	Sole	Shared	Sole	Shared		
Capital Research and Management Company 333 South Hope Street Los Angeles, CA 90071	0	0	19,479,500	0	19,479,500	5.6

Performance Graph

CATERPILLAR INC.
Total Cumulative Stockholder Return for
Five-Year Period Ending December 31, 2003

The graph below shows the cumulative stockholder return assuming an investment of $100 on December 31, 1998 and reinvestment of dividends thereafter.



		1998	1999	2000	2001	2002	2003
Caterpillar Inc.	■	100.00	105.03	108.55	123.05	110.97	204.94
S&P 500	▲	100.00	120.89	109.97	96.94	75.64	97.09
S&P 500 Machinery	●	100.00	117.91	114.30	123.34	120.35	180.97

14

As Caterpillar's Compensation Committee (committee), our primary goal is to establish a compensation program that serves the long-term interests of Caterpillar and its stockholders. Our prime asset is our people. A focused, competitive compensation program tailored to meet our long-term goals significantly enhances that asset.

We believe that Caterpillar has developed a compensation program that effectively:

- links the interests of management and stockholders;

- links employee compensation with both individual performance and long-term Caterpillar performance; and

- attracts and retains people of high caliber and ability.

Although this report is directed at CEO and executive officer compensation, the committee emphasizes that only through the efforts of all highly motivated, dedicated Caterpillar employees around the globe has the company been able to have the success it had in 2003.

Executive Officer Compensation

Our executive officer compensation package is a combination of base pay, short-term and long-term incentive compensation. No executive officer has a "golden parachute" agreement that would reward him or her upon departure from the company. Total annual cash compensation consists of base salary and cash payouts under our corporate short-term incentive compensation plans. Long-term compensation consists of stock options, grants of restricted stock and the three year long-term cash performance plan. The committee established the following principles to guide us in structuring our pay practices:

- ***Base salary, as a percentage of total direct pay, should decrease as salary grade levels increase*** *— as employees move to higher levels of responsibility with greater ability to influence enterprise results, the percentage of their pay at risk should increase correspondingly;*

- ***The ratio of long-term variable pay to short-term variable pay should increase as salary grade levels increase*** *— the long-term future of our company should be the top priority of our executives and our compensation program must motivate our executives to take actions that are best for the long-term vitality of the company; and*

- ***The ratio of stock options and other equity-based compensation to long-term performance-based plans should increase as salary grade levels increase*** *— stock options provide a clear link between interests of the stockholder and the interests of the recipient. Our compensation program must place increasing emphasis on developing an "ownership mentality" among our top executives.*

These principles guided the committee's compensation decisions in 2003.

Total Annual Cash Compensation

Total annual cash compensation for executive officers is comprised of base salary plus annual short-term incentive pay. At Caterpillar, total cash is targeted to be highly competitive in relation to salaries offered at other companies within our competitive market for talent.

When reviewing total annual cash compensation, we use Hewitt as our principle source of survey data. As a benchmark against the survey data received from Hewitt, we request survey data from Hay and Towers Perrin. All companies included in these surveys are in the S&P Composite Index. In December 2002, the data showed that executive officer short-term incentive compensation at Caterpillar at the Chairman/CEO and Vice President levels, respectively, was slightly above or slightly below the median of the surveyed companies, and below that of surveyed companies at the Group President level. In response, we approved a 10 percent increase at the midpoint salary range at the Group President level. The percentage of the base pay element of short-term incentive pay at the Chairman/CEO and Vice President levels was maintained from the prior year.

Payouts Under The Corporate Incentive Compensation Plans

Executive officers, along with other management, salaried, and hourly payrolls, participate in corporate incentive compensation plans as part of their short-term compensation package. For the CEO and Group Presidents, the plan is called the Executive Short-Term Incentive Plan (ESTIP). The ESTIP was approved by our stockholders at the annual meeting of stockholders on April 11, 2002, so as to preserve the tax-deductibility offered for such compensation under Section 162(m) of the United States Tax Code. For all other salaried and management employees, the corporate incentive compensation plan is referred to as the Short-Term Incentive Plan (STIP). The ESTIP and the STIP (the plans) are substantially similar team-based pay at risk plans that deliver a target percentage of base salary to each participant based on performance against team goals at both the enterprise and business unit levels. The following guiding principles apply to the plans:

- percentage of pay at risk is to remain at market-leading levels, meaning that commensurately less pay at market target levels is included in base pay than is the case for our comparator companies;

- they are focused on rewarding employees for the delivery of results against measurable goals;

- they are designed to deliver highly competitive incentive compensation at target levels;

- the company's payout objective under the plans should be at target on average over a period of years; and

- they are designed to drive behavior aligned with both enterprise and business unit results.

For 2003, approximately $335 million in short-term incentive compensation was earned by approximately 51,678 Caterpillar employees.

Team awards under these plans are calculated by multiplying:

- pro-rated annual base salary;
- a specific percentage of base salary that varies based on position;
- a performance factor based upon Caterpillar's achievement of certain earnings per share (EPS) levels; and
- a performance factor based upon Caterpillar's achievement of certain 6 Sigma benefits levels.

Before any amount could be awarded under these plans for 2003, Caterpillar had to achieve a threshold EPS level, with larger amounts awarded for achievement of business plan, target or maximum EPS level. Due to a challenging 2003 business climate, we approved a recommendation to lower the payout factor for achievement of the business plan from .9 to .44 in February 2003. For 2003, the target EPS level was exceeded and all executive officers received a team award.

As part of the STIP, 26 business units (or divisions within those units) at Caterpillar have their own short-term incentive compensation plans tied to the goals of their particular unit. For 2003, 25 executive officers received part of their short-term incentive payouts based on the performance of their individual business units. Several factors specific to the unit may have impacted that payout, including EPS, 6 Sigma benefits, return on assets (ROA), accountable profit, cash flow, revenue growth, price realization, percentage of industry sales, and quality.

Executive officers participating in their respective divisional incentive plans were eligible to receive 50 percent of the team award amount that would have been awarded if he or she had participated solely in the divisional plans and 50 percent of the amount that would have been awarded had the officer participated solely in the corporate STIP metrics (EPS and corporate 6 Sigma benefits).

In addition to these awards, certain executive officers received an individual award for 2003 based on individual performance. In February 2003, we approved a change in this discretionary portion of the plan to establish a new 2 percent discretionary award to be reserved exclusively for executive officers and employees at all salary grade levels receiving the highest performance ranking in their annual performance reviews. In his discretion, the Chairman decides whether any individual awards to executive officers are warranted. Each business unit Vice President decides whether any individual awards to employees at all other salary grade levels are warranted. Unused portions of the funds allocated to the Chairman and unit Vice Presidents each year for individual awards are not carried forward into the next year.

Long-Term Incentive Compensation

The Long-Term Incentive Plan (LTIP) is comprised of three components: annual stock option grants, a three-year cash performance plan and grants of restricted stock.

Stock Options

In 2003, all executive officers and certain other key employees were granted stock options. These stock options permit the holder to buy Caterpillar stock for a price equal to the stock's value when the option was granted. If the price of Caterpillar stock increases from the date of grant, the options have value. Typically, holders have 10 years to exercise stock options from the date they were granted, absent events such as death or termination of employment. We view stock options as critical to linking the interest of our stockholders and employees to realize a benefit from appreciation in the price of Caterpillar stock.

The number of options an executive officer receives depends upon his or her position in the company. Typically, a baseline number of options is granted for the positions of Vice President, Group President, and Chairman. Positive or negative adjustments may be made based on a subjective assessment of individual performance.

Consistent with our commitment to cultivate an ownership mentality among our executive officers, Caterpillar is one of the few companies to establish and adhere to strict ownership guidelines in connection with stock option grants. Pursuant to these guidelines, adjustments to the number of options granted may be made if the officer does not meet his or her stock ownership requirements. Officers are encouraged to own a number of shares at least equal to the average number of shares for which they received options in their last five option grants. Twenty-five percent of vested unexercised options apply toward the ownership target. If 100 percent of this guideline was not met, significant progress had not been made toward meeting it, or a satisfactory explanation for failure to meet it had not been presented, we would have reduced the number of options to be granted to that particular officer. For 2003, all officers complied with the target ownership guidelines and no officer was penalized for low share ownership.

Cash Performance Plan

Our long-term incentive compensation plan also includes a cash performance plan offered to executive officers and other high-level management employees. Under this feature, a three-year performance cycle is established each year. If the company meets certain threshold, target or maximum performance goals at the end of the cycle, participants receive a cash payout. We have the ability to apply different performance criteria for different cycles, as well as the discretion to adjust performance measures for unusual items such as changes in accounting practices or corporate restructurings. For the 2002-2004 cycle and beyond, the committee decided to change the metric for the cash performance plan from after-tax ROA to a metric combining company EPS growth and return on equity (ROE). This change was made to better align our officers' interests with those of our stockholders. In February 2003, we set the threshold, target and maximum levels for the 2003-2005 cycle for EPS growth at the 25th, 50th and 75th percentiles of our S&P peer group, respectively, and for ROE at 15, 20 and 25 percent, respectively. As with the 2002-2004 plan, each measure will trigger independently for the 2003-2005 cycle.

For the three-year cycle established for the years 2001 through 2003, the threshold after-tax ROA goal was not met and no payout was made for the third consecutive year.

Restricted Stock Grants

In December 2000, in recognition of the need to attract and retain outstanding performers, we approved the implementation of a restricted stock award program. Key elements of the program are:

- Establishment of a pool of 250,000 restricted shares of company stock, from which selected performance-based and retention-based grants would be made to officers and other key employees, as well as prospective employees;
- Refreshment of the pool annually to a level approved by the committee;
- Restrictions on awarded shares with vesting schedules varying from 3 – 5 years; and
- Forfeiture of restricted shares upon the grantee's election to leave Caterpillar.

Pursuant to the plan, the committee reviews nominations for awards to assure they meet the following criteria:

For prospective employees:

- Demonstrated potential as a significant contributor;
- Capabilities presenting a potential competitive advantage; or
- Special talents or characteristics to meet a specific corporate need.

For current Caterpillar employees:

- Exceptional performance;
- High potential for promotion; or
- High marketability for positions outside Caterpillar.

Sixty-one participants received a total of 42,210 restricted shares with a total value of $2,290,387 under this restricted stock award program in 2003. In addition, 7 participants received a total of 4,425 phantom restricted shares with a total value of $248,159 under this program in 2003.

Mr. Barton's Individual Goals for 2003

The committee reviewed Mr. Barton's individual goals established at the beginning of 2003 and his subsequent performance against those goals. We believe that the company's 2003 performance is a testament to Mr. Barton's effective strategic direction and leadership. He has very clearly positioned the company for long-term growth and success.

Financial Results

The company had an excellent year, revising its annual outlook upwards at the conclusion of each quarter. The year-end results exceeded even the revised outlook announced at the beginning of the fourth quarter. This performance was attributable to many factors, including the company's diverse base of businesses, significant reductions in the company's core operating costs and higher sales and revenues in each of the company's three principal lines of business. In addition, 6 Sigma continued to achieve breakthroughs in cost reduction, quality and process improvement in 2003, surpassing even the aggressive enterprise goals set by Mr. Barton and enabling the company to more than offset $310 million in higher retirement benefits costs in 2003.

Effective Management of Acquisitions and Growth Initiatives

Mr. Barton met his goal of keeping recent acquisitions, growth initiatives and recently under-performing products on track to deliver improved returns in 2003. Building Construction Products made significant improvement as a result of continued product improvement and improved manufacturing strategies. Profitability improved at Perkins as well, attributable in part to the introduction of a new line of engines and reductions in employment. Additionally, renewed emphasis on the under 1-megawatt units of electric power generation paid off with a notable increase in volume.

Improvement in Cash Flow

Under Mr. Barton's direction, 2003 was a very good year for the company's cash flow. After contributing $720 million to the company's pension plans, operating cash flow from our Machinery and Engines principal lines of business was $1.43 billion. This strong cash flow allowed funding for the company's capital expenditures, increased dividend payments and the share repurchase program while improving the strength of the company's financial position.

6 Sigma Leadership

Thanks to Mr. Barton's leadership, the company's 6 Sigma efforts were extraordinarily successful in 2003, building on the momentum generated in 2002. 6 Sigma results far exceeded the company's aggressive goals set at the outset of the year and 6 Sigma was the key enabler of the $231 million improvement in core operating costs in 2003. Nearly 40 percent of the company's employees — more than 25,000 people — are now directly engaged in 6 Sigma projects across the enterprise. Virtually every employee has been directly or indirectly involved by serving on or supporting those who are serving on 6 Sigma teams. More than 15,000 projects are in process, led by more than 2,600 black belts. The company also trained 176 master black belts and 17,500 green belts in 2003. In addition, 6 Sigma extended further throughout the company's value chain in 2003. Ninety-seven Caterpillar dealers and more than 240 suppliers are now using 6 Sigma to help improve their businesses and strengthen the value chain.

Commitment to Diversity

Throughout the year, Mr. Barton set very clear expectations concerning the importance of building a more diverse, global workforce. He supported the Corporate Diversity Council in its effort to establish processes and metrics for driving and assessing performance at each business unit. Under Mr. Barton's direction, the company leveraged its relationships with twelve Strategic Partner Schools and five diversity-focused professional organizations to assure that the company has a source of highly talented diverse candidates from which to recruit. This Strategic Partner Schools initiative, launched this year, was very well received by the twelve participating schools and enabled the company to achieve tangible progress in its efforts to enhance the company's diversity. In addition, at Mr. Barton's direction, the Human Services Division launched a 6 Sigma project to explore additional means by which the company can attract candidates from a diverse background.

ACERT® Technology

Mr. Barton achieved his 2003 goal of ensuring the company obtained EPA certification and success-ful market introduction of the full line of its Advanced Combustion Emissions Reduction Technology (ACERT) engines. The new Caterpillar engine line with ACERT technology offers five engines, the C7, C9, C11, C13 and C15, all of which have received EPA certification and meet 2004 EPA emission regulations without sacrificing engine performance. The company is in full production of all of the engines, in accordance with the pre-announced timeline. Market acceptance of ACERT engines has been strong. As reported in the Ward's year to date data through November 2003, Caterpillar maintained its leadership position in the North American on-highway truck and bus industry. Additionally, J.D. Powers awarded the company with the Award for Customer Acceptance of On-Highway Diesel Truck Engines for the fourth consecutive year in 2003.

Pursue New Business Opportunities

In 2003, Mr. Barton achieved his goal of pursuing new business opportunities for the company. Several new initiatives were brought to the board for discussion, consideration and exploration. Several of these initiatives were approved for further due diligence, and agreements were finalized on a number of these initiatives in 2003. Solar Turbines Incorporated, a subsidiary of Caterpillar Inc. announced a five-year agreement with ChevronTexaco Corporation to supply turbomachin-ery systems, including industrial gas turbine engines, gas compressors and aftermarket products and services. Caterpillar consummated a five-year global alliance with BHP Billiton pursuant to which Caterpillar will supply an estimated $1.5 billion in equipment and support to BHP Billiton's diversified global resources operations. The company also entered a multi-year alliance with Blount International, Inc. to bring a full line of purpose-built forestry equipment to Cat dealers and customers. Finally, the company finalized a joint venture agreement with Eaton Corporation to provide a total systems approach to integrated, reliable electric power solutions for customer needs. The product lines for the joint venture include paralleling switchgear and automatic transfer switches used for emergency or prime power applications for a wide variety of facilities, ranging from commercial and industrial facilities to utility and generation installations.

Critical Success Factors

In 2003, Mr. Barton set a goal to provide enhanced progress reports to the board with respect to each of the company's Critical Success Factors (CSF's). He met this goal, providing regular updates on the CSF's throughout the year and dedicating significant time at each board meeting to a select number of CSF's, focusing particular emphasis on the Growth, Cost Reduction, Order Fulfillment, 6 Sigma and Best Products CSF's.

China and India

Mr. Barton achieved his 2003 goal to accelerate the company's product and manufacturing strategy for China and India. The company's China and India operations experienced significant increases in terms of volumes and profitability in 2003 as compared to 2002. Product development accelerated in 2003 as well with the launch of the 426 Series I BHL in India and the D7G and D6G in China. The company finalized its acquisition of Hindustan Powerplus Ltd. (HPL) in 2003 to provide a solid foundation on which to build the company's future engine strategy in India.

In China, the company announced a multi-year framework for investments in November, which it expects to provide the basis for the company to significantly expand its business in China. In the first concrete milestone toward implementation for this expansion, the company signed a non-binding memorandum of understanding with the PRC's Shandong Engineering Machinery — the seventh largest wheel loader producer in China. Subject to approval from China's government officials and the companies' satisfactory completion of due diligence, these negotiations are expected to pave the way for Caterpillar to increase its presence in China. In June, Caterpillar Logistics Services, Inc., a wholly owned subsidiary of Caterpillar entered into a strategic venture with LSH Logistics Limited, a wholly owned subsidiary of Lei Shing Hong Limited, Caterpillar's largest dealer in China to market and provide a wide range of logistics services to the Greater China (including Hong Kong and Taiwan) and Korean markets.

Contact with Analysts and Stockholders

For 2003, Mr. Barton set a goal of maintaining contact with financial analysts and stockholders. This goal was met as Mr. Barton participated in the company's Securities Analyst Conference attended by 90 analysts and investors representing over 25 percent of the company's outstanding shares in 2003. He also met individually with several institutional stockholders to keep abreast of trends and ideas prevalent in the marketplace. He held on-line interviews with noted business talk shows and participated in several press interviews regarding the company and industry trends.

Contact with Caterpillar Customers

For 2003 Mr. Barton set a goal of maintaining regular contact with Caterpillar customers. This goal was met as Mr. Barton continued to be actively involved in the support of the company's marketing activities. He attended five different association meetings with dealers representing over 60 percent of the company's sales. He also attended major dealer anniversaries and met with several customer groups. He met throughout the year with numerous large engine, earthmoving, mining and logistics customers as well as several of the company's key suppliers.

Outside Organizations

Mr. Barton met his goal to be an active participant in organizations dedicated to business and commerce. He regularly attended meetings of the Business Roundtable (BRT), International Business Roundtable, The Conference Board and the Business Council. He was appointed Chairman of the BRT's Health and Retirement Task Force and led the BRT's successful effort to have a prescription drug benefit added to Medicare. Mr. Barton also served as one of four panelists at the Business Council's meeting on Trade, which focused on issues relating to exports, and President Bush appointed him to the Export Council. The British Government also honored Mr. Barton for his personal leadership in growing Caterpillar's industrial base in the United Kingdom over the last ten years.

Commitment to the Peoria Community

Mr. Barton achieved his 2003 goal of continuing his involvement in the growth and development of Caterpillar's hometown, Peoria, Illinois. Mr. Barton continued his service on the PeoriaNext Board, and was actively involved in fundraising activities to support new start-up companies in the Peoria region. He attended countless functions recognizing Caterpillar employee participation in community activities and spoke at a number of different community organizations, including at the graduation ceremonies at Western Illinois University, Eureka College and the University of Missouri Engineering Program.

By the Compensation Committee consisting of:

William A. Osborn (Chairman)

John R. Brazil

Juan Gallardo

Peter A. Magowan

Gail D. Fosler

Charles D. Powell

Executive Compensation Tables

2003 Summary Compensation Table

Name and Principal Position	Year	Annual Compensation Salary	Bonus[1]	Other Annual Compensation[2]	Long-Term Compensation Awards Restricted Stock Awards[3]	Securities Underlying Options	Payouts LTIP Payouts	All Other Compensation[4]
G. A. Barton Chairman and CEO	2003	$1,250,000	$1,628,393	$2,707	$ 0	250,000	$ 0	$130,076
	2002	1,175,001	917,943	628	0	190,000	0	56,400
	2001	1,075,002	1,188,004	5,941	421,350	160,000	0	51,600
V. H. Baumgartner[5] Group President	2003	868,696	822,832	0	0	70,000	0	40,630
	2002	712,638	404,907	0	0	61,000	0	23,841
	2001	549,229	478,179	0	0	54,000	0	26,363
D. R. Oberhelman Group President	2003	537,340	509,159	0	0	70,000	0	49,215
	2002	498,000	282,910	176	0	61,000	0	19,540
	2001	407,086	414,720	0	147,473	24,000	0	7,150
J. W. Owens Group President	2003	695,000	658,419	378	0	70,000	0	64,536
	2002	670,002	380,600	482	0	61,000	0	22,781
	2001	645,006	600,927	0	0	54,000	0	25,800
G. L. Shaheen Group President	2003	649,004	615,022	6,070	0	70,000	0	61,469
	2002	590,505	375,472	718	0	61,000	0	24,020
	2001	553,755	488,167	1,704	0	54,000	0	22,150
R. L. Thompson Group President	2003	689,170	652,863	2,109	0	70,000	0	64,186
	2002	670,002	380,600	1,099	0	61,000	0	20,100
	2001	645,006	565,927	1,732	0	54,000	0	19,350

[1] Consists of cash payments made pursuant to the corporate incentive compensation plan in 2004 with respect to 2003 performance, in 2003 with respect to 2002 performance, and in 2002 with respect to 2001 performance.

[2] Taxes paid on behalf of employee related to aircraft usage.

[3] Consists of restricted shares issued pursuant to the restricted stock award program established in December 2000. On March 1, 2001, 10,000 restricted shares were awarded to G. A. Barton and 3,500 restricted shares were awarded to D. R. Oberhelman. The fair market value of Caterpillar common stock at the time of these awards was $42.135. As of December 31, 2003, the number and value of all restricted stock held by each of the following was: G. A. Barton – 13,723 ($1,148,752), V. H. Baumgartner – 1,231 ($103,047), D. R. Oberhelman – 4,456 ($373,012), J. W. Owens – 1,893 ($158,463), G. L. Shaheen – 1,524 ($127,574) and R. L. Thompson – 1,893 ($158,463). Caterpillar's average stock price on December 31, 2003 ($83.71 per share) was used to determine the value of restricted stock. Dividends are paid on this restricted stock.

[4] Consists of matching company contributions for the Caterpillar 401(k) Plan, and supplemental employees' investment plans, respectively, of G. A. Barton ($12,000/ $118,076), D. R. Oberhelman ($12,000/$37,215), J. W. Owens ($12,000/$52,536), G. L. Shaheen ($12,000/$49,469) and R. L. Thompson ($12,000/$52,186) and of matching contributions for V. H. Baumgartner ($40,630) in a foreign Employees' Investment Plan.

[5] Dollar amounts are based on compensation in Swiss Francs converted to U.S. dollars using the exchange rate in effect December 31, 2003.

Option Grants in 2003

| Name | Individual Grants | | | | Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term[3] | |
	Number of Securities Underlying Options Granted[1]	% of Total Options Granted to Employees In Fiscal Year 2003[2]	Exercise Price Per Share	Expiration Date	5%	10%
G. A. Barton	250,000	2.97	$54.285	06/10/13	$ 8,533,750	$ 21,628,750
V. H. Baumgartner	70,000	.83	54.285	06/10/13	2,389,450	$ 6,056,050
D. R. Oberhelman	70,000	.83	54.285	06/10/13	2,389,450	$ 6,056,050
J. W. Owens	70,000	.83	54.285	06/10/13	2,389,450	$ 6,056,050
G. L. Shaheen	70,000	.83	54.285	06/10/13	2,389,450	$ 6,056,050
R. L. Thompson	70,000	.83	54.285	06/10/13	2,389,450	$ 6,056,050
Executive Group	1,298,100	15.42	54.285	06/10/13	44,310,644	$ 112,305,122
All Stockholders[4]	N/A	N/A	N/A	N/A	$11,768,159,255	$29,826,345,332
Executive Group Gain as % of all Stockholder Gain	N/A	N/A	N/A	N/A	.37%	.37%

[1] Options are exercisable upon completion of one full year of employment following the grant date (except in the case of death or retirement) and vest at the rate of one-third per year over the three years following the grant. Upon exercise, option holders may surrender shares to pay the option exercise price and satisfy tax-withholding requirements. Options granted to certain employees that are vested and not incentive stock options may be transferred to certain permitted transferees.

[2] In 2003, options for 8,474,100 shares were granted to employees and directors as follows: Executive Group – 1,298,100; non-employee directors – 56,000; and all others – 7,120,000.

[3] The dollar amounts under these columns reflect the 5% and 10% rates of appreciation prescribed by the Securities and Exchange Commission. The 5% and 10% rates of appreciation would result in per share prices of $88.42 and $140.80, respectively.

[4] For "All Stockholders" the potential realizable value is calculated from $54.285, the average price of Common Stock on June 10, 2003, based on the outstanding shares of common stock on that date.

Aggregated Option/SAR Exercises in 2003, and 2003 Year-End Option/SAR Values

| Name | Shares Acquired On Exercise[1] | Value Realized[2] | Number of Securities Underlying Unexercised Options/SARs at 2003 Year-End[3] | | Value of Unexercised In-the-Money Options/ SARs at 2003 Year-End[2] | |
			Exercisable	Unexercisable	Exercisable	Unexercisable
G. A. Barton	80,853	$2,755,019	572,067	429,999	$18,501,854	$13,145,185
V. H. Baumgartner	6,800	174,314	178,334	128,666	6,371,615	3,944,765
D. R. Oberhelman	484	18,372	129,321	118,666	4,255,544	3,642,965
J. W. Owens	50,000	1,723,690	310,334	128,666	10,743,523	3,944,765
G. L. Shaheen	57,386	1,715,412	157,289	128,666	5,568,313	3,944,765
R. L. Thompson	242,334	4,827,258	0	128,666	0	3,944,765

[1] Upon exercise, option holders may surrender shares to pay the option exercise price and satisfy tax-withholding requirements. The amounts provided are gross amounts absent netting for shares surrendered.

[2] Calculated on the basis of the fair market value of the underlying securities at the exercise date or year-end, as the case may be, minus the exercise price.

[3] Numbers presented have not been reduced to reflect any transfers of options by the named executives.

Long-Term Incentive Plans/Awards in 2003				
	Performance or Other Period Until	Estimated Future Payouts under Non-Stock Price-Based Plans[1]		
Name	Maturation or Payout	Threshold	Target	Maximum
G. A. Barton	2003 – 2005	$1,008,000	$2,016,000	$3,024,000
Chairman and CEO	2002 – 2004	1,008,000	2,016,000	3,024,000
V. H. Baumgartner	2003 – 2005	461,266	922,532	1,383,798
Group President	2002 – 2004	461,266	922,532	1,383,798
D. R. Oberhelman	2003 – 2005	285,604	571,208	856,813
Group President	2002 – 2004	285,604	571,208	856,813
J. W. Owens	2003 – 2005	366,975	733,950	1,100,925
Group President	2002 – 2004	366,975	733,950	1,100,925
G. L. Shaheen	2003 – 2005	345,977	691,954	1,037,931
Group President	2002 – 2004	345,977	691,954	1,037,931
R. L. Thompson	2003 – 2005	363,302	726,604	1,089,906
Group President	2002 – 2004	363,302	726,604	1,089,906

[1] Payout is based upon an executive's base salary at the end of the three-year cycle, a predetermined percentage of that salary, and Caterpillar's achievement of specified performance levels (EPS and ROE for the 2002 – 2004 and 2003 – 2005 cycles) over the three-year period. The threshold amount will be earned if 50% of the targeted performance level is achieved. The target amount will be earned if 100% of the targeted performance level is achieved. The maximum award amount will be earned at 150% of targeted performance level. Base salary levels for 2003 were used to calculate the estimated dollar value of future payments under both cycles.

Pension Plan Table					
Remuneration	Years of Service				
	15	20	25	30	35
$ 250,000	$ 56,250	$ 75,000	$ 93,750	$ 112,500	$ 131,250
300,000	67,500	90,000	112,500	135,000	157,500
350,000	78,750	105,000	131,250	157,500	183,750
400,000	90,000	120,000	150,000	180,000	210,000
450,000	101,250	135,000	168,750	202,500	236,250
500,000	112,500	150,000	187,500	225,000	262,500
550,000	123,750	165,000	206,250	247,500	288,750
650,000	146,250	195,000	243,750	292,500	341,250
750,000	168,750	225,000	281,250	337,500	393,750
850,000	191,250	255,000	318,750	382,500	446,250
950,000	213,750	285,000	356,250	427,500	498,750
1,100,000	247,500	330,000	412,500	495,000	577,500
1,400,000	315,000	420,000	525,000	630,000	735,000
1,600,000	360,000	480,000	600,000	720,000	840,000
1,950,000	438,750	585,000	731,250	877,500	1,023,750
2,500,000	562,500	750,000	937,000	1,125,000	1,312,500

The compensation covered by the pension program is based on an employee's annual salary and bonus. Amounts payable pursuant to a defined benefit supplementary pension plan are included. As of December 31, 2003, the persons named in the Summary Compensation Table had the following estimated credited years of benefit service for purposes of the pension program: G. A. Barton – 35 years*; V. H. Baumgartner – 37 years**; D. R. Oberhelman – 28 years; J. W. Owens – 31 years; G. L. Shaheen – 35 years*; and R. L. Thompson – 21 years. The amounts payable under the pension program are computed on the basis of an ordinary life annuity and are not subject to deductions for Social Security benefits or other amounts.

---

*Although having served more than 35 years with the company, amounts payable under the plan are based on a maximum of 35 years of service.
**Mr. Baumgartner is covered by the pension plan of a subsidiary of the company which is intended to provide benefits comparable to those under the company's pension program.

 **PROPOSAL 2 — Approve Amendment to Caterpillar Inc. 1996 Stock Option and Long-Term Incentive Plan**

The Caterpillar Board of Directors (board) has adopted and recommends that you approve an amendment to our 1996 Stock Option and Long-Term Incentive Plan (plan) that would increase the number of shares authorized for issuance under the plan and allow the use of stock appreciation rights (SARs) and restricted stock units under the plan. We are currently authorized to issue 39 million shares under the plan, which are nearly depleted after 2003 option grants. We are asking that you approve an additional 25 million shares for issuance.

The full text of the plan with the proposed changes highlighted is attached as Exhibit A and we encourage you to reference it for important details on the plan. If the additional shares are approved, a Form S-8 registering these shares is expected to be filed by May 28, 2004.

How is the Plan Administered?

The plan is administered by the board's Compensation Committee (committee), which is made up of only independent directors. The committee has the authority to determine which employees get awards under the plan, as well as the amount and timing of awards. Caterpillar's board can terminate the plan at any time and can also amend the plan without stockholder approval, unless that approval is required under applicable law or stock exchange regulations.

Under the plan, awards are made to certain management employees of Caterpillar and non-employee directors in either options to purchase Caterpillar stock, in shares of Caterpillar stock that carry certain restrictions, or in performance awards tied to specific performance measures and targets. The committee has no control over the timing and amount of awards to non-employee directors. Approximately 1,900 employees and all non-employee directors participate in various portions of the plan.

Important Facts About Stock Option Awards

No employee can receive stock options representing more than 400,000 shares of Caterpillar stock in a particular year. The price at which stock options can be exercised cannot be less than 100 percent of the fair market value of the stock on the date the option is granted. Non-employee directors receive stock options for 4,000 shares each year.

Stock options have a term of 10 years and typically vest in one-third annual installments. There is also a period of employment required before options can be exercised and exercise after termination of employment is limited by certain time periods that vary based on termination circumstances.

For directors and certain other employees, stock options may be transferred to family members and other entities. For other individuals, options are transferable only by will, the laws of descent and distribution, or under a qualified domestic relations order.

Important Facts About SARs

A stock appreciation right is a right, denominated in shares, to receive, upon exercise of the right, in whole or in part, without payment to the company an amount, payable in shares, in cash or a combination thereof, that is equal to the excess of: (i) the fair market value of common stock on the date of exercise of the right; over (ii) the fair market value of common stock on the date of grant of the right multiplied by the number of shares for which the right is exercised. It is anticipated that SARs primarily will be used in place of stock options, and any appreciation in value will be paid in cash or stock. If the proposed amendment is approved, the committee will have the authority to grant SARs to participants and to determine the number of shares subject to each SAR, the term of the SAR (up to a maximum of 10 years), the time or times at which the SAR may be exercised, and all other terms and conditions of the SAR. SARs can be granted either as tandem or non-tandem awards. A tandem SAR is granted at the same time as an option and may be exercised by the recipient as an alternative to the option. The terms of a tandem SAR shall be the same as those of its related option. Upon the exercise of the related option, the tandem SAR (or portion related to the exercise) shall expire, and upon exercise of a tandem SAR, the related option shall expire. No employee can receive non-tandem SARs representing more than 400,000 shares of Caterpillar stock in a particular year. SARs typically vest in one-third annual installments. There is also a period of employment required before SARs can be exercised and exercise after termination of employment is limited by certain time periods that vary based on termination circumstances. For directors and certain other employees, non-tandem SARs may be transferred to family members and other entities. For other individuals, non-tandem SARs are transferable only by will, the laws of descent and distribution, or under a qualified domestic relations order.

Tax Consequences for Stock Options and SARs

Stock options or SARs have certain federal tax consequences, based on whether the employee is granted an incentive stock option or non-qualified stock option or SAR under the plan. If an incentive stock option is granted, the employee does not have taxable income at the time of grant. If the employee does not sell shares underlying the incentive option within two years from the date of grant or within one year from the date of option exercise, gain or loss on the sale will be treated as long-term capital gain or loss. If these holding periods are not satisfied, the employee will realize ordinary income at the time stock underlying the incentive stock option is sold and Caterpillar will receive a corresponding tax deduction.

If a non-qualified stock option or SAR is granted, the employee does not have taxable income at the time of grant. At the time of exercise, the employee will have ordinary income equal to the difference in the price of the stock on the date of exercise and the option's exercise price or SARs base price. Caterpillar receives a tax deduction equal to the employee's ordinary income. When shares underlying non-qualified stock options or SARs are sold, the employee realizes a short-term or long-term capital gain on additional stock appreciation from the date of exercise.

Important Facts About Restricted Stock and Restricted Stock Units

The committee can also award restricted stock and restricted stock units (RSUs) under the plan. Restricted stock is a share that is transferred or sold by Caterpillar to an employee, but is subject to substantial risk of forfeiture and to restrictions on its sale or transfer by the employee. An RSU is the right to receive a share of Caterpillar stock at a future date in accordance with the terms of such grant upon the attainment of certain conditions specified by the committee. The committee determines the eligible employees to whom, and the time or times at which, grants of restricted stock or RSUs will be made, the number of shares or units to be granted, the price to be paid, if any, the time or times within which the shares covered by such grants will be subject to forfeiture, the time or times at which the restrictions will terminate, and all other terms and conditions of the grants. Restricted stock and RSUs are restricted for a period of not less than two but not more than 10 years. During the restricted period, the holder cannot take delivery of the shares and forfeiture provisions apply if the holder terminates employment for other than retirement or other special circumstances.

Tax Consequences for Restricted Stock and Restricted Stock Units

An employee who receives an award of restricted stock does not generally recognize taxable income at the time of the award. Instead, the employee recognizes ordinary income in the first taxable year in which his or her interest in the shares becomes either: (1) freely transferable; or (2) no longer subject to a substantial risk of forfeiture. The amount of taxable income is equal to the fair market value of the shares less the cash, if any, paid for the shares.

An employee may elect to recognize income at the time he or she receives restricted stock in an amount equal to the fair market value of the restricted stock (less any cash paid for the shares) on the date of award.

Caterpillar receives a compensation expense deduction in an amount equal to the ordinary income recognized by the employee in the taxable year in which restrictions lapse (or in the taxable year of the award if, at that time, the employee had filed a timely election to accelerate recognition of income).

In the case of an award of a RSU, an employee will generally recognize ordinary income in an amount equal to the fair market value of any shares received on the date of delivery of the shares. In that taxable year, Caterpillar will receive a federal income tax deduction in an amount equal to the ordinary income that the employee has recognized.

Important Facts About Performance Awards

The committee can award a combination of cash and restricted stock to employees based on Caterpillar performance over a period of years. Typically, a performance period is established each year that has a duration of three years. Currently, performance factors for that time period may include ROA, ROE, return on sales, total stockholder return, cash flow, economic value added, and net earnings.

Performance measures typically include a threshold, target, and maximum level of performance to be achieved, with varying amounts awarded for each level. No individual may receive a performance award in a particular year exceeding $2.5 million.

Why Your Board Supports Approval of the Plan Amendment

Your board believes the plan is a critical component to Caterpillar's ability to attract and retain quality employees and directors. Plans such as the one before you for consideration have become commonplace among large companies and are viewed by employees and directors as an important part of their compensation. Failure to offer them would put Caterpillar at an extreme disadvantage in recruiting and retaining employees. We believe that the ongoing effectiveness of the plan depends upon increasing the authorized shares and adding SARs and RSUs to the list of permissible types of compensation for the committee to grant.

YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" PROPOSAL 2.

 PROPOSAL 3 — Ratification of Auditors

The board seeks an indication from stockholders of their approval or disapproval of the Audit Committee's appointment of PricewaterhouseCoopers LLP (PricewaterhouseCoopers) as independent auditors for 2004.

PricewaterhouseCoopers has been our independent auditor since 1925, and no relationship exists other than the usual relationship between independent auditor and client.

If the appointment of PricewaterhouseCoopers as independent auditors for 2004 is not approved by the stockholders, the adverse vote will be considered a direction to the Audit Committee to consider other auditors for next year. However, because of the difficulty in making any substitution of auditors so long after the beginning of the current year, the appointment for the year 2004 will stand, unless the Audit Committee finds other good reason for making a change.

Representatives of PricewaterhouseCoopers will be available at the annual meeting of stockholders to respond to questions.

YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" PROPOSAL 3.

 # PROPOSAL 4 — Stockholder Proposal re: Rights Plan and Caterpillar Response

Pursuant to Rule 14a-8(l)(1) of the Securities Exchange Act of 1934, the company will provide the name, address and number of company securities held by the proponent of this stockholder proposal promptly upon receipt of a written or oral request.

Resolution Proposed by Stockholder

Shareholder Input on a Poison Pill
RESOLVED: Shareholders request that our Directors increase shareholder voting rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote as soon as may be practical. Also once this proposal is adopted, dilution or removal of this proposal is requested to be submitted to a shareholder vote at the earliest possible shareholder election. Directors have the flexibility of discretion accordingly in scheduling any respective shareholder vote and in responding to shareholder votes.

Supporting Statement of Proponent
We as shareholders voted in support of this topic:

Year	Rate of Support
2000	50.8%
2001	49.7%
2002	48.2%
2003	48.7%

These percentages are based on yes and no votes cast. I believe this level of shareholder support is significant because this support followed our Directors' objections. This included extra cost company solicitations beyond the usual proxy distribution. Only 39% of shares outstanding voted against this topic in 2003. Source for 39%: May 14, 2003 10-Q.

I do not see how our Directors object to this proposal because it gives our Directors the flexibility to ignore our shareholder vote. In four years, our Directors have not responded with any management position evidence that our directors consulted with a corporate governance authority who supported this proposal topic. I believe our 4 consecutive votes between 48% and 51% are a strong signal of shareholder concern. This topic also won an overall 60% yes-vote at 79 companies in 2003.

Poison Pill Negative
The key negative of poison pills is that pills can preserve management deadwood.
        Source: *Morningstar.com*

The Potential of a Tender Offer Can Motivate Our Directors
Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could sell the company out from under its present management.
Source: *Wall Street Journal,* Feb. 24, 2003

Diluted Stock
An anti-democratic management scheme to flood the market with diluted stock is not a reason that a tender offer for our stock should fail.
Source: *The Motley Fool*

Like a Dictator
Poison pills are like a dictator who says, "Give up more of your freedom and I'll take care of you.

"Performance is the greatest defense against getting taken over. Ultimately if you perform well you remain independent, because your stock price will go up."
T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for 25 years

I believe our Directors could make a token response — hoping to gain points in the new corporate governance rating systems. A response, with a loophole to allow our directors to give a poison pill without a shareholder vote at any time, would not substitute for this proposal.

Council of Institutional Investors Recommendation
The Council of Institutional Investors www.cii.org, whose members have $2 trillion invested, called for shareholder approval of poison pills.

Shareholder Input on a Poison Pill
Yes on 4

Statement in Opposition to Proposal

Caterpillar has a demonstrated history of commitment to good corporate governance that precedes by decades the corporate scandals that have understandably shaken investor confidence. This commitment is recognized in an independent study of corporate governance practices conducted by Institutional Shareholder Services (ISS). This study, which rated companies on fifty-one corporate governance criteria — including whether or not a Shareholder Rights Plan or "poison pill" is in place — placed Caterpillar in the top five percent compared to other firms in the capital goods industry with a 95.7 Industry Corporate Governance Quotient (CGQ).

Despite the company's impressive governance record, proponent for the fifth consecutive year has submitted a governance issue proposal that has failed each year to receive sufficient support to pass under applicable law and company bylaws and that has received declining support (less than 50 percent of the yes-no vote and less than 43 percent of the overall vote at the 2001, 2002 and 2003 meetings) in three of the last four years. While proponent's statement refers to only 39 percent of the outstanding shares voting against this proposal, that number is misleading as the category of "outstanding shares" includes shares that were not voted one way or the other on the proposal. The fact remains that more than 50 percent of the votes actually cast either "for" or "against" the proposal (netting out abstentions and shares that were not voted at all) voted against the proposal last year. Your board opposes this proposal.

Our Shareholder Rights Plan does not, and is not intended to, prevent bidders from making offers to acquire the company at a price and on terms that would be in the best interests of all stockholders. Instead, the Shareholder Rights Plan is designed to protect stockholders against potential abuses during a takeover attempt. In this regard, it is important to remember that hostile acquirers are interested in buying a company as cheaply as they can, and, in attempting to do so, may use coercive tactics such as partial and two-tiered tender offers and creeping stock accumulation programs which do not treat all stockholders fairly and equally. We believe our Rights Plan provides our board with an additional degree of control in a takeover situation by allowing it to evaluate a takeover proposal in a rational manner to determine whether, in the exercise of its fiduciary duties, the board believes the proposed offer adequately reflects the value of the company and is in the interests of all stockholders.

Boards have a fiduciary duty to act in the best interests of the stockholders. Our board is comprised (with one exception) entirely of independent outside directors. In the event of a takeover attempt triggering the Rights Plan, our board is in the best possible position to be free from self-interest in discharging its fiduciary duty to determine whether the proposed offer is in the best interests of the stockholders.

The economic benefits of a rights plan to stockholders have been validated in several studies. Georgeson & Company Inc. — a nationally recognized proxy solicitor and investor relations firm — analyzed takeover data between 1992 and 1996 to determine whether rights plans had any measurable impact on stockholder value. Their findings were as follows:

- Premiums paid to acquire target companies with rights plans were on average eight percentage points higher than premiums paid to target companies without rights plans;

- Rights plans contributed an additional $13 billion in shareholder value during the last five years and shareholders of acquired companies without rights plans gave up $14.5 billion in potential premiums;

- The presence of a rights plan did not increase the likelihood of withdrawal of a friendly takeover bid nor the defeat of a hostile one; and

- Rights plans did not reduce the likelihood of a company becoming a takeover target.

Georgeson's two pioneering "Poison Pill" Impact Studies in 1998 and a 1995 report from JP Morgan reached the same conclusions. For these reasons, plans similar to our Rights Plan have been adopted by a majority of the companies in the S&P 500 index.

Supporting this empirical evidence, the Director of Corporate Programs at ISS has conceded that "companies with poison pills tend to get higher premiums on average than companies that don't have pills." *Wall Street Journal,* January 29, 1999.

The company recognizes that despite the empirical evidence regarding the value of our Rights Plan, stockholders have a justified interest in assuring that independent board members systematically review the Rights Plan to confirm whether its existence continues to be in the best interests of the company and its stockholders. In response to this concern, on October 9, 2002, the board approved an amendment to the company's Rights Plan to include a provision (commonly referred to as a TIDE provision) that will require a committee comprised solely of independent directors to review the Rights Plan at least every three years to consider whether the continuance of the Rights Plan is in the best interests of the company, its stockholders and any other relevant constituencies of the company. The committee conducted this review in 2003 and concluded that based on our directors' business experience and knowledge of Caterpillar and the industry in which it operates, the Caterpillar Shareholder Rights Plan continues to be in your best interest.

YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "AGAINST" PROPOSAL 4.

 # PROPOSAL 5 — Stockholder Proposal re: Sale of Equipment to Israel and Caterpillar Response

Pursuant to Rule 14a-8(l)(1) of the Securities Exchange Act of 1934, the company will provide the name, address and number of company securities held by the proponent of this stockholder proposal promptly upon receipt of a written or oral request.

Resolution Proposed by Stockholder

WHEREAS;

Caterpillar's Code of Worldwide Business Conduct states that "Caterpillar accepts the responsibilities of global citizenship" and recognizes that Caterpillar's "commitment to financial success must also take into account social, economic, political, and environmental priorities;"

The Code of Worldwide Business Conduct recognizes that "Caterpillar prospers not only by our customers' acceptance of our products and services, but also by the public's acceptance of our conduct;"

Through the Code of Worldwide Business Conduct Caterpillar has made a committment to "respond to public inquiries . . with prompt, courteous, honest answers;"

It is a matter of public record that since 1967, the Israeli government has used Caterpillar equipment, including specially modfied D9 and D10 bulldozers to destroy over 7,000 buildings in the West Bank and Gaza Strip, leaving 50,000 men, women and children homeless;

It is a matter of public record that the Israel Defense Forces (IDF) have used Caterpillar equipment to uproot hundreds of thousands of olive trees as well as orchards of dates, prunes, lemons and oranges causing widespread economic hardship and environmental degradation in rural areas of Palestine;

Spokesmen for Caterpillar, Inc. have acknowledged that Caterpillar is aware of the IDF's use of Caterpillar equipment to destroy civilian homes, infrastructure and agricultural resources but has, nevertheless, refused either to condemn these practices or to take actions necessary to halt the sale or transfer of Caterpillar equipment to the IDF;

In response to the above-described abuses, public campaigns in the United States and Europe are advocating boycotts of Caterpillar industrial and consumer products.

THEREFORE BE IT RESOLVED: The shareholders request that the Board of Directors appoint a committee of outside directors to issue a report, omitting confidential information and prepared at reasonable cost, by October 1, 2004, addressing the following:

The process for review and evaluation used to determine whether the sale (either directly or through intermediaries, including agencies of the United States government) of Caterpillar equipment to the IDF comports with Caterpillar's Code of Worldwide Business Conduct.

Supporting Statement of Proponent

We are concerned by the actual and potential damage to Caterpillar's international sales and worldwide reputation because of the widely-publicized use of Caterpillar equipment, particularly D9 and D10 bulldozers to destroy Palestinian homes, infrastructure and agricultural resources. We are interested in determining if the evidently small amount of revenue derived from these sales outweighs the economic and public relations costs, especially in the United States, Europe and Arab countries, and whether Caterpillar's Directors can reconcile acquiescence in the IDF's use of this equipment for these purposes with Caterpillar's Code of Worldwide Business Conduct.

Statement in Opposition to Proposal

Caterpillar shares the world's concern over unrest in the Middle East and we certainly have compassion for all those affected by the political strife. However, more than two million Caterpillar machines and engines are at work in virtually every country of the world each day. We have neither the legal right nor the means to police individual use of that equipment. We believe any comments on political conflict in the region are best left to our governmental leaders who have the ability to impact action and advance the peace process.

YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "AGAINST" PROPOSAL 5.

 # PROPOSAL 6 — Stockholder Proposal re: HIV/AIDS and Caterpillar Response

Pursuant to Rule 14a-8(l)(1) of the Securities Exchange Act of 1934, the company will provide the name, address and number of company securities held by the proponent of this stockholder proposal promptly upon receipt of a written or oral request.

Resolution Proposed by Stockholder

Whereas:

There are more than 42 million people worldwide currently living with HIV/AIDS, over 95% of whom live in the developing world. Yet only 4% of developing world patients who need antiretroviral therapy have access to it. (*AIDS Epidemic Update,* December 2002, UNAIDS/WHO);

According to UNAIDS, the HIV/AIDS pandemic is "creating or aggravating poverty among millions of people, eroding human capital, weakening government institutions and threatening business activities and investment" (*Financing Development in the Shadow of HIV/AIDS*, March 2002, UNAIDS);

Business leaders at the 2002 World Economic Forum committed themselves to the fight against AIDS as a business priority (*Financing Development in the Shadow of HIV/AIDS*);

The 2002 King Report on Corporate Governance for the Johannesburg Stock Exchange calls for listed companies to disclose the nature and extent of plans, policies and strategies which manage the potential impact of HIV/AIDS in the company's activities (*Accountancy Age,* 12 May 2002);

For many businesses it is cost effective to provide HIV/AIDS treatment and prevention programs for their employees (*Harvard Business Review,* February 2003);

TUBERCULOSIS, one of the world's leading infectious causes of death, takes 2 million lives a year and is a leading killer of people with HIV/AIDS (*Campaign for Access to Essential Medicines,* 2001, Doctors without Borders);

Virtually no research is being conducted to develop new treatments for TB, a disease that Doctors Without Borders calls "a political and social problem that could have incalculable consequences for generations to come" (*Campaign for Access*);

MALARIA kills between one and two million people each year and 300-500 million new cases occur every year (*Campaign for Access*);

Malaria is often treated in developing countries with drugs that are no longer effective, and people with resistant malaria cannot access the treatment that could save their lives (*Campaign for Access*);

In a report for the UN Conference on Financing for Development, UNAIDS states: "Increasing illness and death of large numbers of productive members of society will reduce overall production and consumption." (*Financing Development in the Shadow of HIV/AIDS*);

The World Bank reports that in southern Africa and other affected regions "a complete economic collapse will occur" unless there is a response to the HIV/AIDS pandemic. Even "a delay in responding to the outbreak of the epidemic, however, can lead to collapse." (*The Long-run Economic Costs of AIDS, June 2003, The World Bank*).

RESOLVED: Shareholders request that our Board review the economic effects of the HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy, and its initiatives to date, and report to shareholders within six (6) months following the 2004 annual meeting. This report developed at reasonable costs and omitting proprietary information, will identify the impacts of these pandemics on the company.

Supporting Statement of Proponent

Investors want to feel confident that our board has fully considered the risks and opportunities our company faces in relation to the public health crisis in emerging markets, and has effective policies and processes in place for dealing with the challenges.

Statement in Opposition to Proposal

At Caterpillar, we have demonstrated that we greatly respect the proponents' interests in the impact of diseases and health issues in Africa. We met with the proponents via teleconference on two occasions last year and extended an offer to meet with them again this year to discuss their concerns and the information sought by this proposal. However, we believe that the proposed study and report would not benefit current or potential victims of the diseases, nor would it benefit Caterpillar and its stockholders.

Caterpillar already offers employees in the region access to company-subsidized health benefits covering counseling, voluntary testing and treatment programs for HIV-AIDS. The company encourages employees to take advantage of the programs, which supplement government insurance.

In addition, Sub-Saharan Africa constitutes an extremely small part of our business. Substantially less than 1 percent of our workforce is employed in the region. Operations in Sub-Saharan Africa accounted for only 1 percent of the company's total assets, approximately 3 percent of net earnings and approximately 3 percent of the company's sales and revenues. Furthermore, the company's products bear no relationship to the health issues addressed by the proposal.

While Caterpillar feels a strong responsibility to its employees, we believe the report requested by the proponents is excessive and is not in the best interests of our stockholders.

YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "AGAINST" PROPOSAL 6.

Other Matters

Section 16(a) Beneficial Ownership Reporting Compliance

Based upon a review of our records, all reports required to be filed pursuant to Section 16(a) of the Exchange Act were filed on a timely basis except four reports — one each for Michael J. Baunton, Richard P. Lavin, James J. Parker, and Sherril K. West. These filings reported one late transaction for each of the above indicated individuals.

Stockholder Proposals for the 2005 Annual Meeting

If you want to submit a proposal for possible inclusion in the company's 2005 Proxy Statement, our Corporate Secretary must receive it on or before November 4, 2004.

Matters Raised at the Meeting not Included in this Statement

We do not know of any matters to be acted upon at the meeting other than those discussed in this statement. If any other matter is presented, proxy holders will vote on the matter in their discretion.

Under Caterpillar bylaws, a stockholder may bring a matter before the annual meeting by giving adequate notice to our Corporate Secretary. To be adequate, that notice must contain information specified in our bylaws and be received by us not less than 45 days nor more than 90 days prior to the annual meeting. If, however, less than 60 days notice of the meeting date is given to stockholders, notice of a matter to be brought before the annual meeting may be provided to us up to the 15th day following the date notice of the annual meeting was provided.

Solicitation

Caterpillar is soliciting this proxy on behalf of its board of directors. This solicitation is being made by mail, but also may be made by telephone or in person. We have hired Innisfree M&A Incorporated for $15,000, plus out-of-pocket expenses, to assist in the solicitation.

Stockholder List

A stockholder list will be available for your examination during normal business hours at 100 NE Adams Street, Peoria, Illinois, at least ten days prior to the annual meeting and will also be available for examination at the annual meeting.

Revocability of Proxy

You may revoke the enclosed proxy by filing a written notice of revocation with us or by submitting another executed proxy that is dated later.

Admission Ticket Request Procedure

Request Deadline

Ticket requests must include all applicable information specified below and be submitted in writing and received by Caterpillar on or before March 31, 2004. No requests will be processed after that date.

Number of Tickets

Admission tickets will be limited to stockholders of record on February 17, 2004, and one guest, or a stockholder's authorized proxy representative.

To Submit Request

Submit requests to James B. Buda, Secretary by mail to 100 NE Adams Street, Peoria, IL 61629-7310 or by fax to (309) 675-6620. Ticket requests by telephone will not be accepted.

Verification

In all cases, record date share ownership will be verified. Please bring a valid photo identification to the meeting.

Authorized Proxy Representative

A stockholder may appoint a representative to attend the meeting and/or vote on his/her behalf. The admission ticket must be requested by the stockholder but will be issued in the name of the authorized representative. Individuals holding admission tickets that are not issued in their name will not be admitted to the meeting. Stockholder information specified below and a written proxy authorization must accompany the ticket request.

Registered Stockholders

For ownership verification provide:

- name(s) of stockholder
- address
- phone number
- social security number and/or stockholder account number

Also Include:

- name of guest if other than stockholder
- name of authorized proxy representative, if one appointed
- address where tickets should be mailed and phone number

Beneficial Holders

For ownership verification provide:

- a copy of your brokerage account statement showing Caterpillar stock ownership as of the record date (2/17/04);
- a letter from your broker, bank or other nominee verifying your record date (2/17/04) ownership; or
- a copy of your voting instruction card

Also Include:

- name of guest if other than stockholder
- name of authorized proxy representative, if one appointed
- address where tickets should be mailed and phone number

CATERPILLAR INC.

1996 STOCK OPTION AND LONG-TERM INCENTIVE PLAN
(Proposed changes are indicated in *italics*)

Section 1. Purpose

The Caterpillar Inc. 1996 Stock Option and Long-Term Incentive Plan ("Plan") is designed to attract and retain outstanding individuals as non-employee directors, officers and key employees of Caterpillar Inc. and its subsidiaries (collectively, the "Company"), and to furnish incentives to such individuals through awards based upon the performance of the Company and its stock. To this end, the Plan provides for grants of stock options, ***stock appreciation rights ("SARs")***, restricted stock, ***restricted stock units***, and performance awards, or combinations thereof, to non-employee directors, officers and other key employees of the Company, on the terms and subject to the conditions set forth in the Plan.

Section 2. Shares Subject to the Plan

2.1 *Shares Reserved for Issuance*

Sixty-Four Million shares of Company common stock ("Shares") shall be available for issuance under the Plan either from authorized but unissued Shares or from Shares acquired by the Company, including Shares purchased in the open market. An additional four million Shares authorized but unissued under prior Company stock option plans shall be available for issuance under this Plan.

2.2 *Reacquired Shares*

If Shares subject to an award under the Plan are not acquired by participants, or Shares issued under the Plan are reacquired by the Company, because of lapse, expiration, or termination of an award, such Shares shall again become available for issuance under the Plan. Shares tendered upon exercise of an option by a Plan participant may be added back and made available solely for future awards under the Plan.

2.3 *Adjustments in Authorized Shares*

In the event of any corporate event or transaction (including, but not limited to, a change in the shares of the Company or the capitalization of the Company) such as a merger, consolidation, reorganization, recapitalization, separation, stock dividend, stock split, reverse stock split, split up, spin-off, or other distribution of stock or property of the Company, combination of Shares, exchange of Shares, dividend in kind, or other like change in capital structure or distribution (other than normal cash dividends) to stockholders of the Company, or any similar corporate event or transaction, the Committee, in its sole discretion, in order to prevent dilution or

enlargement of Participants' rights under the Plan, shall substitute or adjust, as applicable, the number and kind of Shares that may be issued under the Plan or under particular forms of awards, the number and kind of Shares subject to outstanding awards, the option exercise price or base price applicable to outstanding awards, the annual award limits, the limits on awards set forth in Sections 5.1(a), 6.1(b) and 8.2, and other value determinations applicable to outstanding awards.

The Committee, in its sole discretion, may also make appropriate adjustments in the terms of any awards under the Plan related to such changes or distributions and to modify any other terms of outstanding awards, including modifications of performance goals and changes in the length of Performance Periods. The determination of the Committee as to the foregoing adjustments, if any, shall be conclusive and binding on Participants under the Plan.

Section 3. Administration

Unless otherwise provided in the Plan, the Committee shall have the authority to grant awards under the Plan to non-employee directors, officers, and other key employees of the Company. Except as limited by the express provisions of the Plan or by resolutions adopted by the Board, the Committee also shall have the authority and discretion to interpret the Plan, to establish and revise rules and regulations relating to the Plan, and to make any other determinations that it believes necessary or advisable for administration of the Plan, except to the extent that such authority or discretion would cause an award to fail to qualify as performance based compensation for purposes of Section 162(m) of the Code.

The Committee shall be composed solely of members of the Board that satisfy applicable tax, securities and stock exchange rules, and other requirements determined to be necessary or advisable by the Board. The Committee may delegate to one or more of its members or to one or more officers of the Company, and/or its Subsidiaries and Affiliates or to one or more agents or advisors such administrative duties or powers as it may deem advisable, and the Committee or any person to whom it has delegated duties or powers as aforesaid may employ one or more persons to render advice with respect to any responsibility the Committee or such person may have under the Plan.

Section 4. Eligibility and Participation

4.1 *Eligibility*

Individuals eligible to participate in this Plan include non-employee directors, officers, and other key employees.

4.2 *Actual Participation*

Subject to the provisions of the Plan, the Committee may, from time to time, select from all eligible officers and key Employees those to whom awards shall be granted. The Committee shall determine, in its sole discretion, the nature of any and all terms (as permissible by law) and the amount of each award. Directors who are not employees shall only receive awards in accordance with the terms set forth in this Plan.

Section 5. Stock Options

5.1   *Company Employees*

(a) Eligibility

The Committee shall determine Company officers and key employees to whom options shall be granted, the timing of such grants, and the number of shares subject to the option; provided that the maximum number of Shares upon which options may be granted to any employee in any calendar year shall be 400,000. All Options granted under the Plan will be evidenced by an Award Agreement.

(b) Option Exercise Price

The exercise price of each option shall not be less than 100% of the fair market value of Shares underlying the option at the time the option is granted. The fair market value for purposes of determining the exercise price shall be the mean between the high and the low prices at which Shares are traded on the New York Stock Exchange on the day the option is granted. In the event this method for determining fair market value is not practicable, fair market value shall be determined by such other reasonable method as the Committee shall select.

(c) Option Exercise

Options shall be exercisable in such installments and during such periods as may be fixed by the Committee at the time of grant. Each Option granted to a Participant shall expire at such time as the Committee shall determine at the time of grant; provided, however, no Option shall be exercisable later than the tenth (10th) anniversary date of its grant.

Payment of the exercise price shall be made upon exercise of all or a portion of any option. Such payment shall be in cash or by tendering Shares that have been owned by the participant for at least six months having a fair market value equal to 100% of the exercise price. The fair market value of Shares for this purpose shall be the mean between the high and low prices at which Shares are traded on the New York Stock Exchange on the date of exercise. Upon exercise of an option, any applicable taxes the Company is required to withhold shall be paid to the Company. Shares to be received upon exercise may be surrendered to satisfy withholding obligations.

(d) Termination of Employment

The Committee may require a period of continued employment before an option can be exercised. That period shall not be less than one year, except that the Committee may permit a shorter period in the event of termination of employment by retirement or death.

Termination of employment with the Company shall terminate remaining rights under options then held; provided, however, that an option grant may provide that if employment terminates after completion of a specific period, the option may be exercised during a period of time after termination. That period may not exceed sixty months where termination of employ-

ment is caused by retirement or death or sixty days where termination results from any other cause provided that such period shall not extend beyond the original maximum term of the option. If death occurs after termination of employment but during the period of time specified, such period may be extended to not more than sixty-six months after retirement, or thirty-eight months after termination of employment for any other cause provided that such period shall not extend beyond the original maximum term of the option. In the event of termination within two years after a Change of Control as defined in Section 10.2 of the Plan, options shall be exercisable for a period of sixty months following the date of termination or for the maximum term of the option, whichever is shorter. Notwithstanding the foregoing, the Committee may change the post-termination period of exercisability of an option provided that change does not extend the original maximum term of the option.

(e) Transferability of Options

(i)   Except as otherwise permitted in Section 4.1(e)(ii), options shall not be transferable other than by will or the laws of descent and distribution or pursuant to a qualified domestic relations order as defined by the Code or the Employee Retirement Income Security Act. Options are exercisable during the holder's lifetime only by the holder, unless the holder becomes incapacitated or disabled, in which case the option may be exercised by the holder's authorized representative. A holder may file with the Company a written designation of beneficiaries with the authority to exercise options in the event of the holder's death.

(ii)   Notwithstanding the provisions of Section 4.1(e)(i), and in addition to the permissible transfers under that provision, options granted to persons at the level of Vice President and above, as well as directors of the Company and persons retired from those positions, may be transferred to any one or more "Permitted Transferees," as long as those options are not incentive stock options as defined below and are fully vested. Options granted to employees below the level of Vice President may be transferred upon prior approval of the Company's Director of Compensation and Benefits pursuant to the terms of this section.

(iii) For purposes of Section 4.1(e)(ii), the term "Permitted Transferees" shall mean the members of the group that consists exclusively of the individual to whom the option is granted, the spouse of the individual to whom the option is granted, the lineal descendants of the individual to whom the option is granted, the spouses of the lineal descendents to whom the option is granted, the lineal descendants of any spouse or former spouse of the individual to whom the option is granted, the spouses of the lineal descendants of any spouse or former spouse of the individual to whom the option is granted, the estate (and any trust that serves a distributive function of an estate) of the Permitted Transferee, all trusts that an individual who is a Permitted Transferee can revoke and all trusts, corporations, partnerships, limited liability companies and other entities in which, directly or indirectly, but for the exercise of a power of appointment or the death of the survivor of the individual who are Permitted Transferees. Each owner of an equitable interest is an individual who is a Permitted Transferee.

(f) Incentive Stock Options

Incentive stock options ("ISOs"), as defined in Section 422 of the Code, may be granted to key employees under the Plan. The decision to grant ISOs to particular persons is within the

Committee's discretion. An Option Award Agreement shall specify whether the Option is intended to be an ISO or a Non-Qualified Stock Option ("NQSO"). A NQSO is an option that does not meet the definition of an ISO. ISOs shall not be exercisable after expiration of ten years from the date of grant. The amount of ISOs vesting in a particular calendar year for an option recipient under this Plan and all incentive stock option plans of the Company or any parent or subsidiary corporation cannot exceed $100,000, based on the fair market value of the Shares subject to the options on the date of grant; provided that any portion of an option that cannot be exercised as an ISO because of this limitation may be converted by the Committee to another form of option. If any employee or former employee shall make any disposition of Shares issued pursuant to the exercise of an ISO under the circumstances described in Section 421(b) of the Code (relating to certain disqualifying dispositions), such employee or former employee shall notify the Company of such disposition within ten (10) days thereof. The Board may amend the Plan to comply with Section 422 of the Code or other applicable laws and to permit options previously granted to be converted to ISOs.

5.2   *Non-Employee Directors*

(a) Terms

Subject to the share ownership requirements, options with a term of ten years are granted to each non-employee director for 4,000 Shares, effective as of the close of each annual meeting of stockholders at which an individual is elected a director or following which such individual continues as a director. Options granted to non-employee directors shall become exercisable by one-third at the end of each of the three successive one-year periods since the date of grant. The exercise price of each option shall be 100% of the fair market value of Shares underlying the option on the date of grant.

(b) Termination of Directorship

An option awarded to a non-employee director may be exercised any time within sixty months of the date the director terminates such status. In the event of a director's death, the director's authorized representative may exercise the option within sixty months of the date of death, provided that if the director dies after cessation of director status, the option is exercisable within sixty-six months of such cessation. In no event shall an option awarded to a non-employee director be exercisable beyond the expiration date of that option.

Section 6. Stock Appreciation Rights

6.1   ***Company Employees***

(a) ***Types of SARs***

The Committee may grant "tandem" and "non-tandem" SARs under the Plan. A tandem SAR shall be granted at the same time as an option and may be exercised by the recipient as an alternative to the option. The term of a tandem SAR, its exercisability and any conditions or restrictions applicable to it shall be the same as its related option, and its base price shall be equal to the exercise price of the related option. In addition, upon the exercise of the option,

the tandem SAR (or the portion related to the exercise) shall expire and upon exercise of the tandem SAR, the related option (or such portion) shall expire. The terms of a non-tandem SAR shall be established by the Committee. A SAR that is not otherwise designated but is granted at the same time as an option shall be a tandem SAR.

(b) *Eligibility*

The Committee shall determine Company officers and employees to whom SARs shall be granted, the timing of such grants, and the number of shares subject to the SAR; provided that the maximum number of Shares upon which non-tandem SARs may be granted to any employee in any calendar year shall be 400,000.

(c) *SAR Base Price*

The base price of each non-tandem SAR shall not be less than one hundred percent of the fair market value of Shares underlying the SAR at the time the SAR is granted. The fair market value for purposes of determining the base price shall be the mean between the high and the low prices at which Shares are traded on the New York Stock Exchange on the day the SAR is granted. In the event this method for determining fair market value is not practicable, fair market value shall be determined by such other reasonable method as the Committee shall select.

(d) *SAR Exercise*

Non-tandem SARs shall be exercisable in such installments and during such periods as may be fixed by the Committee at the time of grant. Non-tandem SARs shall not be exercisable after the expiration of ten years from the date of grant.

Upon exercise of an SAR, the recipient shall be entitled to receive from the Company that number of Shares having an aggregate fair market value as of the date of exercise equal to the product of (i) the number of Shares as to which the recipient is exercising the SAR, and (ii) the excess of the fair market value (at the date of exercise) of a Share over the base price of the SAR, provided that the Committee may elect to settle all or a portion of the Company's obligation arising out of the exercise of an SAR by the payment of cash in an amount equal to the fair market value as of the date of exercise of the Shares it would otherwise be obligated to deliver. The fair market value of Shares for this purpose shall be the mean between the high and low prices at which Shares are traded on the New York Stock Exchange on the date of exercise. Upon exercise of an SAR, any applicable taxes the Company is required to withhold shall be paid to the Company. Shares to be received upon exercise may be surrendered to satisfy withholding obligations.

(e) *Termination of Employment*

The Committee may require a period of continued employment before a non-tandem SAR can be exercised. That period shall not be less than one year, except that the Committee may permit a shorter period in the event of termination of employment by retirement or death.

Termination of employment with the Company shall terminate remaining rights under non-tandem SARs then held; provided, however, that a non-tandem SAR grant may provide that if employment terminates after completion of a specific period, the SAR may be exercised during a period of time after termination. That period may not exceed sixty months where termination of employment is caused by retirement or death or sixty days where termination results from any other cause provided that such period shall not extend beyond the original maximum term of the SAR. If death occurs after termination of employment but during the period of time specified, such period may be extended to not more than sixty-six months after retirement, or thirty-eight months after termination of employment for any other cause provided that such period shall not extend beyond the original maximum term of the SAR. In the event of termination within two years after a Change of Control as defined in Section 10.2 of the Plan, non-tandem SARs shall be exercisable for a period of sixty months following the date of termination or for the maximum term of the SAR, whichever is shorter. Notwithstanding the foregoing, the Committee may change the post-termination period of exercisability of a non-tandem SAR provided that change does not extend the original maximum term of the SAR.

(f) *Transferability of SARs*

(i) *Except as otherwise permitted in Section 6(f)(ii), non-tandem SARs shall not be transferable other than by will or the laws of descent and distribution or pursuant to a qualified domestic relations order as defined by the Code or the Employee Retirement Income Security Act. Non-tandem SARs are exercisable during the holder's lifetime only by the holder, unless the holder becomes incapacitated or disabled, in which case the SAR may be exercised by the holder's authorized representative. A holder may file with the Company a written designation of beneficiaries with the authority to exercise non-tandem SARs in the event of the holder's death.*

(ii) *Notwithstanding the provisions of Section 6(f)(i), and in addition to the permissible transfers under that provision, non-tandem SARs granted to persons at the level of Vice President and above, as well as directors of this corporation and persons retired from those positions, may be transferred to any one or more "Permitted Transferees," as long as those SARs are fully vested. Non-tandem SARs granted to employees below the level of Vice President may be transferred upon prior approval of the Company's Director of Compensation and Benefits pursuant to the terms of this section.*

(iii) *For purposes of Section 6(f)(ii), the term "Permitted Transferees" shall mean the members of the group that consists exclusively of the individual to whom the non-tandem SAR is granted, the spouse of the individual to whom the non-tandem SAR is granted, the lineal descendants of the individual to whom the non-tandem SAR is granted, the spouses of the lineal descendents to whom the non-tandem SAR is granted, the lineal descendants of any spouse or former spouse of the individual to whom the non-tandem SAR is granted, the spouses of the lineal descendants of any spouse or former spouse of the individual to whom the non-tandem SAR is granted, the estate (and any trust that serves a distributive function of an estate) of the Permitted Transferee, all trusts that an individual who is a Permitted Transferee can revoke and all trusts, corporations, partnerships, limited liability companies and other entities in which, directly or indirectly, but for the exercise of a power of appointment or the death of the*

survivor of the individual who are Permitted Transferees. Each owner of an equitable interest is an individual who is a Permitted Transferee.

6.2 **_Non-Employee Directors_**

(a) **_Terms_**

The Committee may grant SARs to non-employee directors. With respect to the grant of SARs to non-employee directors and subject to any share ownership requirements, each year the Committee shall determine (i) the type of such SAR grant (i.e., tandem or non-tandem), (ii) the timing of such SAR grant and (iii) the number of shares subject to the SAR. All SARs granted under this provision of the Plan will be evidenced by an Award Agreement.

SARs granted to non-employee directors shall have a term of ten years and become exercisable by one-third at the end of each of the three successive one-year periods since the date of grant. The base price of each SAR shall be 100% of the fair market value of Shares underlying the SAR on the date the SAR is granted.

(b) **_Termination of Directorship_**

A SAR granted to a non-employee director may be exercised any time within sixty months of the date the director terminates such status. In the event of a director's death, the director's authorized representative may exercise the SAR within sixty months of the date of death, provided that if the director dies after cessation of director status, the authorized representative may exercise the SAR within sixty-six months of such cessation. In no event shall a SAR granted to a non-employee director be exercisable beyond the original expiration date of that SAR.

Section 7. Restricted Stock

7.1 *Company Employees*

(a) Eligibility

The Committee may determine whether restricted stock or **_restricted stock units_** shall be awarded to Company officers and employees, the timing of award, and the conditions and restrictions imposed on the award. **_Restricted stock units are similar to restricted stock except that no Shares are actually awarded to the employee on the date of grant. Shares are awarded only on the date of exercise._**

(b) Terms

With respect to restricted stock grants, during the restriction period the recipient shall have a beneficial interest in the restricted stock and all associated rights and privileges of a stockholder, including the right to vote and receive dividends, subject to any restrictions imposed by the Committee at the time of grant. The recipient shall have no voting or dividend rights with respect to any restricted stock units granted hereunder. The Committee may grant dividend equivalents on restricted stock units with such terms and conditions as the Committee shall specify.

The following restrictions will be imposed on Shares of restricted stock *(and restricted stock units where specified)* until expiration of the restriction period:

(i) The recipient shall not be entitled to delivery of the certificates for the Shares;

(ii) None of the ***restricted stock units or*** Shares issued as restricted stock may be transferred other than by will or by the laws of descent and distribution; and

(iii) ***Restricted stock units or*** Shares issued as restricted stock shall be forfeited if the recipient terminates employment with the Company, except for termination due to retirement after a specified age, disability, death or other special circumstances approved by the Committee.

Shares awarded as restricted stock will be issued subject to a restriction period set by the Committee of no less than two nor more than ten years. The Committee, except for restrictions specified in the preceding paragraphs, shall have the discretion to remove any or all of the restrictions on a restricted stock award whenever it determines such action appropriate. ***Except with respect to a maximum of five percent of the Shares authorized in Section 2, any awards of restricted stock or restricted stock units which vest on the basis of the recipient's continued employment with or provision of service to the Company shall not provide for vesting which is any more rapid than annual pro rata vesting over a three year period and any awards of restricted stock or restricted stock units which vest upon the attainment of performance goals shall provide for a performance period of at least twelve months.*** Upon expiration of the restriction period, the Shares will be made available to the recipient, subject to satisfaction of applicable tax withholding requirements.

7.2 *Non-Employee Directors*

(a) On January 1 of each year, 400 Shares of restricted stock shall be granted to each director who is not currently an employee of the Company. The stock will be subject to a restriction period of three years from the date of grant. During the restriction period, the recipient shall have a beneficial interest in the restricted stock and all associated rights and privileges of a stockholder, including the right to vote and receive dividends.

The following restrictions will be imposed on restricted stock until expiration of the restricted period:

(i) The recipient shall not be entitled to delivery of the Shares;

(ii) None of the Shares issued as restricted stock may be transferred other than by will or by the laws of descent and distribution; and

(iii) Shares issued as restricted stock shall be forfeited if the recipient ceases to serve as a director of the Company, except for termination due to death, disability, or retirement under the Company's Directors' Retirement Plan.

Upon expiration of the restriction period, the Shares will be made available to the recipient, subject to satisfaction of applicable tax withholding requirements.

(b) Each January 1st, 350 shares of restricted stock, in addition to shares described in Section 7.2(a), shall be awarded to each director who is not currently and has not been an employee of the Company. Shares awarded under this Section 7.2(b) will be held in escrow until the director terminates service with the Company. During the restriction period, the recipient shall have a beneficial interest in the restricted stock and all associated rights and privileges of a stockholder except as discussed below.

The following restrictions will be imposed on restricted stock awarded under this Section 7.2(b) until it is made available to the recipient:

(i)   The recipient shall not receive dividends on the shares, but an amount equal to such dividends will be credited to the director's stock equivalent account in the Company's Directors' Deferred Compensation Plan;

(ii) The recipient shall not be entitled to delivery of the shares;

(iii) None of the shares awarded may be transferred other than by will or by the laws of descent and distribution; and

(iv) The right to receive shares shall be subordinate to the claims of general creditors of the Company.

Upon termination of service, restricted shares will be made available to the recipient subject to satisfaction of applicable tax withholding requirements; provided, however, that if the recipient has not served on the Board for at least five years at the time of such termination, all restricted shares awarded under this Section 7.2(b) shall be forfeited.

Pursuant to termination of the Company's Directors' Retirement Plan effective December 31, 1996, each director continuing in office was awarded an amount of restricted stock equal to the accumulated value of past pension accruals as determined by the Company's actuary. Those shares will be subject to the same restrictions as shares awarded annually pursuant to this Section 7.2(b).

(c) Effective January 1, 2002, shares of restricted stock shall no longer be granted under Section 7.2(a) of the Plan or awarded under Section 7.2(b) of the Plan. Shares of restricted stock that were granted or awarded prior to January 1, 2002, shall be subject to the same restrictions and provisions as determined in 7.2(a) and 7.2(b).

(d) ***With respect to the award of restricted stock units, the Committee in its sole discretion may determine (i) whether restricted stock units shall be awarded to non-employee directors, (ii) the timing of award, and (iii) the conditions and restrictions imposed on the award.***

Section 8. Performance Awards

8.1 *Eligibility and Terms*

The Committee may grant awards to officers and other key employees ("Performance Awards") based upon Company performance over a period of years ("Performance Period"). The Committee shall have sole discretion to determine persons eligible to participate, the Performance

Period, Company performance factors applicable to the award ("Performance Measures"), and the method of Performance Award calculation.

At the time the Committee establishes a Performance Period for a particular award, it shall also establish Performance Measures and targets to be attained relative to those measures ("Performance Targets"). Performance Measures may be based on any of the following factors, alone or in combination, as the Committee deems appropriate: (i) return on assets; (ii) return on equity; (iii) return on sales; (iv) total stockholder return; (v) cash flow; (vi) economic value added; (vii) net earnings; and (viii) earnings per share relative to a peer group. The Committee may establish the peer group referenced above and amend the peer group as the Committee determines desirable. Performance Targets may include a minimum, maximum and target level of performance with the size of Performance Awards based on the level attained. Once established, Performance Targets and Performance Measures shall not be changed during the Performance Period; provided, however, that the Committee may eliminate or decrease the amount of a Performance Award otherwise payable to a participant. Upon completion of a Performance Period, the Committee shall determine the Company's performance in relation to the Performance Targets for that period and certify in writing the extent to which Performance Targets were satisfied.

8.2 *Payment of Awards*

Performance Awards may be paid in cash, stock, restricted stock (pursuant to terms applicable to restricted stock awarded to Company employees as described in the Plan), or a combination thereof as determined by the Committee. Performance Awards shall be made not later than ninety days following the end of the relevant Performance Period. The fair market value of a Performance Award payment to any individual employee in any calendar year shall not exceed Two Million Five Hundred Thousand and NO/100 Dollars ($2,500,000.00). The fair market value of Shares to be awarded shall be determined by the average of the high and low price of Shares on the New York Stock Exchange on the last business day of the Performance Period. Federal, state and local taxes will be withheld as appropriate.

8.3 *Termination*

To receive a Performance Award, the participant must be employed by the Company on the last day of the Performance Period. If a participant terminates employment during the Performance Period by reason of death, disability or retirement, a payout based on the time of employment during the Performance Period shall be distributed. Participants employed on the last day of the Performance Period, but not for the entire Performance Period, shall receive a payout prorated for that part of the Performance Period for which they were participants. If the participant is deceased at the time of Performance Award payment, the payment shall be made to the recipient's designated representative.

Section 9. Election to Receive Non-Employee Director Fees in Shares

Effective April 8, 1998, non-employee directors shall have the option of receiving all or a portion of their annual retainer fees, as well as fees for attendance at meetings of the Board and committees of the Board (including any Committee Chairman stipend), in the form of Shares.

The number of Shares that may be issued pursuant to such election shall be based on the amount of cash compensation subject to the election divided by the fair market value of one Share on the date such cash compensation is payable. The fair market value shall be the mean between the high and low prices at which Shares are traded on the New York Stock Exchange on payable date.

Shares provided pursuant to the election shall be held in book-entry form by the Company on behalf of the non-employee director. Upon request, the Company shall deliver Shares so held to the non-employee director. While held in book-entry form, the Shares shall have all associated rights and privileges, including voting rights and the right to receive dividends.

Section 10. Change of Control

10.1 *Effect on Grants and Awards*

Unless the Committee shall otherwise expressly provide in the agreement relating to a grant or award under the Plan, upon the occurrence of a Change of Control as defined below: (i) all options and SARs then outstanding under the Plan shall become fully exercisable as of the date of the Change of Control; (ii) all terms and conditions of restricted stock and restricted stock unit awards, and other stock-based awards for which no performance goals have been established then outstanding shall be deemed satisfied as of the date of the Change of Control; and (iii) all Performance Awards or other stock-based awards for which performance goal(s) have been established for a Performance Period not completed at the time of the Change of Control shall be payable in an amount equal to the product of the maximum award opportunity for the Performance Award or other stock-based award, and a fraction, the numerator of which is the number of months that have elapsed since the beginning of the Performance Period through the later of (A) the date of the Change of Control or (B) the date the participant terminates employment, and the denominator of which is the total number of months in the Performance Period; provided, however, that if this Plan shall remain in force after a Change of Control, a Performance Period is completed during that time, and the participant's employment has not terminated, this provision (iii) shall not apply.

10.2 *Change of Control Defined*

For purposes of the Plan, a "Change of Control" shall be deemed to have occurred if:

(a) Any person becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing fifteen percent or more of the combined voting power of the Company's then outstanding common stock, unless the Board by resolution negates the effect of this provision in a particular circumstance, deeming that resolution to be in the best interests of Company stockholders;

(b) During any period of two consecutive years, there shall cease to be a majority of the Board comprised of individuals who at the beginning of such period constituted the Board;

(c) The stockholders of the Company approve a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) less than fifty percent of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation; or

(d) Company stockholders approve a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company of all or substantially all of its assets.

Section 11. Amendment and Termination

11.1 *Amendment, Modification, Suspension, and Termination.*

Subject to Section 11.3, the Committee may, at any time and from time to time, alter, amend, modify, suspend, or terminate the Plan and any Award Agreement in whole or in part; provided, however, that, no amendment of the Plan shall be made without stockholder approval if stockholder approval is required by law, regulation, or stock exchange rule.

11.2 *Adjustment of Awards Upon the Occurrence of Certain Unusual or Nonrecurring Events*

The Committee may make adjustments in the terms and conditions of, and the criteria included in, awards in recognition of unusual or nonrecurring events (including, without limitation, the events described in Section 2.3 hereof) affecting the Company or the financial statements of the Company or of changes in applicable laws, regulations, or accounting principles, whenever the Committee determines that such adjustments are appropriate in order to prevent unintended dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan. The determination of the Committee as to the foregoing adjustments, if any, shall be conclusive and binding on Participants under the Plan.

11.3 *Awards Previously Granted*

Notwithstanding any other provision of the Plan to the contrary, no termination, amendment, suspension, or modification of the Plan or an Award Agreement shall adversely affect in any material way any award previously granted under the Plan, without the written consent of the Participant holding such award.

Section 12. Regulatory Compliance

Notwithstanding any other provision of the Plan, the issuance or delivery of any Shares may be postponed for such period as may be required to comply with any applicable requirements of any national securities exchange or any requirements under any other law or regulation applicable to the issuance or delivery of such Shares. The Company shall not be obligated to issue or deliver any Shares if such issuance or delivery shall constitute a violation of any provision of any law or regulation of any governmental authority or national securities exchange.

Section 13. *Dividend Equivalents*

Any participant selected by the Committee may be granted dividend equivalents based on the dividends declared of Shares that are subject to any award, to be credited as of dividend payment dates, during the period between the date the award is granted and the date the award is exercised, vests, or expires, as determined by the Committee in its sole discretion. Such dividend equivalents shall be converted to cash or additional Shares by such formula and at such time and subject to such limitations as may be determined by the Committee in its sole discretion.

Section 14. Beneficiary Designation

Each Participant under the Plan may, from time to time, name any beneficiary or beneficiaries (who may be named contingently or successively) to whom any benefit under the Plan is to be paid in case of his or her death before he or she receives any or all of such benefit. Each such designation shall revoke all prior designations by the same Participant, shall be in a form prescribed by the Committee, and will be effective only when filed by the Participant in writing with the Company during the Participant's lifetime. In the absence of any such designation, benefits remaining unpaid at the Participant's death shall be paid to the Participant's estate.

Section 15. Rights of Participants

15.1 *Employment*

Nothing in the Plan or an Award Agreement shall interfere with or limit in any way the right of the Company, its Affiliates, and/or its Subsidiaries, to terminate any Participant's employment or service on the Board at any time or for any reason not prohibited by law, nor confer upon any Participant any right to continue his or her employment or service as a Director for any specified period of time.

Neither an award nor any benefits arising under this Plan shall constitute an employment contract with the Company, its Affiliates, and/or its Subsidiaries and, accordingly, subject to Sections 3 and 11, this Plan and the benefits hereunder may be terminated at any time in the sole and exclusive discretion of the Committee without giving rise to any liability on the part of the Company, its Affiliates, and/or its Subsidiaries.

15.2 *Participation*

No individual shall have the right to be selected to receive an award under this Plan, or, having been so selected, to be selected to receive a future award.

15.3 *Rights as a Stockholder*

Except as otherwise provided herein, a Participant shall have none of the rights of a stockholder with respect to Shares covered by any award until the Participant becomes the record holder of such Shares.

Section 16. Successors

All obligations of the Company under the Plan with respect to awards granted hereunder shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise, of all or substantially all of the business and/or assets of the Company.

Section 17. Nonexclusivity of the Plan

The adoption of this Plan shall not be construed as creating any limitations on the power of the Board or Committee to adopt such other compensation arrangements as it may deem desirable for any Participant.

Section 18. No Constraint on Corporate Action

Nothing in this Plan shall be construed to: (i) limit, impair, or otherwise affect the Company's or a Subsidiary's or an Affiliate's right or power to make adjustments, reclassifications, reorganizations, or changes of its capital or business structure, or to merge or consolidate, or dissolve, liquidate, sell, or transfer all or any part of its business or assets; or, (ii) limit the right or power of the Company or a Subsidiary or an Affiliate to take any action which such entity deems to be necessary or appropriate.

Section 19. Governing Law

The Plan and each Award Agreement shall be governed by the laws of the State of Illinois, excluding any conflicts or choice of law rule or principle that might otherwise refer construction or interpretation of the Plan to the substantive law of another jurisdiction. Unless otherwise provided in the Award Agreement, recipients of an award under the Plan are deemed to submit to the exclusive jurisdiction and venue of the federal or state courts of Illinois, to resolve any and all issues that may arise out of or relate to the Plan or any related Award Agreement.

Section 20. Duration of the Plan

Unless sooner terminated as provided herein, the Plan shall terminate ten years from the date it was initially adopted. After the Plan is terminated, no awards may be granted but awards previously granted shall remain outstanding in accordance with their applicable terms and conditions and the Plan's terms and conditions.

Section 21. Effective Date

This Plan Restatement shall be effective January 1, 2004.

CATERPILLAR INC.

CHARTER OF THE AUDIT COMMITTEE
OF THE BOARD OF DIRECTORS
(adopted by the Board of Directors on October 8, 2003)

I. PURPOSE AND GENERAL RESPONSIBILITIES

The primary function of the Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibilities of the company's compliance with legal and regulatory requirements with respect to financial matters. It performs this function by:

- serving as an independent and objective party to monitor the integrity of Caterpillar's financial statements, reporting process and internal control system;

- reviewing and assessing audit efforts of Caterpillar's independent auditors and internal auditing department;

- providing an avenue of open communication among Caterpillar's independent auditors, financial and senior management, internal auditing department, and Board of Directors;

- directly appointing, retaining, compensating, evaluating and terminating the company's independent auditors;

- reviewing the qualifications, independence and performance of the independent auditor;

- reviewing the performance of the company's internal audit function; and

- resolving disagreements, if any, between management and the independent auditor.

In carrying out these responsibilities, the Audit Committee shall have the authority to conduct or authorize investigations into any matters within the scope of its responsibilities and the authority to retain such outside counsel, experts, and other advisors as it determines appropriate to assist it in the conduct of any investigation. The Audit Committee shall receive appropriate funding from the company, as determined in the Audit Committee's sole discretion, for payment of compensation for such outside legal, accounting or other advisors employed by the Audit Committee.

While the Audit Committee has the responsibilities set forth in this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that Caterpillar's financial statements are complete and accurate and are in accordance with generally accepted accounting principles. This is the responsibility of management and the independent auditor. Nor is it the duty of the Audit Committee to conduct investigations or to assure compliance with laws and regulations.

II. COMPOSITION

The Audit Committee shall have a Chairman appointed by the Board of Directors. No member of the Audit Committee shall have a relationship to Caterpillar that may interfere with the exercise of their independent judgment, as such independence is defined by New York Stock Exchange Listing Standards. All members of the Audit Committee shall be financially literate as determined by the Board in its business judgment consistent with financial literacy guidelines adopted by the Board. At least one member of the Audit Committee must have accounting or related financial management expertise as determined by the Board in its business judgment.

III. MEETINGS ATTENDANCE AND MINUTES

The Audit Committee shall meet at least six times a year or more frequently if circumstances dictate. Directors not on the Committee may attend meetings at their discretion. At least quarterly, the Audit Committee shall meet separately with the independent auditor and the Vice President for Corporate Auditing and Compliance in executive session. One-third of the Committee, but not less than two members, shall constitute a quorum for the transaction of business. Unless the Committee by resolution determines otherwise, any action required or permitted to be taken by the Committee may be taken without a meeting if all members of the Committee consent thereto in writing, and the writing or writings are filed with the minutes of the proceedings of the Committee. Members of the Committee may participate in a meeting through the use of conference telephone or similar communications equipment, as long as all members participating in such meeting can hear one another, and such participation shall constitute presence at such meetings.

At each meeting of the Audit Committee, the following individuals, or their designated representative, shall be present: the Group President in charge of financial matters, Chief Financial Officer, Controller, General Counsel and Corporate Secretary, Vice President for Corporate Auditing and Compliance, and the engagement partner for the independent auditor. At the invitation of the Audit Committee Chairman, other members of management or outside consultants shall attend Audit Committee meetings. The Audit Committee shall provide the Board with regular reports of issues arising with respect to the quality and integrity of the company's financial statements, the company's compliance with legal and regulatory requirements, the performance and independence of the company's auditors and the performance of internal audit.

Minutes of each meeting shall be filed with the records of the Company.

IV. RESPONSIBILITIES AND DUTIES

Audit Committee Charter

The Audit Committee shall review this charter at least annually (or more frequently as circumstances require) for adequacy and recommend to the Board any necessary changes. Should necessary charter changes come to the Audit Committee's attention prior to its scheduled annual review, such changes may be recommended to the Board prior to the annual review.

Independent Auditor

It is understood that the independent auditor is ultimately accountable to the Audit Committee. In that regard, the Audit Committee has the ultimate authority and responsibility to select, evaluate, and, where appropriate, replace the independent auditor.

At least annually (or more frequently as circumstances require), the Audit Committee shall review a formal written statement from the independent auditor delineating all relationships between the independent auditor and Caterpillar and discuss with the independent auditor all significant relationships the independent auditor has with Caterpillar to determine its independence and objectivity. Any necessary action resulting from that review shall be recommended to the Board by the Audit Committee.

At least annually (or more frequently as circumstances require), the Audit Committee shall review a report of the independent auditor describing the firm's internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues.

In connection with its continual assessment of the independence of the outside auditor, the Audit Committee shall pre-approve the retention of the outside auditor for any significant non-audit service and any fee for such service.

The Audit Committee views updates on emerging accounting and auditing issues as critical to its function. In this regard, the independent auditor and management shall provide updates on emerging accounting and auditing issues, as well as an assessment of their potential impact on Caterpillar, on a timely basis throughout the year. Additionally, the independent auditor and management shall at least annually (or more frequently as circumstances require) provide an analysis of the company's critical accounting policies.

The Audit Committee shall also develop and implement hiring policies for employees or former employees of the independent auditors.

Internal Controls

At least annually (or more frequently as circumstances require), the Audit Committee shall review with the independent auditor and management personnel the adequacy and effectiveness of Caterpillar's accounting, financial and other internal controls (including a review of any reports or communications required by or referred to in Statement of Auditing Standards No. 61, as amended by Statement of Auditing Standards 90), and elicit any recommendations for improvement of existing controls or the addition of new or more detailed controls.

Report of Accounting, Internal Controls or Audit Complaints

The Audit Committee shall establish procedures for the receipt, retention and treatment of complaints from company employees on accounting, internal accounting controls or auditing matters, as well as for the confidential, anonymous submissions by employees regarding questionable accounting or auditing matters.

Financial Reporting Process

Annual Process

In February of each year, the Audit Committee shall review with the independent auditor and management Caterpillar's annual audited financial statements and related financial disclosures including disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations." As a result of that review, the Audit Committee shall recommend to the Board whether the audited financials and related disclosures should be included in Caterpillar's Annual Report on Form 10-K and the Annual Report to Shareholders as reflected in the Appendix to Caterpillar's annual Proxy Statement. In connection with that review:

- the independent auditor shall report on its completion of the annual audit, any significant issues arising, any audit problems or difficulties encountered, management's response to any problems or difficulties, and whether it intends to issue an unqualified opinion on the financials;

- the independent auditor shall express its judgment regarding the quality and appropriateness of Caterpillar's accounting principles as they apply to its financial reporting;

- management shall review the annual consolidated financial statements with the Audit Committee, discussing significant changes from the previous year and the impact of any new accounting pronouncements;

- the Audit Committee shall consider any significant changes to Caterpillar's auditing and accounting practices as suggested by the independent auditor or management;

- the Audit Committee shall review separately with management, the internal audit staff and the independent auditor any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information; and

- the Audit Committee shall review with the independent auditor and management the extent to which changes or improvements in financial or accounting practices, as previously approved by the Audit Committee, have been implemented.

Throughout the year, both the independent auditor and Vice President for Corporate Auditing and Compliance shall describe their audit plans (in terms of scope and procedures to be used) for the year and the progress of those plans to date.

Quarterly Process — Earnings Releases

Prior to the issuance of each quarterly earnings release, the Committee shall review the release, including the financial information and earnings guidance provided to analysts and rating agencies, if any.

Quarterly Process — Forms 10-Q

Prior to each Form 10-Q filing by Caterpillar, the Audit Committee shall review with the independent auditor any significant issues arising in the independent auditor's SAS 71 review of the quarterly financial statements and related disclosures.

Annual Audit Committee Report

Annually, the Audit Committee shall review and approve for inclusion in Caterpillar's annual Proxy Statement a "Report of the Audit Committee," containing information required under Securities & Exchange Commission rules.

Report of Significant Litigation and Regulatory Matters

At least at each October Audit Committee meeting (or more frequently as circumstances require), the Corporate Secretary and General Counsel shall discuss with the Audit Committee any significant litigation or regulatory matters outstanding involving Caterpillar. If significant litigation or regulatory matters arise during the year outside of a regularly scheduled report, those matters shall be brought to the attention of the Audit Committee at its next regularly scheduled meeting.

Additional Areas of Review

The Audit Committee may participate in other areas of review as designated by the Board, including, but not limited to, the following:

Risk and Risk Management — At least annually (or more frequently as circumstances require), the Audit Committee shall review the Company's policies with respect to risk assessment and risk management, including the company's major financial risk exposures and steps taken to monitor and control such exposures.

Senior Officer Expenses — At least annually (or more frequently as circumstances require), the Audit Committee shall review the expenses of the senior officers of Caterpillar through the level of Group President.

Transactions with Management — The Audit Committee shall review past or proposed transactions between Caterpillar, members of management, directors, and associates of directors.

Information Technology —The Audit Committee shall receive an annual report on the adequacy of Caterpillar's computerized information system controls and related security.

Income Tax Matters — At least annually (or more frequently as circumstances require), the Audit Committee shall receive a report from Caterpillar's Director of Tax regarding certain income tax matters, including the status of income tax reserves and governmental tax audits.

Derivative Securities — At least annually (or more frequently as circumstances require), the Audit Committee shall receive a report from the Chief Financial Officer on Caterpillar's use of derivative securities and compliance with the Derivative Policy of the Board.

Caterpillar Financial Products Division Matters — At least annually (or more frequently as circumstances require), the Vice President in charge of Caterpillar Financial Products Division shall update the Audit Committee on that subsidiary's operations, including a discussion of financing and lending activities.

Committee Evaluation

The Audit Committee shall engage in a self-evaluation annually.

APPENDIX

CATERPILLAR INC.

GENERAL AND FINANCIAL INFORMATION

2003

TABLE OF CONTENTS

The management of Caterpillar Inc. has prepared the accompanying financial statements for the years ended December 31, 2003, 2002 and 2001, and is responsible for their integrity and objectivity. The statements were prepared in conformity with generally accepted accounting principles, applying certain estimates and judgments as required.

Management maintains a system of internal accounting controls which has been designed to provide reasonable assurance that: transactions are executed in accordance with proper authorization, transactions are properly recorded and summarized to produce reliable financial records and reports, assets are safeguarded and the accountability for assets is maintained.

The system of internal controls includes statements of policies and business practices, widely communicated to employees, which are designed to require them to maintain high ethical standards in their conduct of company affairs. The internal controls are augmented by careful selection and training of supervisory and other management personnel, by organizational arrangements that provide for appropriate delegation of authority and division of responsibility and by an extensive program of internal audit with management follow-up. The company's adoption of 6 Sigma has improved processes leading to enhanced internal controls.

The financial statements have been audited by PricewaterhouseCoopers LLP, independent auditors, in accordance with auditing standards generally accepted in the United States of America. They have made similar annual audits since the initial incorporation of our company. Their role is to render an opinion on management's financial statements. Their report appears below.

Through its Audit Committee, the board of directors reviews our financial and accounting policies, practices and reports. The Audit Committee consists exclusively of six directors who are not salaried employees and who are, in the opinion of the board of directors, free from any relationship that would interfere with the exercise of independent judgment as a committee member. The Audit Committee meets several times each year with representatives of management, including the internal auditing department and the independent auditors to review the activities of each and satisfy itself that each is properly discharging its responsibilities. Both the independent auditors and the internal auditors have free access to the Audit Committee and meet with it periodically, with and without management representatives in attendance, to discuss, among other things, their opinions as to the adequacy of internal controls and to review the quality of financial reporting.

Chairman of the Board

Chief Financial Officer

January 27, 2004

REPORT OF INDEPENDENT AUDITORS



TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF CATERPILLAR INC.:

In our opinion, the accompanying statements of consolidated financial position and the related statements of consolidated results of operations, changes in consolidated stockholders' equity and consolidated cash flow present fairly, in all material respects, the financial position of Caterpillar Inc. and its subsidiaries at December 31, 2003, 2002 and 2001, and the results of their operations and their cash flow for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 9 to the consolidated financial statements, effective January 1, 2002 the Company changed the manner in which it accounts for goodwill and other intangible assets upon the adoption of Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets."



Peoria, Illinois

January 27, 2004

STATEMENT 1
Consolidated Results of Operations for the Years Ended December 31
(Dollars in millions except per share data)

	2003	2002	2001
Sales and revenues:			
Sales of Machinery and Engines	$21,048	$18,648	$19,027
Revenues of Financial Products	1,715	1,504	1,423
Total sales and revenues	22,763	20,152	20,450
Operating costs:			
Cost of goods sold	16,945	15,146	15,179
Selling, general and administrative expenses	2,470	2,094	2,140
Research and development expenses	669	656	696
Interest expense of Financial Products	470	521	657
Other operating expenses	521	411	467
Total operating costs	21,075	18,828	19,139
Operating profit	1,688	1,324	1,311
Interest expense excluding Financial Products	246	279	285
Other income (expense)	35	69	143
Consolidated profit before taxes	1,477	1,114	1,169
Provision for income taxes	398	312	367
Profit of consolidated companies	1,079	802	802
Equity in profit (loss) of unconsolidated affiliated companies	20	(4)	3
Profit	$ 1,099	$ 798	$ 805
Profit per common share	$ 3.18	$ 2.32	$ 2.35
Profit per common share — diluted[1]	$ 3.13	$ 2.30	$ 2.32
Weighted-average common shares (millions)	345.2	344.0	343.3
Weighted-average common shares — diluted (millions)[1]	351.4	346.9	347.1
Cash dividends declared per common share	$ 1.420	$ 1.400	$ 1.390

[1] Diluted by assumed exercise of stock options, using the treasury stock method.

See accompanying Notes to Consolidated Financial Statements.

Changes in Consolidated Stockholders' Equity for the Years Ended December 31

(Dollars in millions)

	2003		2002		2001	
Common stock:						
Balance at beginning of year	$ 1,034		$ 1,043		$ 1,048	
Shares issued from treasury stock	25		(9)		(5)	
Balance at year-end	1,059		1,034		1,043	
Treasury stock:						
Balance at beginning of year	$(2,669)		$(2,696)		$(2,676)	
Shares issued: 2003 — 4,956,973; 2002 — 878,623; 2001 — 916,634	160		27		23	
Treasury shares purchased: 2003 — 5,450,000; 2001 — 937,000	(405)		—		(43)	
Balance at year-end	(2,914)		(2,669)		(2,696)	
Profit employed in the business:						
Balance at beginning of year	7,849		7,533		7,205	
Profit	1,099	$1,099	798	$ 798	805	$ 805
Dividends declared	(498)		(482)		(477)	
Balance at year-end	8,450		7,849		7,533	
Accumulated other comprehensive income:						
Foreign currency translation adjustment:						
Balance at beginning of year	86		(17)		55	
Aggregate adjustment for year	262	262	103	103	(72)	(72)
Balance at year-end	348		86		(17)	
Minimum pension liability adjustment — consolidated companies:						
Balance at beginning of year (net of tax of: 2003 — $383; 2002 — $82; 2001 — $1)	(771)		(161)		(1)	
Aggregate adjustment for year (net of tax of: 2003 — $77; 2002 — $301; 2001 — $81)	(163)	(163)	(610)	(610)	(160)	(160)
Balance at year-end (net of tax of: 2003 — $460; 2002 — $383; 2001 — $82)	(934)		(771)		(161)	
Minimum pension liability adjustment — unconsolidated affiliates:						
Balance at beginning of year	(37)		(41)		(31)	
Aggregate adjustment for year	(11)	(11)	4	4	(10)	(10)
Balance at year-end	(48)		(37)		(41)	
Derivative financial instruments:						
Balance at beginning of year (net of tax of: 2003 — $5; 2002 — $17)	11		(26)		—	
Gains/(losses) deferred during year (net of tax of: 2003 — $29; 2002 — $10; 2001 — $24)	53	53	15	15	(39)	(39)
(Gains)/losses reclassified to earnings during year (net of tax of: 2003 — $20; 2002 — $11; 2001 — $7)	40	40	22	22	13	13
Balance at year-end (net of tax of: 2003 — $54; 2002 — $4; 2001 — $17)	104		11		(26)	
Available-for-sale securities:						
Balance at beginning of year (net of tax of: 2003 — $17; 2002 — $13)	(31)		(24)		—	
Gains/(losses) deferred during year (net of tax of: 2003 — $12; 2002 — $16; 2001 — $14)	23	23	(29)	(29)	(26)	(26)
(Gains)/losses reclassified to earnings during year (net of tax of: 2003 — $11; 2002 — $12; 2001 — $1)	21	21	22	22	2	2
Balance at year-end (net of tax of: 2003 — $7; 2002 — $17; 2001 — $13)	13		(31)		(24)	
Total accumulated other comprehensive income	(517)		(742)		(269)	
Comprehensive income		$1,324		$ 325		$ 513
Stockholders' equity at year-end	$ 6,078		$ 5,472		$ 5,611	

See accompanying Notes to Consolidated Financial Statements.

STATEMENT 3
Consolidated Financial Position at December 31
(Dollars in millions)

	2003	2002	2001
Assets			
Current assets:			
Cash and short-term investments	$ 342	$ 309	$ 400
Receivables — trade and other	3,666	2,838	2,592
Receivables — finance	7,605	6,748	5,849
Deferred and refundable income taxes	707	781	434
Prepaid expenses	1,424	1,224	1,139
Inventories	3,047	2,763	2,925
Total current assets	16,791	14,663	13,339
Property, plant and equipment — net	7,290	7,046	6,603
Long-term receivables — trade and other	82	66	55
Long-term receivables — finance	7,822	6,714	6,267
Investments in unconsolidated affiliated companies	800	747	787
Deferred income taxes	616	711	927
Intangible assets	239	281	274
Goodwill	1,398	1,402	1,397
Other assets	1,427	1,117	936
Total assets	**$36,465**	$32,747	$30,585
Liabilities			
Current liabilities:			
Short-term borrowings:			
— Machinery and Engines	$ 72	$ 64	$ 219
— Financial Products	2,685	2,111	1,961
Accounts payable	3,100	2,269	2,123
Accrued expenses	1,638	1,620	1,419
Accrued wages, salaries and employee benefits	1,802	1,779	1,403
Dividends payable	127	120	120
Deferred and current income taxes payable	216	70	11
Long-term debt due within one year:			
— Machinery and Engines	32	258	73
— Financial Products	2,949	3,654	3,058
Total current liabilities	12,621	11,945	10,387
Long-term debt due after one year:			
— Machinery and Engines	3,367	3,403	3,492
— Financial Products	10,711	8,193	7,799
Liability for postemployment benefits	3,172	3,333	2,920
Deferred income taxes and other liabilities	516	401	376
Total liabilities	**30,387**	27,275	24,974
Contingencies (Note 21)			
Stockholders' equity			
Common stock of $1.00 par value:			
Authorized shares: 900,000,000			
Issued shares (2003, 2002 and 2001 — 407,447,312) at paid-in amount	1,059	1,034	1,043
Treasury stock (2003 — 63,685,272 shares; 2002 — 63,192,245 shares; and 2001 — 64,070,868 shares) at cost	(2,914)	(2,669)	(2,696)
Profit employed in the business	8,450	7,849	7,533
Accumulated other comprehensive income	(517)	(742)	(269)
Total stockholders' equity	**6,078**	5,472	5,611
Total liabilities and stockholders' equity	**$36,465**	$32,747	$30,585

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statement of Cash Flow for the Years Ended December 31
(Millions of dollars)

	2003	2002	2001
Cash flow from operating activities:			
Profit	$ 1,099	$ 798	$ 805
Adjustments for non-cash items:			
Depreciation and amortization	1,347	1,220	1,169
Other charges	—	—	153
Other	(15)	363	245
Changes in assets and liabilities:			
Receivables — trade and other	(521)	(50)	99
Inventories	(286)	162	(211)
Accounts payable and accrued expenses	617	164	(160)
Other — net	(175)	(291)	(113)
Net cash provided by operating activities	2,066	2,366	1,987
Cash flow from investing activities:			
Capital expenditures — excluding equipment leased to others	(682)	(728)	(1,100)
Expenditures for equipment leased to others	(1,083)	(1,045)	(868)
Proceeds from disposals of property, plant and equipment	761	561	356
Additions to finance receivables	(17,146)	(15,338)	(16,284)
Collections of finance receivables	13,882	11,866	12,367
Proceeds from sale of finance receivables	1,760	2,310	3,079
Investments and acquisitions	(36)	(294)	(405)
Other — net	(17)	(40)	(72)
Net cash used for investing activities	(2,561)	(2,708)	(2,927)
Cash flow from financing activities:			
Dividends paid	(491)	(481)	(474)
Common stock issued, including treasury shares reissued	157	10	6
Treasury shares purchased	(405)	—	(43)
Proceeds from long-term debt issued:			
— Machinery and Engines	128	248	681
— Financial Products	5,274	3,889	3,381
Payments on long-term debt:			
— Machinery and Engines	(463)	(225)	(354)
— Financial Products	(3,774)	(3,114)	(2,599)
Short-term borrowings — net	87	(102)	420
Net cash provided by financing activities	513	225	1,018
Effect of exchange rate changes on cash	15	26	(12)
Increase (decrease) in cash and short-term investments	33	(91)	66
Cash and short-term investments at beginning of period	309	400	334
Cash and short-term investments at end of period	$ 342	$ 309	$ 400

All short-term investments, which consist primarily of highly liquid investments with original maturities of three months or less, are considered to be cash equivalents.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Operations and summary of significant accounting policies

A. Nature of operations

We operate in three principal lines of business:

(1) **Machinery** — A principal line of business which includes the design, manufacture and marketing of construction, mining, agricultural and forestry machinery — track and wheel tractors, track and wheel loaders, pipelayers, motor graders, wheel tractor-scrapers, track and wheel excavators, backhoe loaders, mining shovels, log skidders, log loaders, off-highway trucks, articulated trucks, paving products, telescopic handlers, skid steer loaders and related parts. Also includes logistics services for other companies.

(2) **Engines** — A principal line of business including the design, manufacture and marketing of engines for Caterpillar machinery, electric power generation systems; on-highway vehicles and locomotives; marine, petroleum, construction, industrial, agricultural and other applications; and related parts. Reciprocating engines meet power needs ranging from 5 to over 22,000 horsepower (4 to over 16 200 kilowatts). Turbines range from 1,600 to 19,500 horsepower (1 000 to 14 500 kilowatts).

(3) **Financial Products** — A principal line of business consisting primarily of Caterpillar Financial Services Corporation (Cat Financial), Caterpillar Insurance Holdings, Inc. (Cat Insurance) and their subsidiaries. Cat Financial provides a wide range of financing alternatives for Caterpillar machinery and engines, Solar gas turbines, as well as other equipment and marine vessels. Cat Financial also extends loans to customers and dealers. Cat Insurance provides various forms of insurance to customers and dealers to help support the purchase and lease of our equipment.

Our Machinery and Engines operations are highly integrated. Throughout the Notes, Machinery and Engines represents the aggregate total of these principal lines of business.

Our products are sold primarily under the brands "Caterpillar," "Cat," "Solar Turbines," "MaK," "Perkins," "FG Wilson" and "Olympian."

We conduct operations in our Machinery and Engines lines of business under highly competitive conditions, including intense price competition. We place great emphasis on the high quality and performance of our products and our dealers' service support. Although no one competitor is believed to produce all of the same types of machines and engines that we do, there are numerous companies, large and small, which compete with us in the sale of each of our products.

Machines are distributed principally through a worldwide organization of dealers (dealer network), 56 located in the United States and 151 located outside the United States. Worldwide, these dealers serve 178 countries and operate 3,263 places of business, including 1,391 dealer rental outlets. Reciprocating engines are sold principally through the dealer network and to other manufacturers for use in products manufactured by them. Some of the reciprocating engines manufactured by Perkins are also sold through a worldwide network of 166 distributors located in 148 countries. Most of the electric power generation systems manufactured by FG Wilson are sold through a worldwide network of 250 dealers located in 170 countries. Our dealers do not deal exclusively with our products; however, in most cases sales and servicing of our products are the dealers' principal business. Turbines and large marine reciprocating engines are sold through sales forces employed by Solar and MaK, respectively. Occasionally, these employees are assisted by independent sales representatives.

Manufacturing activities of the Machinery and Engines lines of business are conducted in 44 plants in the United States; 10 in the United Kingdom; eight in Italy; five in Mexico; four in China; three each in France, India and Northern Ireland; two each in Australia, Canada, Germany, Brazil and Japan; and one each in Belgium, Hungary, Indonesia, The Netherlands, Poland, Russia, South Africa and Sweden. Fourteen parts distribution centers are located in the United States and 12 are located outside the United States.

The Financial Products line of business also conducts operations under highly competitive conditions. Financing for users of Caterpillar products is available through a variety of competitive sources, principally commercial banks and finance and leasing companies. We emphasize prompt and responsive service to meet customer requirements and offer various financing plans designed to increase the opportunity for sales of our products and generate financing income for our company. Financial Products activity is conducted primarily in the United States, with additional offices in Asia, Australia, Canada, Europe and Latin America.

B. Basis of consolidation

The financial statements include the accounts of Caterpillar Inc. and its subsidiaries. Investments in companies that are owned 20% to 50% or are less than 20% owned and for which we have significant influence are accounted for by the equity method (see Note 8 on page A-15). We consolidate all variable interest entities where Caterpillar Inc. is the primary beneficiary.

Certain amounts for prior years have been reclassified to conform with the current-year financial statement presentation. In the second quarter of 2003, we revised our policy regarding the classification of certain costs related to distributing replacement parts. Previously, these costs were included in selling, general and administrative expenses and now are included in cost of goods sold. This classification is more consistent with industry practice. The parts distribution costs include shipping and handling (including warehousing) along with related support costs such as information technology, purchasing and inventory management. Prior period amounts have been revised to conform to the new classification. In 2002 and 2001, the amounts reclassified from selling, general and administrative expenses to cost of goods sold were $437 million and $427 million, respectively. This amount was $443 million for 2003. The reclassification had no impact on operating profit.

C. Sales and revenue recognition

Sales of Machinery and Engines are recognized when title transfers and the risks and rewards of ownership have passed to customers or independently owned and operated dealers.

Our standard invoice terms are established by marketing region. The dealer is responsible for payment even if the product is not sold to an end customer and must make payment within the standard terms to avoid interest costs. Interest at or above prevailing market rates is charged on any past due balance. Interest is not forgiven. In 2003, 2002 and 2001, terms were extended to not more than one year for $54 million, $193 million and $224 million of receivables, respectively. For 2003, this amount represents less than 1% of consolidated sales. For 2002 and 2001, these amounts represent approximately 1% of consolidated sales.

Sales with payment terms of two months or more were as follows:

(Dollars in millions)	**2003**		2002		2001	
Payment Terms (months)	Sales	Percent of Sales	Sales	Percent of Sales	Sales	Percent of Sales
2	**$ 116**	**0.6%**	$ 62	0.3%	$ 28	0.2%
3	**27**	**0.1%**	118	0.6%	177	0.9%
4	**28**	**0.1%**	11	0.1%	6	0.0%
5	**594**	**2.8%**	447	2.4%	422	2.2%
6	**4,104**	**19.5%**	3,503	18.8%	4,056	21.3%
7-12	**671**	**3.2%**	465	2.5%	218	1.2%
	$5,540	**26.3%**	$ 4,606	24.7%	$ 4,907	25.8%

Revenues of Financial Products represent primarily finance and lease revenues of Cat Financial. Finance revenues are recognized over the term of the contract at a constant rate of return on the scheduled uncollected principal balance. Lease revenues are recognized in the period earned. Recognition of income is suspended when collection of future income is not probable. Accrual is resumed, and previously suspended income is recognized, when the receivable becomes contractually current and/or collection doubts are removed.

D. Inventories

Inventories are stated at the lower of cost or market. Cost is principally determined using the last-in, first-out (LIFO) method. The value of inventories on the LIFO basis represented about 80% of total inventories at December 31, 2003, 2002 and 2001.

If the FIFO (first-in, first-out) method had been in use, inventories would have been $1,863 million, $1,977 million and $1,923 million higher than reported at December 31, 2003, 2002 and 2001, respectively.

E. Securitized receivables

When finance receivables are securitized, we retain interest in the receivables in the form of interest-only strips, servicing rights, cash reserve accounts and subordinated certificates. Gains or losses on the securitization are dependent on the purchase price being allocated between the carrying value of the securitized receivables and the retained interests based on their relative fair value. We estimate fair value based on the present value of future expected cash flows using key assumptions for credit losses, prepayment speeds, forward yield curves and discount rates (see Note 5 on pages A-13 to A-15).

F. Depreciation and amortization

Depreciation of plant and equipment is computed principally using accelerated methods. Depreciation on equipment leased to others, primarily for Financial Products, is computed using the straight-line method over the term of the lease. The depreciable basis is the original cost of the equipment less the estimated residual value of the equipment at the end of the lease term. In 2003, 2002 and 2001, Financial Products depreciation on equipment leased to others was $527 million, $415 million and $314 million, respectively, and was included in "Other operating expenses" in Statement 1. Amortization of purchased intangibles is computed using the straight-line method, generally over a period of 15 years or less. Accumulated amortization was $44 million, $47 million and $32 million at December 31, 2003, 2002 and 2001, respectively.

G. Foreign currency translation

The functional currency for most of our Machinery and Engines consolidated companies is the U.S. dollar. The functional currency for most of our Financial Products and equity basis companies is the respective local currency. Gains and losses resulting from the translation of foreign currency amounts to the functional currency are included in "Other income (expense)" in Statement 1. Gains and losses resulting from translating assets and liabilities from the functional currency to U.S. dollars are included in "Accumulated other comprehensive income."

H. Derivative financial instruments

Our earnings and cash flow are subject to fluctuations due to changes in foreign currency exchange rates, interest rates and commodity prices. Our Risk Management Policy (policy) allows for the use of derivative financial instruments to prudently manage foreign currency exchange rate, interest rate and commodity price exposure. Our policy specifies that derivatives are not to be used for speculative purposes. Derivatives that we use are primarily foreign currency forward and option contracts, interest rate swaps and commodity forward and option contracts. Our derivative activities are subject to the management, direction and control of our financial officers. Risk management practices, including the use of financial derivative instruments, are presented to the Audit Committee of the board of directors at least annually.

All derivatives are recognized on the financial position at their fair value. On the date the derivative contract is entered, we designate the derivative as (1) a hedge of the fair value of a recognized liability ("fair value" hedge), (2) a hedge of a forecasted transaction or the variability of cash flow to be paid ("cash flow" hedge), or (3) an "undesignated" instrument. Changes in the fair value of a derivative that is qualified, designated and highly effective as a fair value hedge, along with the gain or loss on the hedged liability that is attributable to the hedged risk, are recorded in current earnings. Changes in the fair value of a derivative that is qualified, designated and highly effective as a cash flow hedge are recorded in other comprehensive income until earnings are affected by the forecasted transaction or the variability of cash flow and are then reported in current earnings. Changes in the fair value of undesignated derivative instruments and the ineffective portion of designated derivative instruments are reported in current earnings.

We formally document all relationships between hedging instruments and hedged items, as well as the risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair value hedges to specific liabilities on the balance sheet and linking cash flow hedges to specific forecasted transactions or variability of cash flow.

We also formally assess, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flow of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, we discontinue hedge accounting prospectively, in accordance with Statement of Financial Accounting Standards No. 133 (SFAS 133). Please refer to Note 2 on pages A-11 to A-12 for more information on derivatives.

I. Impairment of available-for-sale securities

Available-for-sale securities are reviewed monthly to identify market values below cost of 20% or more. If a decline for a debt security is in excess of 20% for six months, the investment is

evaluated to determine if the decline is due to general declines in the marketplace or if the investment has been impaired and should be written down to market value pursuant to Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities (SFAS 115)." After the six-month period, debt securities with declines from cost in excess of 20% are evaluated monthly for impairment. For equity securities, if a decline from cost of 20% or more continues for a 12-month period, an other than temporary impairment is recognized without continued analysis.

J. Income taxes

The provision for income taxes is determined using the asset and liability approach for accounting for income taxes. Tax laws require items to be included in tax filings at different times than the items are reflected in the financial statements. A current liability is recognized for the estimated taxes payable for the current year. Deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. Deferred taxes are adjusted for enacted changes in tax rates and tax laws. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

K. Estimates in financial statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts. The more significant estimates include: residual values for leased assets, fair market values for goodwill impairment tests, and reserves for warranty, product liability and insurance losses, postemployment benefits, post-sale discounts, credit losses and income taxes.

L. Accounting changes

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 143 (SFAS 143), "Accounting for Asset Retirement Obligations." SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible, long-lived assets and the associated asset retirement costs. This Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred by capitalizing it as part of the carrying amount of the long-lived assets. As required by SFAS 143, we adopted this new accounting standard on January 1, 2003. The adoption of SFAS 143 did not have any impact on our financial statements.

In November 2002, the FASB issued Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. As required by FIN 45, on January 1, 2003, we adopted the initial recognition and measurement provisions on a prospective basis for guarantees issued or modified after December 31, 2002. The adoption of the recognition/measurement provisions did not have any impact on our financial statements.

In January 2003, the FASB issued Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities — an Interpretation of ARB No. 51." FIN 46 addresses consolidation by business enterprises of variable interest entities that have certain characteristics. Transferors to qualifying special-purpose entities and "grandfathered" qualifying special-purpose entities subject to the reporting requirements of SFAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," are excluded from the scope of FIN 46. FIN 46 is applicable immediately to variable interest entities created or obtained after January 31, 2003 (none created or obtained in 2003). For variable interest entities, which we acquired before February 1, 2003, FIN 46 is applicable to us as of December 31, 2003. In December 2003, the FASB issued Interpretation No. 46 — revised 2003 (FIN 46R). We adopted FIN 46 and FIN 46R during 2003. The adoption of these interpretations did not have a material impact on our financial statements.

In April 2003, the FASB issued Statement of Financial Accounting Standards No. 149 (SFAS 149), "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS 149 amends SFAS 133, "Accounting for Derivative Instruments and Hedging Activities" to provide clarification on the financial accounting and reporting for derivative instruments and hedging activities and requires similar accounting treatment for contracts with comparable characteristics. The adoption of SFAS 149, effective primarily for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003, had no impact on our financial statements.

In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150 (SFAS 150), "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS 150 addresses financial accounting and reporting for certain financial instruments with characteristics of both liabilities and equity. This statement requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) because that financial instrument embodies an obligation of the issuer. As required by SFAS 150, we adopted this new accounting standard effective July 1, 2003. The adoption of SFAS 150 did not have any impact on our financial statements.

In December 2003, the FASB issued Statement of Financial Accounting Standards No. 132 (revised 2003) "Employers' Disclosures about Pensions and Other Postretirement Benefits." SFAS 132 (revised 2003) retains the disclosure requirements of SFAS 132, which it replaces, and addresses the need for additional annual disclosures related to a company's pensions and other postretirement benefits. SFAS 132 (revised 2003) does not change the measurement or recognition criteria of SFAS 87, "Employers' Accounting for Pensions," SFAS 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," or SFAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." SFAS 132 (revised 2003) requires new annual disclosures about the types of plan assets, investment strategy, measurement date, plan obligations and cash flows related to a company's pensions and other postretirement benefits. It also requires disclosure of the components of net periodic benefit cost recognized in interim periods and, if significantly different from previously

disclosed amounts, the projected contributions to fund pension and other postretirement benefit plans. We adopted the disclosure requirements of SFAS 132 (revised 2003) in December 2003.

M. Stock based compensation

We use the intrinsic value method of accounting for stock-based employee compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." No compensation expense is recognized in association with our options. We adopted the disclosure requirements of SFAS 148, "Accounting for Stock-Based Compensation-Transition and Disclosure," in December 2002.

Pro forma net income and earnings per share were:

	Years ended December 31,		
(Dollars in millions except per share data)	**2003**	2002	2001
Net income, as reported	**$1,099**	$ 798	$ 805
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	**(69)**	(65)	(57)
Pro forma net income	**$1,030**	$ 733	$ 748
Profit per share of common stock:			
As reported:			
Basic	**$ 3.18**	$ 2.32	$ 2.35
Assuming dilution	**$ 3.13**	$ 2.30	$ 2.32
Pro forma:			
Basic	**$ 2.98**	$ 2.13	$ 2.18
Assuming dilution	**$ 2.93**	$ 2.13	$ 2.17

2. Derivative financial instruments and risk management

A. Adoption of SFAS 133

We adopted SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," and Financial Accounting Standards No. 138 effective January 1, 2001. Adoption of these new accounting standards resulted in cumulative after-tax reductions to profit and accumulated other comprehensive income of $2 million and $12 million, respectively, in the first quarter of 2001. The adoption also immaterially impacted both assets and liabilities recorded on the balance sheet. During 2002 and 2001, we reclassified $1 million and $5 million of the transition adjustment from accumulated other comprehensive income to current earnings, respectively.

B. Foreign currency exchange rate risk

Foreign currency exchange rate movements create a degree of risk by affecting the U.S. dollar value of sales made and costs incurred in foreign currencies. Movements in foreign currency rates also affect our competitive position as these changes may affect business practices and/or pricing strategies of non-U.S.-based competitors. Additionally, we have balance sheet positions denominated in foreign currency, thereby creating exposure to movements in exchange rates.

Machinery and Engines operations purchase, manufacture and sell products in many locations around the world. As we have a diversified revenue and cost base, we manage our future foreign currency cash flow exposure on a net basis. We use foreign currency forward and option contracts to manage unmatched foreign currency cash inflow and outflow. Our objective is to minimize the risk of exchange rate movements that would reduce the U.S. dollar value of our foreign currency cash flow. Our policy allows for managing anticipated foreign currency cash flow for up to four years.

We generally designate as cash flow hedges at inception of the contract any Australian dollar, Brazilian real, British pound, Canadian dollar, euro, Japanese yen, Mexican peso or Singapore dollar forward or option contracts that exceed 90 days in duration. Designation is performed on a specific exposure basis to support hedge accounting. The remainder of Machinery and Engines foreign currency contracts are undesignated.

As of December 31, 2003, $70 million of deferred net gains included in equity ("Accumulated other comprehensive income" in Statement 3), related to Machinery and Engines foreign currency contracts, is expected to be reclassified to current earnings ["Other income (expense)"] over the next twelve months. There were no circumstances where hedge treatment was discontinued during 2003, 2002 or 2001.

In managing foreign currency risk for our Financial Products operations, our objective is to minimize earnings volatility resulting from conversion and the remeasurement of net foreign currency balance sheet positions. Our policy allows the use of foreign currency forward contracts to offset the risk of currency mismatch between our receivable and debt portfolio. All such foreign currency forward contracts are undesignated.

Gains/(losses) included in current earnings [Other income (expense)]:

(Millions of dollars)	**2003**	2002	2001
Machinery and Engines:			
On undesignated contracts	**$ (1)**	$ —	$ (2)
Due to changes in time and volatility value on options	**—**	$ (1)	$ —
Financial Products:			
On undesignated contracts	**$(121)**	$ (96)	$ 43
	$(122)	$ (97)	$ 41

Gains and losses on the Financial Products contracts above are substantially offset by balance sheet remeasurement and conversion gains and losses.

C. Interest rate risk

Interest rate movements create a degree of risk by affecting the amount of our interest payments and the value of our fixed rate debt. Our policy is to use interest rate swap agreements and forward rate agreements to manage our exposure to interest rate changes and lower the cost of borrowed funds.

Machinery and Engines operations generally use fixed rate debt as a source of funding. Our objective is to minimize the cost of borrowed funds. Our policy allows us to enter fixed-to-floating interest rate swaps and forward rate agreements to meet that objective with the intent to designate as fair value hedges at inception of the contract all fixed-to-floating interest rate swaps. Designation as a hedge of the fair value of our fixed rate debt is performed to support hedge accounting. During 2001, our Machinery and Engines operations liquidated all fixed-to-floating interest rate swaps. Deferred gains on liquidated fixed-to-floating interest rate swaps, which were previously designated as fair value hedges, are being amortized to earnings ratably over the remaining life of the hedged debt. We designate as cash flow hedges at inception of the contract all forward rate agreements. Designation as a hedge of the anticipated issuance of debt is performed to support hedge accounting. Machinery and Engines forward rate agreements are 100% effective.

Financial Products operations have a "match funding" objective whereby, within specified boundaries, the interest rate profile

(fixed rate or floating rate) of their debt portfolio largely matches the interest rate profile of their receivable, or asset, portfolio. In connection with that objective, we use interest rate derivative instruments to modify the debt structure to match the receivable portfolio. This "match funding" reduces the risk of deteriorating margins between interest-bearing assets and interest-bearing liabilities, regardless of which direction interest rates move. We also use these instruments to gain an economic and/or competitive advantage through a lower cost of borrowed funds. This is accomplished by changing the characteristics of existing debt instruments or entering into new agreements in combination with the issuance of new debt.

Our policy allows us to issue floating-to-fixed, fixed-to-floating and floating-to-floating interest rate swaps to meet the "match funding" objective. We designate as fair value hedges, at inception of the contract, all fixed-to-floating interest rate swaps. Designation as a hedge of the fair value of our fixed rate debt is performed to support hedge accounting. As Financial Products fixed-to-floating interest rate swaps are 100% effective, gains on designated interest rate derivatives were offset completely by losses on hedged debt. Financial Products policy is to designate as cash flow hedges, at inception of the contract, most floating-to-fixed interest rate swaps. Designation as a hedge of the variability of cash flow is performed to support hedge accounting. During the second quarter of 2002, Financial Products liquidated four fixed-to-floating interest rate swaps. Deferred gains on these swaps, which were previously designated as fair value hedges, are being amortized to earnings ratably over the remaining life of the hedged debt.

Gains (losses) included in current earnings [Other income (expense)]:

(Millions of dollars)	2003	2002	2001
Fixed-to-floating interest rate swaps			
Machinery and Engines:			
Gain/(loss) on designated interest rate derivatives	$ —	$ —	$ 23
Gain/(loss) on hedged debt	—	—	(18)
Gain/(loss) on liquidated swaps	6	8	6
Financial Products:			
Gain/(loss) on designated interest rate derivatives	(20)	17	44
Gain/(loss) on hedged debt	20	(17)	(44)
Gain/(loss) on liquidated swaps — included in interest expense	2	1	—
Floating-to-fixed interest rate swaps			
Financial Products:			
Gain/(loss) due to ineffectiveness	$ —	$ —	$ (1)
	$ 8	$ 9	$ 10

As of December 31, 2003, $16 million of deferred net losses included in equity ("Accumulated other comprehensive income" in Statement 3), related to Financial Products floating-to-fixed interest rate swaps, is expected to be reclassified to current earnings ("Interest expense of Financial Products") over the next twelve months. There were no circumstances where hedge treatment was discontinued during 2003, 2002 or 2001 in either Machinery and Engines or Financial Products.

D. Commodity price risk

Commodity price movements create a degree of risk by affecting the price we must pay for certain raw material. Our policy is to use commodity forward and option contracts to manage the commodity risk and reduce the cost of purchased materials.

Our Machinery and Engines operations purchase aluminum, copper and nickel embedded in the components we purchase from suppliers. Our suppliers pass on to us price changes in the commodity portion of the component cost.

Our objective is to reduce the cost of purchased materials. Our policy allows us to enter commodity forward and option contracts to lock in the purchase price of the commodities within a four-year horizon. All such commodity forward and option contracts are undesignated. Gains/(losses) on the undesignated contracts of $27 million, $1 million and $(8) million were recorded in current earnings ["Other income (expense)"] for 2003, 2002 and 2001, respectively.

3. Other income (expense)

(Millions of dollars)	Years ended December 31,		
	2003	2002	2001
Investment and interest income	$ 49	$ 31	$ 96
Foreign exchange (losses) gains	35	13	(29)
Charge for early retirement of debt	(55)	—	—
Miscellaneous income	6	25	76
	$ 35	$ 69	$ 143

4. Income taxes

The components of profit before taxes were:

(Millions of dollars)	Years ended December 31,		
	2003	2002	2001
U.S.	$ 489	$ 343	$ 741
Non-U.S.	988	771	428
	$1,477	$ 1,114	$1,169

Profit before taxes, as shown above, is based on the location of the entity to which such earnings are attributable. However, since such earnings are subject to taxation in more than one country, the income tax provision shown below as U.S. or non-U.S. may not correspond to the earnings shown above.

The components of the provision for income taxes were:

(Millions of dollars)	Years ended December 31,		
	2003	2002	2001
Current tax provision:			
U.S. Federal	$ 24	$ (62)	$ 150
Non-U.S.	196	210	174
State (U.S.)	10	1	11
	$ 230	$ 149	$ 335
Deferred tax provision (credit):			
U.S. Federal	182	172	65
Non-U.S.	(21)	(20)	(34)
State (U.S.)	7	11	1
	168	163	32
Total provision for income taxes	$ 398	$ 312	$ 367

Reconciliation of the U.S. federal statutory rate to effective rate:

	Years ended December 31,		
	2003	2002	2001
U.S. statutory rate	35.0 %	35.0 %	35.0 %
(Decreases) increases in taxes resulting from:			
Benefit of foreign sales corporation/ extraterritorial income exclusion	(4.9)%	(4.4)%	(4.9)%
Non-U.S. subsidiaries taxed at other than 35%	(4.0)%	(3.4)%	(0.1)%
Other — net	0.9 %	0.8 %	1.4 %
Provision for income taxes	27.0 %	28.0 %	31.4 %

We paid income taxes of $55 million, $124 million and $379 million in 2003, 2002 and 2001, respectively.

We have recorded income tax expense at U.S. tax rates on all profits, except for undistributed profits of non-U.S. companies which are considered permanently invested. Determination of the amount of unrecognized deferred tax liability related to permanently invested profits is not feasible.

Certain subsidiaries operating in China qualify for holidays from income tax, which consist of a two-year full exemption from tax followed by a three-year 50% reduction in the applicable tax rate. The tax holiday begins the first year the subsidiary generates taxable income after utilization of any carryforward losses. The dollar effect in 2003 was $10 million or $.03 per share.

Deferred income tax assets and liabilities:

		December 31,	
(Millions of dollars)	**2003**	2002	2001
Deferred income tax assets:			
Postemployment benefits other than pensions...	**$1,147**	$ 1,130	$1,112
Warranty reserves	**163**	204	186
Unrealized profit excluded from inventories	**242**	219	212
Tax carryforwards	**370**	230	130
Inventory valuation method	**37**	60	50
Pension	**—**	39	—
Other	**133**	128	275
	2,092	2,010	1,965
Deferred income tax liabilities:			
Capital assets	**(673)**	(538)	(437)
Pension	**(102)**	—	(182)
	(775)	(538)	(619)
Valuation allowance for deferred tax assets	**(37)**	(34)	(27)
Deferred income taxes — net	**$1,280**	$ 1,438	$1,319

SFAS 109 requires that individual tax-paying entities of the company offset all current deferred tax liabilities and assets within each particular tax jurisdiction and present them as a single amount in the Statement of Financial Position. A similar procedure is followed for all noncurrent deferred tax liabilities and assets. Amounts in different tax jurisdictions cannot be offset against each other. The amount of deferred income taxes at December 31, included on the following lines in Statement 3, are as follows:

(Millions of dollars)	**2003**	2002	2001
Assets:			
Deferred and refundable income taxes	**$ 702**	$ 777	$ 434
Deferred income taxes	**616**	711	927
	$1,318	$ 1,488	$1,361
Liabilities:			
Deferred and current income taxes payable	**$ 18**	$ 8	$ 6
Deferred income taxes and other liabilities	**20**	42	36
Deferred income taxes — net	**$1,280**	$ 1,438	$1,319

A valuation allowance has been recorded at certain non-U.S. subsidiaries that have not yet demonstrated consistent and/or sustainable profitability to support the recognition of net deferred tax assets.

As of December 31, 2003, amounts and expiration dates of net operating loss carryforwards in various non-U.S. taxing jurisdictions were:

			(Millions of dollars)			
2004	2005	2006	2007	2008-2014	Unlimited	Total
$7	$9	$8	$13	$123	$528	$688

As of December 31, 2003, approximately $365 million of state tax net operating loss carryforwards were available. Of these, 82% expire after 2014.

As of December 31, 2003, approximately $148 million of regular foreign tax credits and $18 million of credit for increasing research activities were available to carry forward in the United States. Of the foreign tax credits, $108 million will expire in 2008, and $40 million will expire in 2009. The research credits will begin to expire in 2023.

5. Finance receivables

Finance receivables are receivables of Cat Financial, which generally can be repaid or refinanced without penalty prior to contractual maturity. Total finance receivables reported in Statement 3 are net of an allowance for credit losses. The average interest rate on these receivables was 6.3%, 7.1% and 8.7% for 2003, 2002 and 2001, respectively.

Caterpillar Inc. utilizes inventory merchandising programs for its North American dealers. Certain dealer receivables, which arise from the sale of goods, are sold to Cat Financial. Some of these receivables are then securitized by Cat Financial into private-placement, revolving securitization facilities. Cat Financial services the dealer receivables, which are held in a securitization trust and receives an annual servicing fee of 1% of the average outstanding principal balance. Securitization of receivables is a cost-effective means of financing the business. Consolidated net discounts of $6 million, $10 million and $24 million were recognized on securitization of dealer receivables during 2003, 2002 and 2001, respectively, and are included in "Other income (expense)" in Statement 1. Significant assumptions used to estimate the fair value of dealer receivables securitized during 2003, 2002 and 2001 include a discount rate of 4.1%, 4.8% and 7.2%, respectively. These rates reflect declining market interest rates. Other assumptions include a one-month weighted-average maturity, a weighted-average prepayment rate of 0% and expected credit losses of 0% for 2003, 2002 and 2001. Expected credit losses are assumed to be 0% because dealer receivables have historically had no losses and none are expected in the future. The net dealer receivables retained were $1,550 million, $1,145 million and $772 million as of December 31, 2003, 2002 and 2001, respectively, and are included in "Receivables — finance" in Statement 3 and "Wholesale Notes" in Table I on page A-14.

During 2003, 2002 and 2001, Cat Financial securitized retail installment sale contracts and finance leases into public asset-backed securitization facilities. These finance receivables, which are being held in securitization trusts, are secured by new and used equipment. Cat Financial retained servicing responsibilities and subordinated interests related to these securitizations. For 2003, subordinated interests included $9 million in subordinated certificates, an interest in certain future cash flow (excess) with an initial fair value of $14 million and a reserve account with an initial fair value of $10 million. For 2002, subordinated interests included $8 million in subordinated certificates, an interest in certain future cash flow (excess) with an initial fair value of $11 million and a reserve account with an initial fair value of $10 million. For 2001, subordinated interests included $10 million in subordinated certificates, an interest in certain future cash flow (excess) with an initial fair value of $20 million and a reserve account with an initial fair value of $5 million. The company's retained interests

TABLE I — Finance Receivables Information (Millions of dollars)

Contractual maturities of outstanding receivables:

December 31, 2003

Amounts Due In	Installment Contracts	Wholesale and Retail Finance Leases	Wholesale and Retail Notes	Total
2004	$ 1,848	$ 1,664	$ 3,704	$ 7,216
2005	1,310	1,136	918	3,364
2006	818	683	567	2,068
2007	399	345	303	1,047
2008	157	159	517	833
Thereafter	44	174	784	1,002
	4,576	4,161	6,793	15,530
Residual value	—	932	—	932
Less: Unearned income	287	467	40	794
Total	$ 4,289	$ 4,626	$ 6,753	$ 15,668

Impaired loans and leases:

	2003	2002	2001
Average recorded investment	$ 321	$ 292	$ 323
At December 31:			
Recorded investment	$ 275	$ 366	$ 259
Less: Impaired loans/finance leases for which there is no related allowance for credit losses (due to the fair value of underlying collateral)	177	233	167
Impaired loans/finance leases for which there is a related allowance for credit losses	$ 98	$ 133	$ 92

Allowance for credit loss activity:

	2003	2002	2001
Balance at beginning of year	$ 207	$ 177	$ 163
Provision for credit losses	101	109	97
Receivables written off	(104)	(103)	(82)
Recoveries on receivables previously written off	22	18	10
Other — net	15	6	(11)
Balance at end of year	$ 241	$ 207	$ 177

In estimating the allowance for credit losses, we review accounts that are past due, non-performing or in bankruptcy.

Cat Financial's net investment in financing leases:

December 31,

	2003	2002	2001
Total minimum lease payments receivable	$ 4,161	$ 3,794	$ 3,607
Estimated residual value of leased assets:			
Guaranteed	369	306	272
Unguaranteed	563	604	682
	5,093	4,704	4,561
Less: Unearned income	467	479	514
Net investment in financing leases	$ 4,626	$ 4,225	$ 4,047

	2003		2002		2001	
	Dealer Receivables	Finance Receivables	Dealer Receivables	Finance Receivables	Dealer Receivables	Finance Receivables
Cash flow from securitizations:						
Proceeds from initial sales of receivables	$ —	$ 661	$ —	$ 614	$ —	$ 600
Proceeds from subsequent sales of receivables into revolving facility	1,099	—	1,696	—	2,479	—
Servicing fees received	2	8	3	7	5	6
Characteristics of securitized receivables:						
At December 31:						
Total securitized principal balance	$ 240	$ 813	$ 240	$ 726	$ 500	$ 616
Loans more than 30 days past due	—	34	—	32	—	31
Weighted average maturity (in months)	1	27	1	28	1	26
For the year ended December 31:						
Average securitized principal balance	240	1,073	324	619	504	836
Net credit losses	—	6	—	5	—	3

generally are subordinate to the investors' interests. Net gains of $22 million, $18 million and $21 million were recognized on these transactions in 2003, 2002 and 2001, respectively.

Significant assumptions used to estimate the fair value of the subordinated certificates were:

	2003	2002	2001
Discount rate	5.0%	4.8%	6.3%
Weighted-average prepayment rate	14.0%	14.0%	14.0%
Expected credit losses	1.0%	1.0%	0.6%

Significant assumptions used to estimate the fair value of the excess and the reserve accounts were:

	2003	2002	2001
Discount rate	14.0%	14.0%	13.6%
Weighted-average prepayment rate	14.0%	14.0%	14.0%
Expected credit losses	1.0%	1.0%	0.6%

The company receives annual servicing fees of approximately 1% of the unpaid note value.

As of December 31, 2003, 2002 and 2001, the subordinated retained interests in the public securitizations totaled $73 million, $47 million and $51 million, respectively. Key assumptions used to determine the fair value of the retained interests were:

	2003	2002	2001
Cash flow discount rates on subordinated tranches	4.8-6.3%	4.8-6.3%	6.3-6.9%
Cash flow discount rates on other retained interests	13.6-14.0%	13.6-14.0%	13.6%
Weighted-average maturity	27 months	29 months	27 months
Average prepayment rate	14.0%	14.0%	14.0%
Expected credit losses	1.0%	1.0%	0.5%

The investors and the securitization trusts have no recourse to Cat Financial's other assets for failure of debtors to pay when due.

We estimated the impact of individual 10% and 20% changes to the key economic assumptions used to determine the fair value of residual cash flow in retained interests on our income. An independent, adverse change to each key assumption had an immaterial impact on the fair value of residual cash flow.

The securitization facilities involved in Cat Financial's securitizations are qualifying special purpose entities and thus, in accordance with Statement of Financial Standards No. 140 (SFAS 140), "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," are not consolidated.

We consider an account past due if any portion of an installment is due and unpaid for more than 30 days. Recognition of income is suspended when management determines that collection of future income is not probable (generally after 120 days past due). Accrual is resumed, and previously suspended income is recognized, when the receivable becomes contractually current and/or collection doubts are removed. Investment in loans/finance leases on non-accrual status were $233 million and $370 million and past due over 90 days and still accruing were $25 million and $72 million as of December 31, 2003 and 2002, respectively.

Cat Financial provides financing only when acceptable criteria are met. Credit decisions are based on, among other things, the customer's credit history, financial strength and intended use of equipment. Cat Financial typically maintains a security interest in retail financed equipment and requires physical damage insurance coverage on financed equipment.

Please refer to Table I on page A-14 for additional finance receivables information and Note 17 and Table III on pages A-22 to A-23 for fair value information.

6. Inventories

(Millions of dollars)	2003	2002	2001
Raw materials	$1,105	$ 900	$ 954
Work-in-process	377	311	214
Finished goods	1,381	1,365	1,575
Supplies	184	187	182
	$3,047	$2,763	$2,925

We had long-term material purchase obligations of approximately $857 million at December 31, 2003.

7. Property, plant and equipment

(Dollars in millions)	Useful Lives (Years)	2003	2002	2001
Land	—	$ 149	$ 149	$ 149
Buildings and land improvements	20-45	3,006	3,039	3,077
Machinery, equipment and other	3-10	7,039	7,015	6,658
Equipment leased to others	—	3,648	3,033	2,270
Construction-in-process	—	487	305	636
Total property, plant and equipment, at cost		14,329	13,541	12,790
Less: Accumulated depreciation		7,039	6,495	6,187
Property, plant and equipment — net		$7,290	$7,046	$6,603

We had commitments for the purchase or construction of capital assets of approximately $218 million at December 31, 2003.

Assets recorded under capital leases[1]:

(Millions of dollars)	2003	2002	2001
Gross capital leases[2]	$ 321	$ 259	$ 444
Less: Accumulated depreciation	213	170	318
Net capital leases	$ 108	$ 89	$ 126

[1] Included in Property, plant and equipment table above.
[2] Consists primarily of machinery and equipment.

Equipment leased to others (primarily by Financial Products):

(Millions of dollars)	2003	2002	2001
Equipment leased to others — at original cost	$3,648	$3,033	$2,270
Less: Accumulated depreciation	1,074	809	629
Equipment leased to others — net	$2,574	$2,224	$1,641

At December 31, 2003, scheduled minimum rental payments to be received for equipment leased to others were:

(Millions of dollars)

2004	2005	2006	2007	2008	After 2008
$565	$398	$237	$116	$47	$22

8. Investment in unconsolidated affiliated companies

The company's investment in affiliated companies accounted for by the equity method consists primarily of a 50% interest in Shin Caterpillar Mitsubishi Ltd. (SCM) located in Japan. Combined financial information of the unconsolidated affiliated companies accounted for by the equity method (generally on a three-month lag, e.g., SCM results reflect the periods ending September 30) was as follows:

(Millions of dollars)	2003	2002	2001
Results of Operations:			
Sales	$2,946	$2,734	$2,493
Cost of sales	2,283	2,168	1,971
Gross profit	663	566	522
Profit (loss)	$ 48	$ (1)	$ 9
Caterpillar's profit (loss)	$ 20	$ (4)	$ 3

(Millions of dollars)	2003	2002	2001
Financial Position:			
Assets:			
Current assets	$1,494	$1,389	$1,451
Property, plant and equipment — net	961	1,209	986
Other assets	202	493	290
	2,657	3,091	2,727
Liabilities:			
Current liabilities	$1,247	$1,117	$1,257
Long-term debt due after one year	343	808	414
Other liabilities	257	249	281
	1,847	2,174	1,952
Ownership	$ 810	$ 917	$ 775

Caterpillar's investment in unconsolidated affiliated companies:

(Millions of dollars)	2003	2002	2001
Investment in equity method companies	$ 432	$ 437	$ 437
Plus: Investment in cost method companies	368	310	350
Investment in unconsolidated affiliated companies	$ 800	$ 747	$ 787

At December 31, 2003, consolidated "Profit employed in the business" in Statement 2 included $70 million representing undistributed profit of the unconsolidated affiliated companies. In 2003, 2002 and 2001, we received $25 million, $4 million and $4 million, respectively, in dividends from unconsolidated affiliated companies.

Certain investments in unconsolidated affiliated companies are accounted for using the cost method. During first quarter 2001, Cat Financial invested for a limited partnership interest in a venture financing structure associated with Caterpillar's rental strategy in the United Kingdom.

9. Intangible assets and goodwill

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142 (SFAS 142), "Goodwill and Other Intangible Assets." SFAS 142 addresses financial accounting and reporting for intangible assets and goodwill. The Statement requires that goodwill and intangible assets having indefinite useful lives not be amortized, but rather be tested at least annually for impairment. Intangible assets that have finite useful lives will continue to be amortized over their useful lives. As required by SFAS 142, we adopted this new accounting standard on January 1, 2002. Upon adoption, we performed the required transitional impairment tests of goodwill and indefinite-lived intangible assets. Application of the transitional impairment provisions of SFAS 142 did not result in an impairment loss.

Intangible assets

(Millions of dollars)	**2003**	2002
Intellectual property	**$ 126**	$ 137
Pension-related	**157**	191
Total intangible assets — gross	**283**	328
Less: Accumulated amortization of intellectual property	**(44)**	(47)
Intangible assets — net	**$ 239**	$ 281

Amortization expense was $15 million and $13 million for 2003 and 2002, respectively.

Amortization expense related to intangible assets is expected to be: *(Millions of dollars)*

2004	2005	2006	2007	2008	Thereafter
$15	$14	$13	$12	$8	$20

During the years ended December 31, 2003 and 2002, no goodwill was acquired or impaired. During the year ended December 31, 2003, we disposed of assets with related goodwill of $3 million. No goodwill was disposed of during 2002. Goodwill amortization expense was $85 million for 2001. Excluding goodwill amortization expense, profit for 2001 was $863 million ($2.51 per share-basic, $2.49 per share-diluted).

10. Available-for-sale securities

Cat Insurance and Caterpillar Investment Management Ltd. had investments in certain debt and equity securities at December 31, 2003, 2002 and 2001, that have been classified as available-for-sale in accordance with Statement of Financial Accounting Standards No. 115 (SFAS 115) and recorded at fair value based upon quoted market prices. These fair values are included in "Other assets" in Statement 3. Gains and losses arising from the revaluation of available-for-sale securities are included, net of applicable deferred income taxes, in equity ("Accumulated other comprehensive income" in Statement 3). Realized gains and losses on sales of investments are determined using the average cost method for debt instruments and the FIFO method for equity securities.

	December 31, 2003		
(Millions of dollars)	Cost Basis	Pre-Tax Net Gains (Losses)	Fair Value
Government debt	$ 102	$ —	$ 102
Corporate bonds	288	3	291
Equity securities	191	21	212
	$ 581	$ 24	$ 605

	December 31, 2002		
(Millions of dollars)	Cost Basis	Pre-Tax Net Gains (Losses)	Fair Value
Government debt	$ 89	$ —	$ 89
Corporate bonds	208	1	209
Equity securities	220	(51)	169
	$ 517	$ (50)	$ 467

	December 31, 2001		
(Millions of dollars)	Cost Basis	Pre-Tax Net Gains (Losses)	Fair Value
Government debt	$ 80	$ —	$ 80
Corporate bonds	157	1	158
Equity securities	200	(40)	160
	$ 437	$ (39)	$ 398

Investments in an unrealized loss position that are not other-than-temporarily impaired

	December 31, 2003					
	Less than 12 months[1]		More than 12 months[1]		Total	
(Millions of dollars)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Corporate bonds	93	(2)	13	(1)	106	(3)
Equity securities	—	—	25	(1)	25	(1)
Total	$ 93	$ (2)	$ 38	$ (2)	$ 131	$ (4)

[1] Indicates length of time that individual securities have been in a continuous unrealized loss position.

The fair value of available-for-sale debt securities at December 31, 2003, by contractual maturity, is shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations.

(Millions of dollars)	Fair Value
Due in one year or less	$ 7
Due after one year through five years	$229
Due after five years through ten years	$ 14
Due after ten years	$143

Proceeds from sales of investments in debt and equity securities during 2003, 2002 and 2001 were $329 million, $288 million and $246 million, respectively. Gross gains of $3 million, $9 million and $2 million and gross losses of $2 million, $2 million and $5 million have been included in current earnings as a result of these sales for 2003, 2002 and 2001, respectively.

During 2003 and 2002, we recognized pretax charges in accordance with the application of SFAS 115 for "other than temporary" declines in the market value of securities in the Cat Insurance and Caterpillar Investment Management Ltd. investment portfolios of $33 million and $41 million, respectively.

11. Postemployment benefit plans

We have both U.S. and non-U.S. pension plans covering substantially all of our employees. Our defined benefit plans provide a benefit based on years of service and/or the employee's average earnings near retirement. Our defined contribution plans allow employees to contribute a portion of their salary to help save for retirement and, in certain cases, we provide a matching contribution.

We also have defined benefit retirement health care and life insurance plans covering substantially all of our U.S. employees. Plan amendments made in 2002 included an increase in retiree cost sharing of health care benefits, elimination of company payments for Medicare part B premiums and significant reductions in retiree life insurance.

Our U.S. postretirement health care plans provide for prescription drug benefits. On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) was signed into law. The Act introduces a prescription drug benefit under Medicare (Medicare part D) as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare part D. In accordance with FASB Staff Position FAS 106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" any measures of our accumulated postretirement benefit obligation or net periodic postretirement benefit cost in the financial statements and accompanying notes do not reflect the effects of the Act on the plans. Specific authoritative guidance on the accounting for the federal subsidy is pending and that guidance, when issued, could require us to change previously reported information.

We use a November 30th measurement date for our U.S. pension and other postretirement benefit plans and a September 30th measurement date for substantially all of our non-U.S. pension plans. Year-end asset and obligation amounts are disclosed as of the plan measurement dates.

A. Benefit obligations

(Millions of dollars)	U.S. Pension Benefits			Non-U.S. Pension Benefits			Other Postretirement Benefits		
	2003	2002	2001	**2003**	2002	2001	**2003**	2002	2001
Change in benefit obligation:									
Benefit obligation, beginning of year	**$ 7,844**	$ 7,382	$ 6,921	**$ 1,517**	$ 1,229	$ 1,168	**$ 4,465**	$ 4,514	$ 3,869
Service cost	**122**	115	99	**43**	38	35	**70**	80	72
Interest cost	**554**	529	516	**83**	70	65	**298**	292	289
Business combinations	**—**	—	—	**—**	—	2	**—**	—	—
Plan amendments	**(27)**	—	2	**—**	—	2	**(6)**	(474)	16
Actuarial losses (gains)	**1,148**	395	389	**118**	135	(17)	**474**	340	528
Foreign currency exchange rates	**—**	—	—	**137**	100	21	**4**	2	2
Participant contributions				**10**	10	9	**25**	5	4
Benefits paid	**(648)**	(611)	(545)	**(72)**	(65)	(56)	**(326)**	(294)	(266)
Special termination benefits[1]	**—**	34	—	**—**	—	—	**—**	—	—
Benefit obligation, end of year	**$ 8,993**	$ 7,844	$ 7,382	**$ 1,836**	$ 1,517	$ 1,229	**$ 5,004**	$ 4,465	$ 4,514
Accumulated benefit obligation, end of year	**$ 8,379**	$ 7,482	$ 7,079	**$ 1,660**	$ 1,355	$ 1,107			
Weighted-average assumptions used to determine benefit obligations, end of year:									
Discount rate[2]	**6.2%**	7.0%	7.3%	**5.1%**	5.4%	5.7%	**6.1%**	7.0%	7.2%
Rate of compensation increase[2]	**4.0%**	4.0%	4.0%	**3.2%**	3.3%	3.3%	**4.0%**	4.0%	4.0%

[1] Amount recognized as expense in 2001 in conjunction with the U.S. salaried and management employee reduction. Please refer to Note 23 on page A-31 for additional information.
[2] End of year rates are used to determine net periodic cost for the subsequent year. See Note 11E on page A-19.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

(Millions of dollars)	One-percentage-point increase	One-percentage-point decrease
Effect on 2003 service and interest cost components of other postretirement benefit cost	$ 24	$ (22)
Effect on accumulated postretirement benefit obligation	$251	$(224)

B. Plan assets

(Millions of dollars)	U.S. Pension Benefits			Non-U.S. Pension Benefits			Other Postretirement Benefits		
	2003	2002	2001	**2003**	2002	2001	**2003**	2002	2001
Change in plan assets:									
Fair value of plan assets, beginning of year	**$ 6,443**	$ 7,431	$ 8,203	**$ 1,024**	$ 1,050	$ 1,287	**$ 849**	$ 1,109	$ 1,324
Actual return on plan assets	**1,290**	(512)	(230)	**120**	(87)	(217)	**140**	(113)	(71)
Business combinations	**—**	—	—	**—**	—	2	**—**	—	—
Foreign currency exchange rates				**96**	72	12			
Company contributions	**643**	135	3	**84**	44	13	**179**	142	118
Participant contributions	**—**	—	—	**10**	10	9	**25**	5	4
Benefits paid	**(648)**	(611)	(545)	**(72)**	(65)	(56)	**(326)**	(294)	(266)
Fair value of plan assets, end of year	**$ 7,728**	$ 6,443	$ 7,431	**$ 1,262**	$ 1,024	$ 1,050	**$ 867**	$ 849	$ 1,109

The asset allocation for our pension and other postretirement benefit plans at the end of 2003, 2002 and 2001, and the target allocation for 2004, by asset category, are as follows:

	Target Allocation	Percentage of Plan Assets at Year End		
	2004	**2003**	2002	2001
U.S. pension:				
Equity securities	70%	**75%**	70%	72%
Debt securities	30%	**25%**	29%	27%
Real estate	—	**—**	1%	1%
Total	100%	**100%**	100%	100%
Non-U.S. pension:				
Equity securities	56%	**56%**	54%	60%
Debt securities	38%	**39%**	41%	36%
Real estate	6%	**4%**	3%	3%
Other	—	**1%**	2%	1%
Total	100%	**100%**	100%	100%
Other postretirement benefits:				
Equity securities	80%	**84%**	79%	79%
Debt securities	20%	**16%**	21%	21%
Total	100%	**100%**	100%	100%

Our target asset allocations reflect our investment strategy of maximizing the rate of return on plan assets and the resulting funded status, within an appropriate level of risk. The U.S. plans are rebalanced to plus or minus five percentage points of the target asset allocation ranges on a monthly basis. The frequency of rebalancing for the non-U.S. plans varies depending on the plan.

Equity securities within plan assets include Caterpillar Inc. common stock in the amounts of:

	U.S. Pension Benefits[1]			Other Postretirement Benefits		
(Millions of dollars)	**2003**	2002	2001	**2003**	2002	2001
Caterpillar Inc. common stock	**$ 245**	$ 154	$ 153	**$ 2**	$ 1	$ 4

[1] Amounts represent 3% of total plan assets for 2003 and 2% for 2002 and 2001.

C. Funded status

The funded status of the plans, reconciled to the amount reported on the Statement of Financial Position, is as follows:

	U.S. Pension Benefits			Non-U.S. Pension Benefits			Other Postretirement Benefits		
(Millions of dollars) **End of Year**	**2003**	2002	2001	**2003**	2002	2001	**2003**	2002	2001
Fair value of plan assets	**$ 7,728**	$ 6,443	$ 7,431	**$ 1,262**	$ 1,024	$ 1,050	**$ 867**	$ 849	$ 1,109
Benefit obligations	**8,993**	7,844	7,382	**1,836**	1,517	1,229	**5,004**	4,465	4,514
Over (under) funded status	**(1,265)**	(1,401)	49	**(574)**	(493)	(179)	**(4,137)**	(3,616)	(3,405)
Amounts not yet recognized:									
Unrecognized prior service cost (benefit)	**202**	278	327	**31**	33	36	**(280)**	(283)	167
Unrecognized net actuarial loss	**2,518**	2,009	318	**677**	547	198	**1,381**	976	413
Unrecognized net obligation existing at adoption of SFAS 87	**—**	—	—	**6**	9	7	**—**	—	—
Contributions made after measurement date	**1**	—	—	**14**	22	4	**57**	20	17
Net amount recognized in financial position	**$ 1,456**	$ 886	$ 694	**$ 154**	$ 118	$ 66	**$(2,979)**	$ (2,903)	$ (2,808)
Components of net amount recognized in financial position:									
Prepaid benefit costs	**$ 1,136**	$ 1,071	$ 953	**$ 61**	$ 52	$ 34	**$ —**	$ —	$ —
Accrued benefit liabilities	**(548)**	(735)	(349)	**(127)**	(89)	(61)	**(2,979)**	(2,903)	(2,808)
Intangible assets	**127**	156	185	**30**	35	25	**—**	—	—
Liability for postemployment benefits	**(136)**	(361)	(233)	**(327)**	(279)	(37)	**—**	—	—
Accumulated other comprehensive income (pretax)	**877**	755	138	**517**	399	105	**—**	—	—
Net asset (liability) recognized	**$ 1,456**	$ 886	$ 694	**$ 154**	$ 118	$ 66	**$(2,979)**	$ (2,903)	$ (2,808)

The following amounts relate to our pension plans with projected benefit obligations in excess of plan assets:

| | U.S. Pension Benefits | | | Non-U.S. Pension Benefits | | |
| | at Year-end | | | at Year-end | | |
(Millions of dollars)	**2003**	2002	2001	**2003**	2002	2001
Projected benefit obligation	**$ (8,993)**	$ (7,844)	$ (3,311)	**$ (1,800)**	$ (1,497)	$ (1,211)
Accumulated benefit obligation	**$ (8,379)**	$ (7,482)	$ (3,289)	**$ (1,633)**	$ (1,338)	$ (1,093)
Fair value of plan assets	**$ 7,728**	$ 6,443	$ 2,743	**$ 1,216**	$ 995	$ 1,021

The following amounts relate to our pension plans with accumulated benefit obligations in excess of plan assets:

| | U.S. Pension Benefits | | | Non-U.S. Pension Benefits | | |
| | at Year-end | | | at Year-end | | |
(Millions of dollars)	**2003**	2002	2001	**2003**	2002	2001
Projected benefit obligation	**$ (3,785)**	$ (3,439)	$ (3,011)	**$ (1,761)**	$ (1,490)	$ (1,203)
Accumulated benefit obligation	**$ (3,751)**	$ (3,416)	$ (3,010)	**$ (1,601)**	$ (1,334)	$ (1,088)
Fair value of plan assets	**$ 3,083**	$ 2,345	$ 2,462	**$ 1,181**	$ 990	$ 1,015

The accumulated postretirement benefit obligation exceeds plan assets for all of our other postretirement benefit plans.

D. Expected cash flow

Information about the expected cash flow for the pension and other postretirement benefit plans follows:

(Millions of dollars)	U.S. Pension Benefits	Non-U.S. Pension Benefits	Other Postretirement Benefits
Employer contributions:			
2004 (expected)	$ 500	$ 90	$ 340
Expected benefit payments:			
2004	630	60	340
2005	640	60	350
2006	650	70	360
2007	650	70	370
2008	660	70	380
2009-2013	3,400	400	1,920
Total	$ 6,630	$ 730	$ 3,720

The above table reflects the total benefits expected to be paid from the plan or from company assets and does not include the participants' share of the cost.

E. Net periodic cost

| | U.S. Pension Benefits | | | Non-U.S. Pension Benefits | | | Other Postretirement Benefits | | |
(Millions of dollars)	**2003**	2002	2001	**2003**	2002	2001	**2003**	2002	2001
Components of net periodic benefit cost:									
Service cost	**$ 122**	$ 115	$ 99	**$ 43**	$ 38	$ 35	**$ 70**	$ 80	$ 72
Interest cost	**554**	529	516	**83**	70	65	**298**	292	289
Expected return on plan assets	**(680)**	(783)	(806)	**(94)**	(94)	(90)	**(88)**	(115)	(136)
Amortization of:									
Net asset existing at adoption of SFAS 87	**—**	—	—	**3**	(2)	(1)	**—**	—	—
Prior service cost[1]	**49**	50	49	**5**	5	5	**(47)**	(22)	21
Net actuarial loss (gain)	**27**	(1)	(34)	**14**	—	(1)	**36**	5	(9)
Total cost (benefit) included in results of operations	**$ 72**	$ (90)	$ (176)	**$ 54**	$ 17	$ 13	**$ 269**	$ 240	$ 237
Weighted-average assumptions used to determine net cost:									
Discount rate	**7.0%**	7.3%	7.8%	**5.4%**	5.7%	5.9%	**7.0%**	7.2%	7.8%
Expected return on plan assets[2]	**9.0%**	9.8%	10.0%	**7.1%**	7.6%	7.6%	**9.0%**	9.8%	10.0%
Rate of compensation increase	**4.0%**	4.0%	4.0%	**3.3%**	3.3%	3.7%	**4.0%**	4.0%	4.0%

[1] Prior service costs are amortized using the straight-line method over the average remaining service period to the full retirement eligibility date of employees expected to receive benefits from the plan amendment.
[2] The weighted-average rates for 2004 are 9.0% and 7.4% for U.S. and non-U.S. plans, respectively.

Our U.S. expected long-term rate of return on plan assets is based on our estimate of long-term passive returns for equities and fixed income securities weighted by the allocation of our pension assets. Based on historical performance, we increase the passive returns due to our active management of the plan assets. To arrive at our expected long-term return, the amount added for active management was 1% for 2003, 2002 and 2001. A similar process is used to determine this rate for our non-U.S. plans.

The assumed health care trend rate represents the rate at which health care costs are assumed to increase. To calculate the 2003 benefit expense, we assumed an increase of 9.0% for 2003. This rate was assumed to decrease gradually to the ultimate health care trend rate of 4.5% in 2009. This rate represents 2.5% general inflation plus 2.0% additional health care inflation. Based on our recent expenses and our forecast of changes, we expect an increase of 8.5% during 2004 with no change to the ultimate trend rate.

F. Other postemployment benefit plans

We offer long-term disability benefits, continued health care for disabled employees, survivor income benefits insurance and supplemental unemployment benefits to substantially all eligible U.S. employees.

G. Summary of long-term liability:

(Millions of dollars)	December 31, 2003	2002	2001
Pensions:			
U.S. pensions	$ 136	$ 361	$ 233
Non-U.S. pensions	327	279	37
Total pensions	463	640	270
Postretirement benefits other than pensions	2,638	2,614	2,578
Other postemployment benefits	71	79	72
	$3,172	$ 3,333	$2,920

H. Defined contribution plans

We have both U.S. and non-U.S. employee defined contribution plans to help employees save for retirement. In January 2003, we introduced a company match to our U.S. 401(k) plan. This plan allows eligible employees to contribute a portion of their salary to the plan on a tax-deferred basis, and we provide a matching contribution equal to 100% of employee contributions to the plan up to 6% of their compensation.

Various other U.S. and non-U.S. defined contribution plans allow eligible employees to contribute a portion of their salary to the plans and, in some cases, we provide a matching contribution to the funds.

Total company costs related to U.S. and non-U.S. defined contribution plans were the following:

(Millions of dollars)	2003	2002	2001
U.S. plans	$ 106	$ 28	$ 35
Non-U.S. plans	11	7	6
	$ 117	$ 35	$ 41

12. Short-term borrowings

(Millions of dollars)	December 31, 2003	2002	2001
Machinery and Engines:			
Notes payable to banks	$ 72	$ 64	$ 219

	December 31, 2003	2002	2001
Financial Products:			
Notes payable to banks	183	174	126
Commercial paper	2,087	1,682	1,715
Other	415	255	120
	2,685	2,111	1,961
Total short-term borrowings	$2,757	$ 2,175	$2,180

The weighted average interest rates on external short-term borrowings outstanding were:

	December 31, 2003	2002	2001
Notes payable to banks	6.5%	5.7%	5.6%
Commercial paper	2.1%	2.5%	2.5%
Other	2.3%	2.8%	3.4%

Please refer to Note 17 on page A-22 and Table III on page A-23 for fair value information on short-term borrowings.

13. Long-term debt

(Millions of dollars)	December 31, 2003	2002	2001
Machinery and Engines:			
Notes — 6.000% due 2003	$ —	$ —	$ 253
Notes — 6.550% due 2011	250	249	249
Debentures — 9.000% due 2006	208	209	211
Debentures — 6.000% due 2007	—	189	180
Debentures — 7.250% due 2009	315	318	321
Debentures — 9.375% due 2011	123	123	123
Debentures — 9.375% due 2021	236	236	236
Debentures — 8.000% due 2023	199	199	199
Debentures — 6.625% due 2028	299	299	299
Debentures — 7.300% due 2031	348	348	348
Debentures — 6.950% due 2042	249	249	—
Debentures — 7.375% due 2097	297	297	297
Medium-term notes	—	25	26
Capital lease obligations	611	538	467
Commercial paper supported by revolving credit agreements (Note 14)	45	—	130
Other	187	124	153
Total Machinery and Engines	3,367	3,403	3,492
Financial Products:			
Commercial paper supported by revolving credit agreements (Note 14)	$ 1,825	$ 1,825	$ 1,755
Medium-term notes	8,775	6,298	5,972
Other	111	70	72
Total Financial Products	10,711	8,193	7,799
Total long-term debt due after one year	$14,078	$11,596	$11,291

All outstanding notes and debentures are unsecured. The capital lease obligations are collateralized by leased manufacturing equipment and/or security deposits.

The 6% debentures due in 2007 were sold at significant original issue discounts ($144 million). This issue was carried net of the unamortized portion of its discount, which was amortized as interest expense over the life of the issue. These debentures had a principal at maturity of $250 million and an effective annual rate of 13.3%. The debentures were redeemed in August 2003.

We may redeem the 6.55% notes and the 7.25%, 6.625%, 7.3%, 6.95% and 7.375% debentures in whole or in part at our option at any time at a redemption price equal to the greater of 100% of the principal amount of the debentures to be redeemed or the sum of the present value of the remaining scheduled payments.

The terms of other notes and debentures do not specify a redemption option prior to maturity.

The medium-term notes are offered on a continuous basis through agents and are primarily at fixed rates. At December 31, 2003, Machinery and Engines medium-term notes had a weighted average interest rate of 8.1% and mature in January 2004. Financial Products medium-term notes have a weighted average interest rate of 3.0% with remaining maturities up to 15 years at December 31, 2003.

The aggregate amounts of maturities of long-term debt during each of the years 2004 through 2008, including amounts due within one year and classified as current, are:

	December 31,				
(Millions of dollars)	2004	2005	2006	2007	2008
Machinery and Engines	$ 32	$ 62	$ 291	$ 33	$ 20
Financial Products	2,949	3,510	4,726	1,064	857
	$ 2,981	$ 3,572	$ 5,017	$ 1,097	$ 877

Interest paid on short-term and long-term borrowings for 2003, 2002 and 2001 was $718 million, $815 million and $1,009 million, respectively.

Please refer to Note 17 on page A-22 and Table III on page A-23 for fair value information on long-term debt.

14. Credit commitments

	December 31, 2003		
(Millions of dollars)	Consolidated	Machinery and Engines	Financial Products
Credit lines available:			
Global credit facility	$4,675[1]	$ 600[1]	$4,075[1]
Other external	1,549	683	866
Total credit lines available	6,224	1,283	4,941
Less: Global credit facility supporting commercial paper	3,957	45	3,912
Less: Utilized credit	255	72	183
Available credit	$2,012	$1,166	$ 846

[1] We have two global credit facilities with a syndicate of banks totaling $4,675 million available in the aggregate to both Machinery and Engines and Financial Products to support commercial paper programs. Based on management's allocation decision, which can be revised at any time during the year, the portion of the facility available to Cat Financial at December 31, 2003 was $4,075 million. The five-year facility of $2,125 million expires in September 2006. The 364-day facility of $2,550 million expires in September 2004. The facility expiring in September 2004 has a provision that allows Caterpillar or Cat Financial to obtain a one-year loan in September 2004 that would mature in September 2005.

Based on long-term credit agreements, $1,870 million, $1,825 million and $1,885 million of commercial paper outstanding at December 31, 2003, 2002 and 2001, respectively, was classified as long-term debt due after one year.

15. Capital stock

A. Stock options

In 1996, stockholders approved the Stock Option and Long-Term Incentive Plan (the Plan) providing for the granting of options to purchase common stock to officers and other key employees, as well as non-employee directors. The Plan reserves 47 million shares of common stock for issuance (39 million under the Plan and 8 million under prior stock option plans). Options vest at the rate of one-third per year over the three year period following the date of grant, and have a maximum term of 10 years. Common shares issued under stock options, including treasury shares reissued, totaled 4,925,496 for 2003, 882,580 for 2002 and 693,444 for 2001.

The Plan grants options which have exercise prices equal to the average market price on the date of grant. As required by SFAS 148, a summary of the pro forma net income and profit per share amounts is shown in Item M of Note 1 on page A-11. The fair value of each option grant is estimated at the date of grant using the Black-Scholes option-pricing model.

Please refer to Table II on page A-22 for additional financial information on our stock options.

B. Restricted stock

The Plan permits the award of restricted stock to officers and other key employees. Prior to January 1, 2002, the plan also permitted awards to non-employee directors. During 2003, 2002 and 2001, officers and other key employees were awarded 42,210 shares, 52,475 shares and 143,686 shares, respectively, of restricted stock. Restricted shares (in phantom form) awarded to officers and other key employees totaled 4,425 and 8,450 in 2003 and 2002, respectively. During 2001, non-employee directors were granted an aggregate of 9,750 shares of restricted stock.

C. Stockholders' rights plan

We are authorized to issue 5,000,000 shares of preferred stock, of which 2,000,000 shares have been designated as Series A Junior Participating Preferred Stock of $1 par value. None of the preferred shares have been issued.

Stockholders would receive certain preferred stock purchase rights if someone acquired or announced a tender offer to acquire 15% or more of outstanding Caterpillar stock. In essence, those rights would permit each holder (other than the acquiring person) to purchase one share of Caterpillar stock at a 50% discount for every share owned. The rights, designed to protect the interests of Caterpillar stockholders during a takeover attempt, expire December 11, 2006.

16. Profit per share

Computations of profit per share:

(Dollars in millions except per share data)	2003	2002	2001
Profit for the period (A)	$1,099	$ 798	$ 805
Determination of shares (millions):			
Weighted average number of common shares outstanding (B)	345.2	344.0	343.3
Shares issuable on exercise of stock options, net of shares assumed to be purchased out of proceeds at average market price	6.2	2.9	3.8
Average common shares outstanding for fully diluted computation (C)	351.4	346.9	347.1
Profit per share of common stock:			
Assuming no dilution (A/B)	$ 3.18	$ 2.32	$ 2.35
Assuming no dilution (A/C)	$ 3.13	$ 2.30	$ 2.32
Shares outstanding as of December 31 (in millions)	343.8	344.3	343.4

Stock options to purchase 27,881,279 and 19,886,054 shares of common stock at a weighted-average price of $54.34 and $55.79 were outstanding during 2002 and 2001, respectively, but were not included in the computation of diluted profit per share because the options' exercise price was greater than the average market price of the common shares. In 2003, all stock options were included in the computation of diluted profit per share.

TABLE II — Financial Information Related to Capital Stock

Changes in the status of common shares subject to issuance under options:

Fixed Options:	2003 Shares	Weighted-Average Exercise Price	2002 Shares	Weighted-Average Exercise Price	2001 Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	38,721,364	$ 48.91	32,295,230	$ 47.34	26,336,074	$ 44.49
Granted to officers and key employees	8,418,100	$ 54.29	8,050,864	$ 50.72	7,512,206	$ 53.53
Granted to outside directors	56,000	$ 52.06	52,000	$ 58.87	52,000	$ 45.51
Exercised	(7,629,020)	$ 42.04	(1,580,754)	$ 26.41	(1,273,361)	$ 23.64
Lapsed	(66,772)	$ 50.18	(95,976)	$ 50.28	(331,689)	$ 47.13
Outstanding at end of year	39,499,672	$ 51.38	38,721,364	$ 48.91	32,295,230	$ 47.34
Options exercisable at year-end	23,650,987	$ 50.28	23,909,130	$ 48.23	19,062,802	$ 45.74
Weighted-average fair value of options granted during the year	$ 12.82		$ 14.85		$ 14.56	

Stock options outstanding and exercisable:

	Options Outstanding			Options Exercisable	
Exercise Prices	# Outstanding at 12/31/03	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	# Outstanding at 12/31/03	Weighted-Average Exercise Price
$26.77–$39.19	6,317,138	4.9	$36.11	6,317,138	$36.11
$43.75–$62.34	33,182,534	7.3	$54.29	17,333,849	$55.44
	39,499,672	6.9	$51.38	23,650,987	$50.28

Weighted-average assumptions used in determining fair value of option grants:

	Grant Year		
	2003	2002	2001
Dividend yield	2.75%	2.55%	2.49%
Expected volatility	29.6%	35.0%	30.1%
Risk-free interest rates	2.52%	4.13%	4.88%
Expected lives	6 years	5 years	5 years

17. Fair values of financial instruments

We used the following methods and assumptions to estimate the fair value of our financial instruments:

Cash and short-term investments — carrying amount approximated fair value.

Long-term investments (other than investments in unconsolidated affiliated companies) — fair value was estimated based on quoted market prices.

Foreign currency forward and option contracts — fair value of forward contracts was determined by discounting the future cash flow resulting from the differential between the contract price and the forward rate. Fair value of option contracts was determined by using the Black-Scholes model.

Finance receivables — fair value was estimated by discounting the future cash flow using current rates, representative of receivables with similar remaining maturities. Historical bad-debt experience also was considered.

Short-term borrowings — carrying amount approximated fair value.

Long-term debt — for Machinery and Engines notes and debentures, fair value was estimated based on quoted market prices. For Financial Products, fair value was estimated by discounting the future cash flow using our current borrowing rates for similar types and maturities of debt, except for floating rate notes and commercial paper supported by revolving credit agreements for which the carrying amounts were considered a reasonable estimate of fair value.

Interest rate swaps — fair value was estimated based on the amount that we would receive or pay to terminate our agreements as of year-end.

Please refer to Table III on page A-23 for the fair values of our financial instruments.

18. Concentration of credit risk

Financial instruments with potential credit risk consist primarily of trade and finance receivables and short-term and long-term investments. Additionally, to a lesser extent, we have a potential credit risk associated with counterparties to derivative contracts.

Trade receivables are primarily short-term receivables from independently owned and operated dealers which arise in the normal course of business. We perform regular credit evaluations of our dealers. Collateral generally is not required, and the majority of our trade receivables are unsecured. We do, however, when deemed necessary, make use of various devices such as security agreements and letters of credit to protect our interests. No single dealer or customer represents a significant concentration of credit risk.

Finance receivables primarily represent receivables under installment sales contracts, receivables arising from leasing transactions and notes receivable. Receivables from customers in construction-related industries made up approximately one-third of total finance receivables at December 31, 2003, 2002 and 2001. We generally maintain a secured interest in the equipment financed. No single customer or region represents a significant concentration of credit risk.

Short-term and long-term investments are held with high quality institutions and, by policy, the amount of credit exposure to any one institution is limited. Long-term investments, included in Other Assets in Statement 3, are comprised of investments which collateralize capital lease obligations (see Note 13) and investments of Cat Insurance supporting insurance reserve requirements.

Outstanding derivative instruments, with notional amounts totaling $8,625 million, $6,983 million and $5,872 million, and terms generally ranging up to five years, were held at December 31, 2003, 2002 and 2001, respectively. Collateral is not required of the counterparties or of our company. We do not anticipate nonperformance by any of the counterparties. Our exposure to credit loss in the event of nonperformance by the counterparties is limited to only those gains that we have recorded, but have not yet received cash payment. At December 31, 2003, 2002 and 2001, the exposure to credit loss was $336 million, $176 million and $80 million, respectively.

Please refer to Note 17 on page A-22 and Table III below for fair value information.

19. Operating leases

We lease certain computer and communications equipment, transportation equipment and other property through operating leases. Total rental expense for operating leases was $242 million, $240 million and $256 million for 2003, 2002 and 2001, respectively.

Minimum payments for operating leases having initial or remaining non-cancelable terms in excess of one year are:

Years ended December 31,
(Millions of dollars)

2004	2005	2006	2007	2008	After 2008	Total
$194	$146	$118	$71	$54	$305	$888

20. Guarantees and product warranty

We have guaranteed to repurchase loans of certain Caterpillar dealers from the Dealer Capital Asset Trust (DCAT) in the event of default. These guarantees arose in conjunction with Cat Financial's relationship with third party dealers who sell Caterpillar equipment. These guarantees have terms ranging from one to four years and are secured primarily by dealer assets. At December 31, 2003 and 2002, the total amount outstanding under these guarantees was $380 million and $290 million, respectively, and the related book value was $5 million for 2003 and zero for 2002.

Our product warranty liability is determined by applying historical claim rate experience to the current field population and dealer inventory. Generally, historical claim rates are developed using a 12-month rolling average of actual warranty payments. These rates are applied to the field population and dealer inventory to determine the liability.

(Millions of dollars)	**2003**	2002	2001
Warranty liability, January 1	**$ 693**	$ 652	$ 615
Payments	**(484)**	(494)	(478)
Provision for warranty	**413**	535	515
Warranty liability, December 31	**$ 622**	$ 693	$ 652

TABLE III — Fair Values of Financial Instruments

(Millions of dollars)	**2003**		2002		2001		
	Carrying Amount	**Fair Value**	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Reference #
Asset (Liability) at December 31							
Cash and short-term investments	**$ 342**	**$ 342**	$ 309	$ 309	$ 400	$ 400	Statement 3, Note 18
Long-term investments	**1,057**	**1,057**	874	874	791	791	Note 18
Foreign currency contracts	**167**	**167**	47	47	2	2	Note 2
Finance receivables — net (excluding finance type leases[1])	**13,881**	**13,915**	12,093	12,177	10,931	10,957	Note 5
Short-term borrowings	**(2,757)**	**(2,757)**	(2,175)	(2,175)	(2,180)	(2,180)	Note 12
Long-term debt (including amounts due within one year)							
Machinery and Engines	**(3,399)**	**(3,873)**	(3,661)	(4,185)	(3,565)	(3,749)	Note 13
Financial Products	**(13,660)**	**(13,846)**	(11,847)	(12,118)	(10,857)	(11,048)	Note 13
Interest rate swaps Financial Products —							
in a net receivable position	**87**	**87**	84	84	58	58	Note 2
in a net payable position	**(59)**	**(59)**	(85)	(85)	(71)	(71)	Note 2

[1] Excluded items have a net carrying value at December 31, 2003, 2002 and 2001 of $1,546 million, $1,369 million and $1,185 million, respectively.

21. Environmental and legal matters

The company is regulated by federal, state and international environmental laws governing our use of substances and control of emissions in all our operations. Compliance with these existing laws has not had a material impact on our capital expenditures, earnings or competitive position.

We are cleaning up hazardous waste at a number of locations, often with other companies, pursuant to federal and state laws. When it is likely we will pay clean-up costs at a site and those costs can be estimated, the costs are charged against our earnings. In making that estimate, we do not consider amounts expected to be recovered from insurance companies and others.

The amount recorded for environmental cleanup is not material and is included in "Accrued expenses" in Statement 3. If a range of liability estimates is available on a particular site, we accrue the lower end of that range.

We cannot estimate costs on sites in the very early stages of cleanup. Currently, we have five sites in the very early stages of cleanup, and there is no more than a remote chance that a material amount for cleanup will be required.

Pursuant to a consent decree Caterpillar entered with the United States Environmental Protection Agency (EPA), the company was required to meet certain emission standards by October 2002. The decree provided that if engine manufacturers were unable to meet the standards at that time, they would be required to pay a non-conformance penalty (NCP) on each engine sold that did not meet the standard. The amount of the NCP would be based on how close to meeting the standard the engine came — the more out of compliance the higher the penalty. The company began shipping lower emission engines in October 2002 as a bridge until fully compliant Advanced Combustion Emission Reduction Technology (ACERT®) engines were introduced in 2003.

The consent decree also provided the ability to "bank" emissions credits prior to October 2002 that could be used to offset nonconforming engines produced after December 31, 2002. That is, if a company was able to produce and sell engines that were below the applicable standard prior to October 2002, then the company could apply the emission credits created by those engines to engines produced after December 31, 2002 that did not meet the consent decree standard. For example, an engine produced and sold prior to October 2002 that produced 3.5 grams of NO_x as compared to a 4.0 gram standard would create an emissions credit. This credit would be "banked" to be used to offset the NO_x deficiency of an engine produced after December 31, 2002 that did not meet the consent decree standard. Given this scenario, a company could produce and sell a 3.0 gram engine in 2003 without paying an NCP even though the engine exceeds the 2.5 gram standard. Caterpillar had a legal right, as described in the consent decree, to use its banked credits as offsets against NCPs for noncompliant engines produced after December 31, 2002. The EPA has approved the process by which the credits are calculated.

In a final report to the EPA filed during the third quarter of 2003, we identified 70,018 medium heavy-duty engines produced and sold prior to October 2002 that yielded emissions below the applicable standard for that period, resulting in 20,868 Mg of medium heavy-duty banked credits. This is 381 engines and 120 Mg less than had been identified at the end of 2002. The number of engines generating emissions credits in our final report to the EPA was lowered for a variety of reasons including a more detailed analysis of engines actually produced that were eligible to generate credits and the identification of engines shipped to customers outside the United States which were not eligible to generate emissions credits. During 2003, banked credits offset the NCPs on all but approximately 600 of the approximately 31,000 non-conforming medium heavy-duty engines we produced. We paid NCPs of $2,485 per engine, or $1.5 million, on the 600 medium heavy-duty engines produced in 2003 in excess of those for which we could use banked credits. We also identified 731 heavy-duty engines built prior to October 1, 2002, that generated banked credits totaling 969 Mg. This is 227 engines and 261 Mg less than had been identified at the end of 2002; the reasons for the reduction are similar to those resulting in the adjustments to medium heavy-duty engines and credits. Banked credits offset the NCPs on approximately 2,000 of the 45,000 non-conforming heavy-duty engines we built during 2003. We paid NCPs of approximately $3,555 per engine, or $153 million on the remaining 43,000 heavy-duty engines produced in 2003 in excess of those for which we could use banked credits.

We began production of medium heavy-duty ACERT engines that were fully-compliant with the EPA emissions standards in early 2003, and in mid-2003 began producing fully-compliant heavy-duty ACERT engines. During 2003, Caterpillar received certification from the EPA for its C7 and C9 medium heavy-duty ACERT engines and its C11, C13 and C15 heavy-duty ACERT engines. By the end of 2003 Caterpillar was producing all of these engine models, and as a result, does not expect to pay NCPs on engines built during 2004.

The certification process is described in the consent decree and the regulations, and includes the following:

- The durability of the engine is established through testing to determine if the engine emissions change with time. An emissions deterioration factor is determined that represents the amount of emission deterioration that would be expected over the useful life of the engine.
- An emission data engine is tested according to the regulations. Emission levels are determined on various steady state and transient tests.
- The results from the emissions tests are submitted to the EPA in a certification application as proof that the engine meets the requirements along with additional information and a request that a certificate be granted.
- The EPA reviews the application and if all the regulatory requirements are met, a certificate is issued.
- If the engine exceeds the standard, the EPA issues a certificate for either a banked or an NCP engine. The NCP engine certificate requires Production Compliance Auditing (PCA) testing.

After receipt of the EPA certificate, manufacturing and shipment of the certified engines can begin. Each engine is labeled to indicate that it is certified.

Our expense for NCPs was $40 million in 2002 and $153 million in 2003. NCP expense recorded in 2002 was based on our engineering estimates at that time of the expected results of EPA emissions testing that began and was completed in 2003. NCP expense recorded in 2003 reflects the results of the completed tests, including a reduction of approximately 3% to the NCP expense recorded for 2002. During the fourth quarter of 2003, we re-tested one configuration of our heavy-duty bridge engine models, averaging the results with an earlier test. Our 2003 NCP expense includes a $10 million fourth-quarter benefit from the re-test related to all

bridge engines of that configuration produced since October 2002, including $1.3 million for engines produced in the fourth quarter of 2002 and $7.4 million for engines produced during the first three quarters of 2003. For 2002, we paid NCPs on approximately 6,200 heavy-duty units and 7,200 medium heavy-duty units, and for 2003 we paid NCPs on approximately 43,000 heavy-duty units and 600 medium heavy-duty units.

Aside from $142 million in customary research and development expenses, emissions standard changes negatively impacted our 2002 financial results by $24 million ($17 million after tax) as NCPs ($40 million pre-tax), product cost increases and ramp-up production costs ($4 million pre-tax) were partially offset by price increases for these engines ($20 million pre-tax). NCPs were deposited in an escrow account prior to completion of emissions testing for each engine model throughout 2003, and were paid to the EPA, either from the escrow account or directly, after completion of testing of a particular model. On January 30, 2004 Caterpillar paid NCPs to the EPA for engines built during the fourth quarter of 2003, ending its payments to the EPA for NCPs for engines built during 2002 and 2003. NCP expense for 2003 reflects this payment.

The following table reflects the 2002 impact of the emission standard changes:

(Millions of dollars)	2002
Price (Engines sold × bridge price increase)	$ 20
Incremental costs	
(Cost of additional materials and production costs)....................	(4)
NCPs (Engines sold × projected NCP per engine)	(40)
Net effect pre-tax..	$(24)
Tax...	7
Net effect after tax..	$(17)

Aside from $115 million in customary research and development expenses, emissions standard changes negatively impacted our 2003 financial results by $46 million ($34 million after-tax). The net unfavorable impact of emission standard changes was greater in 2003 than in 2002 as significantly higher NCPs (approximately $153 million pre-tax), product cost increases and ramp-up production costs (approximately $84 million pre-tax), were partially offset by price increases for bridge and ACERT engines (approximately $191 million pre-tax). The following table reflects the 2003 impact of the emission standard changes:

(Millions of dollars)	**2003**
Price (Engines sold × bridge or ACERT price increase).................	**$191**
Incremental costs	
(Cost of additional materials and production costs)....................	**(84)**
NCPs (Engines sold × NCP per engine – banked credits)	**(153)**
Net effect pre-tax..	**$(46)**
Tax...	**12**
Net effect after tax..	**$(34)**

In addition to the above, the consent decree required Caterpillar to pay a fine of $25 million, which was expensed in 1998 and to make investments totaling $35 million in environmental-related products by July 7, 2007. Total qualifying investments to date for these projects is $29 million, of which $10 million was made in 2002 and $19 million in 2003. A future benefit is expected to be realized from these environmental projects related to Caterpillar's ability to capitalize on the technologies it developed in complying with its environmental project obligations. In short, Caterpillar expects to receive a positive net return on the environmental projects by being able to market the technology it developed.

NCPs were approximately $3,500 per heavy-duty engine subject to NCPs, based on the results of the completed EPA testing. Our net price increase for heavy-duty bridge engines was successfully implemented on October 1, 2002; this increase was competitive with price increases implemented by other engine manufacturers on that date. With the introduction of ACERT engines in 2003, we implemented an additional price increase to truck manufacturers that purchase our heavy-duty engines, and on January 1, 2004, we implemented a price increase for medium heavy-duty ACERT engines. These increases are based on the additional value that we expect truck owners to receive from ACERT engines compared to engines of our competitors as a result of better fuel economy, less maintenance and greater durability. The ultimate net price increase we are able to achieve for our ACERT engines in the future is dependent upon marketplace acceptance of these engines versus competitive alternatives.

On January 16, 2002, Caterpillar commenced an action in the Circuit Court of the Tenth Judicial Circuit of Illinois in Peoria, Illinois, against Navistar International Transportation Corporation and International Truck and Engine Corporation (collectively Navistar). The lawsuit arises out of a long-term purchase contract between Caterpillar and Navistar effective May 31, 1988, as amended from time to time (the Purchase Agreement). The pending complaint alleges that Navistar breached its contractual obligations by: (i) paying Caterpillar $8.08 less per fuel injector than the agreed upon price for new unit injectors delivered by Caterpillar; (ii) refusing to pay contractually agreed upon surcharges owed as a result of Navistar ordering less than planned volumes of replacement unit injectors; and (iii) refusing to pay contractually agreed upon interest stemming from Navistar's late payments. At December 31, 2003, the past due receivable from Navistar regarding the foregoing was $132 million. The pending complaint also has claims alleging that Franklin Power Products, Inc., Newstream Enterprises, and Navistar, collectively and individually, failed to pay the applicable price for shipments of unit injectors to Franklin and Newstream. At December 31, 2003, the past due receivables for the foregoing totaled $12 million. The pending complaint further alleges that Sturman Industries, Inc., and Sturman Engine Systems, Inc., colluded with Navistar to utilize technology that Sturman Industries, Inc., misappropriated from Caterpillar to help Navistar develop its G2 fuel system, and tortiously interfered with the Purchase Agreement and Caterpillar's prospective economic relationship with Navistar. The pending complaint further alleges that the two parties' collusion led Navistar to select Sturman Engine Systems, Inc., and another company, instead of Caterpillar, to develop and manufacture the G2 fuel system.

On May 7, 2002, International Truck and Engine Corporation (International) commenced an action against Caterpillar in the Circuit Court of DuPage County, Illinois, that alleges Caterpillar breached various aspects of a long-term agreement term sheet. In its fourth amended complaint, International seeks a declaration from the court that the term sheet constitutes a legally binding contract for the sale of heavy-duty engines at specified prices through the end of 2006, alleges that Caterpillar breached the term sheet by raising certain prices effective October 1, 2002, and also alleges that Caterpillar breached an obligation to negotiate a comprehensive long-term agreement referenced in the term sheet.

International further claims that Caterpillar improperly restricted the supply of heavy-duty engines to International from June through September 2002, and claims that Caterpillar made certain fraudulent misrepresentations with respect to the availability of engines during this time period. International seeks damages "in an amount to be determined at trial" and injunctive relief. Caterpillar filed an answer denying International's claims and has filed a counterclaim seeking a declaration that the term sheet has been effectively terminated. Caterpillar denies International's claims and will vigorously contest them. On September 24, 2003, the Appellate Court of Illinois, ruling on an interlocutory appeal, issued an order consistent with Caterpillar's position that, even if the court subsequently determines that the term sheet is a binding contract, it is indefinite in duration and was therefore terminable at will by Caterpillar after a reasonable period. Caterpillar anticipates that a trial currently scheduled for the third quarter of 2004 will address all remaining issues in this matter. This matter is not related to the breach of contract action brought by Caterpillar against Navistar currently pending in the Circuit Court of Peoria County, Illinois.

On August 30, 2002, a World Trade Organization (WTO) arbitration panel determined that the European Union (EU) may impose up to $4.04 billion per year in retaliatory tariffs if the U.S. tax code is not brought into compliance with an August 2001 WTO decision that found the extraterritorial tax (ETI) provisions of the FSC Repeal and Extraterritorial Income Exclusion Act of 2000 constitute an export subsidy prohibited by the WTO Agreement on Subsidies and Countervailing Measures. Since August 2002, the EU has developed a list of U.S. origin products on which the EU could impose tariffs as high as 100% of the value of the product. Negotiations among EU Member States, the European Commission and the private sector over which products would be listed were intense. The EU finalized the list in December 2003 and stated that in March 2004 it will begin imposing retaliatory tariffs of 5% on certain U.S. origin goods. If imposed, the tariffs would increase 1 percentage point per month to a maximum of 17% after one year. The gradual increase in tariffs is designed to place increasing pressure on the U.S. government to bring its tax laws into compliance with its WTO obligations. Given the makeup of the final retaliation list, some Caterpillar parts and components will be subjected to these additional tariffs. Based on what we know today, we do not believe these tariffs will materially impact our financial results. The company has production facilities in the EU, Russia, Asia and South America that would not be affected by a retaliatory tariff aimed at U.S. origin products. When the EU implements its proposed tariffs, increased pressure will be placed on Congress to repeal ETI, possibly during the current session. It is not possible to predict how the U.S. legislative process will affect the company's 2004 income tax liability, but based on what we know today, we do not believe the impact, if any, will be material.

22. Segment information

A. Basis for segment information

The company is organized based on a decentralized structure that has established accountabilities to continually improve business focus and increase our ability to react quickly to changes in both the global business cycle and competitors' actions. Our current structure uses a product, geographic matrix organization comprised of multiple profit and service center divisions.

Caterpillar is a highly integrated company. The majority of our profit centers are product focused. They are primarily responsible for the design, manufacture and ongoing support of their products. However, some of these product-focused profit centers also have marketing responsibilities. We also have geographically-based profit centers that are focused primarily on marketing. However, most of these profit centers also have some manufacturing responsibilities. One of our profit centers provides various financial services to our customers and dealers. The service center divisions perform corporate functions and provide centralized services.

We have developed an internal measurement system to evaluate performance and to drive continuous improvement. This measurement system, which is not based on generally accepted accounting principles (GAAP), is intended to motivate desired behavior of employees and drive performance. It is not intended to measure a division's contribution to enterprise results. The sales and cost information used for internal purposes varies significantly from our consolidated, externally reported information resulting in substantial reconciling items. Each division has specific performance targets and is evaluated and compensated based on achieving those targets. Performance targets differ from division to division; therefore, meaningful comparisons cannot be made among the profit or service center divisions. It is the comparison of actual results to budgeted results that makes our internal reporting valuable to management. Consequently, we feel that the financial information required by Statement of Financial Accounting Standards No. 131 (SFAS 131), "Disclosures about Segments of an Enterprise and Related Information" has limited value for our external readers.

Due to Caterpillar's high level of integration and our concern that segment disclosures based on SFAS 131 requirements have limited value to external readers, we are continuing to disclose financial results for our three principal lines of business (Machinery, Engines and Financial Products) in our Management's Discussion and Analysis beginning on page A-33.

B. Description of segments

The profit center divisions meet the SFAS 131 definition of "operating segments;" however, the service center divisions do not. Several of the profit centers have similar characteristics and have been aggregated. The following is a brief description of our seven reportable segments and the business activities included in the *All Other* category.

Asia/Pacific Marketing: Primarily responsible for marketing products through dealers in Australia, Asia (excluding Japan) and the Pacific Rim. Also includes the regional manufacturing of some products which also are produced by *Construction & Mining Products*.

Construction & Mining Products: Primarily responsible for the design, manufacture and ongoing support of small, medium and large machinery used in a variety of construction and mining applications. Also includes the design, manufacture, procurement and marketing of components and control systems that are consumed primarily in the manufacturing of our machinery.

EAME Marketing: Primarily responsible for marketing products (excluding *Power Products*) through dealers in Europe, Africa, the Middle East and the Commonwealth of Independent

States. Also includes the regional manufacturing of some products which are also produced by *Construction & Mining Products* and *Power Products*.

Financing & Insurance Services: Provides financing to customers and dealers for the purchase and lease of Caterpillar and other equipment, as well as some financing for Caterpillar sales to dealers. Financing plans include operating and finance leases, installment sale contracts, working capital loans and wholesale financing plans. The division also provides various forms of insurance to customers and dealers to help support the purchase and lease of our equipment.

Latin America Marketing: Primarily responsible for marketing products through dealers in Latin America. Also includes the regional manufacturing of some products that also are produced by *Construction & Mining Products* and *Power Products*.

Power Products: Primarily responsible for the design, manufacture, marketing and ongoing support of reciprocating and turbine engines along with related systems. These engines and related systems are used in products manufactured in other segments, on-highway trucks and locomotives; and in a variety of construction, electric power generation, marine, petroleum and industrial applications.

North America Marketing: Primarily responsible for marketing products (excluding *Power Products*) through dealers in the United States and Canada.

All Other: Primarily includes activities such as: service support and parts distribution to Caterpillar dealers worldwide; the design, manufacture and ongoing support of paving products; logistics services for other companies; service tools for Caterpillar dealers; and the remanufacture of Caterpillar engines and components and remanufacturing services for other companies.

C. Segment measurement and reconciliations

Please refer to Table IV on pages A-28 to A-30 for financial information regarding our segments. There are several accounting differences between our segment reporting and our GAAP-based external reporting. Our segments are measured on an accountable basis; therefore, only those items for which divisional management is directly responsible are included in the determination of segment profit/(loss) and assets. The following is a list of the more significant accounting differences:

- Generally, liabilities are managed at the corporate level and are not included in segment operations. Segment accountable assets generally include inventories, receivables, property, plant and equipment.

- We account for intersegment transfers using a system of market-based prices. With minor exceptions, each of the profit centers either sells or purchases virtually all of its products to or from other profit centers within the company. Our high level of integration results in our internally reported sales being approximately double that of our consolidated, externally reported sales.

- Segment inventories and cost of sales are valued using a current cost methodology.

- Postretirement benefit expenses are split; segments are generally responsible for service and prior services costs, with the remaining elements of net periodic benefit cost included as a methodology difference.

- Interest expense is imputed (i.e., charged) to profit centers based on their level of accountable assets.

- Accountable profit is determined on a pretax basis.

Reconciling items are created based on accounting differences between segment reporting and our consolidated, external reporting. Please refer to Table IV on pages A-28 to A-30 for financial information regarding significant reconciling items. Most of our reconciling items are self-explanatory given the above explanations of accounting differences. However, for the reconciliation of profit, we have grouped the reconciling items as follows:

- **Corporate costs:** Certain corporate costs are not charged to our segments. These costs are related to corporate requirements and strategies that are considered to be for the benefit of the entire organization.

- **Methodology differences:** See previous discussion of significant accounting differences between segment reporting and consolidated, external reporting.

TABLE IV — Segment Information (Millions of dollars)

Business Segments:

	Machinery and Engines								Financing & Insurance Services	Total
	Asia/ Pacific Marketing	Construction & Mining Products	EAME Marketing	Latin America Marketing	Power Products	North America Marketing	All Other	Total		
2003										
External sales and revenues	$1,990	274	3,181	1,284	6,377	6,433	1,466	21,005	2,020	$23,025
Intersegment sales and revenues	$ 5	7,497	2,326	241	5,654	205	1,642	17,570	—	$17,570
Total sales and revenues	$1,995	7,771	5,507	1,525	12,031	6,638	3,108	38,575	2,020	$40,595
Depreciation and amortization	$ 13	205	63	24	292	—	80	677	530	$ 1,207
Imputed interest expense	$ 31	127	61	27	223	121	122	712	472	$ 1,184
Accountable profit (loss)	$ 115	538	177	62	(87)	177	350	1,332	339	$ 1,671
Accountable assets at Dec. 31	$ 637	2,127	1,114	548	3,795	2,198	2,251	12,670	20,234	$32,904
Capital Expenditures	$ 22	148	73	24	212	8	103	590	1,220	$ 1,810
2002										
External sales and revenues	$ 1,652	217	2,825	1,261	5,800	5,571	1,257	18,583	1,779	$ 20,362
Intersegment sales and revenues	$ 4	6,755	1,981	182	4,989	152	1,585	15,648	—	$ 15,648
Total sales and revenues	$ 1,656	6,972	4,806	1,443	10,789	5,723	2,842	34,231	1,779	$ 36,010
Depreciation and amortization	$ 12	209	53	25	293	—	68	660	436	$ 1,096
Imputed interest expense	$ 26	142	59	28	222	98	125	700	539	$ 1,239
Accountable profit (loss)	$ 83	254	85	41	(145)	(4)	233	547	270	$ 817
Accountable assets at Dec. 31	$ 436	2,214	991	470	3,757	1,574	2,297	11,739	17,417	$ 29,156
Capital Expenditures	$ 13	179	65	13	236	2	80	588	1,177	$ 1,765
2001										
External sales and revenues	$ 1,405	207	2,844	1,452	5,890	5,874	1,244	18,916	1,717	$ 20,633
Intersegment sales and revenues	$ 12	7,195	2,020	146	5,659	219	1,779	17,030	1	$ 17,031
Total sales and revenues	$ 1,417	7,402	4,864	1,598	11,549	6,093	3,023	35,946	1,718	$ 37,664
Depreciation and amortization	$ 12	210	62	26	351	—	65	726	335	$ 1,061
Imputed interest expense	$ 23	140	57	29	219	112	119	699	672	$ 1,371
Accountable profit (loss)	$ (1)	340	106	35	45	(2)	195	718	347	$ 1,065
Accountable assets at Dec. 31	$ 441	2,444	925	565	3,694	1,369	2,290	11,728	15,437	$ 27,165
Capital Expenditures	$ 10	270	62	20	329	—	120	811	858	$ 1,669

Reconciliations:

	Machinery and Engines	Financing & Insurance Services	Consolidating Adjustments	Consolidated Total
Sales & Revenues				
2003				
Total external sales and revenues from business segments	$ 21,005	$ 2,020	$ —	$ 23,025
Other	43	(125)	(180)[1]	(262)
Total sales and revenues	$ 21,048	$ 1,895	$ (180)	$ 22,763
2002				
Total external sales and revenues from business segments	$ 18,583	$ 1,779	$ —	$ 20,362
Other	65	(101)	(174)[1]	(210)
Total sales and revenues	$ 18,648	$ 1,678	$ (174)	$ 20,152
2001				
Total external sales and revenues from business segments	$ 18,916	$ 1,717	$ —	$ 20,633
Other	111	(72)	(222)[1]	(183)
Total sales and revenues	$ 19,027	$ 1,645	$ (222)	$ 20,450

[1] Elimination of Financial Product revenues from Machinery and Engines.

Continued on Page A-29

TABLE IV Continued — Segment Information (Millions of dollars)

Reconciliations:

	Machinery and Engines	Financing & Insurance Services	Consolidated Total
Profit before taxes			
2003			
Total accountable profit from business segments	$ 1,332	$ 339	$ 1,671
Corporate costs	(337)	—	(337)
Methodology differences:			
Inventory/cost of sales	(182)	—	(182)
Postretirement benefit expense	(161)	—	(161)
Financing costs	377	—	377
Other methodology differences	27	32	59
Other	50	—	50
Total profit before taxes	$ 1,106	$ 371	$ 1,477
2002			
Total accountable profit from business segments	$ 547	$ 270	$ 817
Corporate costs	18	—	18
Methodology differences:			
Inventory/cost of sales	(313)	—	(313)
Postretirement benefit expense	147	—	147
Financing costs	325	—	325
Other methodology differences	56	17	73
Other	47	—	47
Total profit before taxes	$ 827	$ 287	$ 1,114
2001			
Total accountable profit from business segments	$ 718	$ 347	$ 1,065
Corporate costs	(27)	—	(27)
Other charges not allocated to business segments	(153)	—	(153)
Methodology differences:			
Inventory/cost of sales	(106)	—	(106)
Postretirement benefit expense	206	—	206
Financing costs	223	—	223
Other methodology differences	(100)	(2)	(102)
Other	63	—	63
Total profit before taxes	$ 824	$ 345	$ 1,169

	Machinery and Engines	Financing & Insurance Services	Consolidating Adjustments	Consolidated Total
Assets				
2003				
Total accountable assets from business segments	$ 12,670	$ 20,234	$ —	$ 32,904
Items not included in segment assets:				
Cash and short-term investments	220	122	—	342
Intercompany trade receivables	572	397	(969)	—
Investment in affiliated companies	325	—	—	325
Investment in Financial Products	2,547	—	(2,547)	—
Deferred income taxes and prepaids	2,736	77	(211)	2,602
Intangible assets and other assets	1,874	—	—	1,874
Service center assets	736	—	—	736
Dealer receivables double counted in segment assets	(2,352)	—	—	(2,352)
Liabilities included in segment assets	930	—	—	930
Inventory methodology differences	(1,463)	—	—	(1,463)
Other	415	169	(17)	567
Total assets	$ 19,210	$ 20,999	$ (3,744)	$ 36,465

Continued on Page A-30


TABLE IV Continued — Segment Information (Millions of dollars)


Reconciliations:

	Machinery and Engines	Financing & Insurance Services	Consolidating Adjustments	Consolidated Total
Assets				
2002				
Total accountable assets from business segments	$ 11,739	$ 17,417	$ —	$ 29,156
Items not included in segment assets:				
Cash and short-term investments	146	163	—	309
Intercompany trade receivables	917	343	(1,260)	—
Investment in affiliated companies	283	—	—	283
Investment in Financial Products	1,961	—	(1,961)	—
Deferred income taxes and prepaids	2,698	75	(133)	2,640
Intangible assets and other assets	1,541	—	—	1,541
Service center assets	810	—	—	810
Dealer receivables double counted in segment assets	(1,857)	—	—	(1,857)
Liabilities included in segment assets	848	—	—	848
Inventory methodology differences	(1,590)	—	—	(1,590)
Other	493	149	(35)	607
Total assets	$ 17,989	$ 18,147	$ (3,389)	$ 32,747
2001				
Total accountable assets from business segments	$ 11,728	$ 15,437	$ —	$ 27,165
Items not included in segment assets:				
Cash and short-term investments	251	149	—	400
Intercompany trade receivables	405	355	(760)	—
Investment in affiliated companies	345	—	—	345
Investment in Financial Products	1,662	—	(1,662)	—
Deferred income taxes and prepaids	2,400	55	(74)	2,381
Intangible assets and other assets	1,445	—	—	1,445
Service center assets	844	—	—	844
Dealer receivables double counted in segment assets	(1,757)	—	—	(1,757)
Liabilities included in segment assets	853	—	—	853
Inventory methodology differences	(1,571)	—	—	(1,571)
Other	598	(101)	(17)	480
Total assets	$ 17,203	$ 15,895	$ (2,513)	$ 30,585

Enterprise-wide Disclosures:

External sales and revenues from products and services:

	2003	2002	2001
Machinery	**$13,678**	$11,975	$12,158
Engines	**7,370**	6,673	6,869
Financial Products	**1,715**	1,504	1,423
Total consolidated	**$22,763**	$20,152	$20,450

Information about Geographic Areas:

	Sales & Revenues[1]			Net property, plant and equipment		
					December 31,	
	2003	2002	2001	**2003**	2002	2001
Inside United States	**$ 10,058**	$ 9,291	$ 10,033	**$ 4,315**	$ 4,524	$ 4,351
Outside United States	**12,705**	10,861	10,417	**2,975**[2]	2,522[2]	2,252[2]
Total	**$ 22,763**	$ 20,152	$ 20,450	**$ 7,290**	$ 7,046	$ 6,603

[1] Sales of machinery and engines are based on dealer location. Revenues from services provided are based on where service is rendered.

[2] Amount includes $675 million, $680 million and $681 million of net property, plant and equipment located in the United Kingdom as of December 31, 2003, 2002 and 2001, respectively.

23. Other Charges

(Millions of dollars)	2001 Charge	Asset Impair- ments	2002 Activity*	12/31/02 Balance	2003 Activity	**12/31/03 Balance**
Challenger:						
Asset impairments	$ 32	$ (32)	$ —	$ —	$ —	**$ —**
Exit costs	49	—	(38)	11	(11)	—
	81	(32)	(38)	11	(11)	—
Shrewsbury:						
Asset impairments	16	(16)	—	—	—	—
Redundancy	10	—	(6)	4	(4)	—
Exit costs	4	—	(2)	2	(2)	—
	30	(16)	(8)	6	(6)	—
U.S. employment reduction	34	—	(34)	—	—	—
Other asset impairments	8	(8)	—	—	—	—
Total	$ 153	$ (56)	$ (80)	$ 17	$ (17)	**$ —**

*All amounts were paid in cash except for the U.S. employment reduction of $34 million which was reclassified to our pension accounts. Please refer to the Benefits Obligation Table in Note 11 on page A-17.

During the fourth quarter of 2001, we recorded pretax charges of $153 million related to the sale of the Challenger agricultural tractor line to AGCO, charges related to ceasing engine production at our Shrewsbury, England plant, planned U.S. salaried and management employment reductions and other asset impairment charges. These charges were recorded in the "Other operating expenses" line in Statement 1. Planned employee reductions were 495 for Shrewsbury and 433 for the U.S. employment reduction. Challenger assets were held in our *All Other* segment and Shrewsbury assets are held in our *Power Products* segment.

During 2002, we reduced the Challenger exit cost reserve by $38 million, primarily for cash outlays for research and development expenses and manufacturing equipment in accordance with the contract with AGCO. We reduced the Shrewsbury redundancy reserve by $6 million for separation benefits for 225 employees. As planned, the U.S. employment reduction was achieved entirely through voluntary retirements. As a result, the reserve of $34 million was reclassified to our pension accounts upon completion of the retirement program.

During 2003, the contracts related to the Challenger were terminated. The cost of these obligations was recognized as an exit cost in 2001 as the contracts provided no benefit to Caterpillar after the sale to AGCO. Contract cancellation costs were charged to the reserve, which was reduced to zero. There will be no future cash outlays related to these contracts. Also during 2003, the Shrewsbury exit plan was completed and remaining costs were charged to the reserve, which was also reduced to zero.

24. Selected quarterly financial results (unaudited)

	2003 Quarter			
(Dollars in millions except per share data)	1st	2nd	3rd	4th
Sales and revenues	**$ 4,821**	**$ 5,932**	**$ 5,545**	**$ 6,465**
Less: Revenues	**397**	**431**	**433**	**454**
Sales	**4,424**	**5,501**	**5,112**	**6,011**
Cost of goods sold	**3,630**	**4,329**	**4,143**	**4,843**
Gross margin	**794**	**1,172**	**969**	**1,168**
Profit	**129**	**399**	**222**	**349**
Profit per common share	**$ .37**	**$ 1.16**	**$ .64**	**$ 1.01**
Profit per common share — diluted	**$ .37**	**$ 1.15**	**$ .62**	**$ .97**

	2002 Quarter			
(Dollars in millions except per share data)	1st	2nd	3rd	4th
Sales and revenues	$ 4,409	$ 5,291	$ 5,075	$ 5,377
Less: Revenues	365	376	375	388
Sales	4,044	4,915	4,700	4,989
Cost of goods sold	3,307	3,974	3,798	4,067
Gross margin	737	941	902	922
Profit	80	200	213	305
Profit per common share	$ .23	$ .58	$ .62	$ .89
Profit per common share — diluted	$ .23	$ .58	$ .61	$ .88

Five-year Financial Summary
(Dollars in millions except per share data)

Years ended December 31,	2003	2002	2001	2000	1999
Sales and revenues	$22,763	20,152	20,450	20,175	19,702
Sales	$21,048	18,648	19,027	18,913	18,559
Percent inside the United States	44%	45%	49%	50%	50%
Percent outside the United States	56%	55%	51%	50%	50%
Revenues	$ 1,715	1,504	1,423	1,262	1,143
Profit[1]	$ 1,099	798	805	1,053	946
Profit per common share[1][2]	$ 3.18	2.32	2.35	3.04	2.66
Profit per common share — diluted[1][3]	$ 3.13	2.30	2.32	3.02	2.63
Dividends declared per share of common stock	$ 1.420	1.400	1.390	1.345	1.275
Return on average common stockholders' equity[4]	19.0%	14.4%	14.4%	19.0%	17.9%
Capital expenditures:					
Property, plant and equipment	$ 682	728	1,100	928	913
Equipment leased to others	$ 1,083	1,045	868	665	490
Depreciation and amortization	$ 1,347	1,220	1,169	1,063	977
Research and development expenses	$ 669	656	696	649	626
As a percent of sales and revenues	2.9%	3.3%	3.4%	3.2%	3.2%
Wages, salaries and employee benefits	$ 4,980	4,360	4,272	4,029	4,044
Average number of employees	67,828	70,973	70,678	67,200	66,225
December 31,					
Total assets	$36,465	32,747	30,585	28,464	26,711
Long-term debt due after one year:					
Consolidated	$14,078	11,596	11,291	11,334	9,928
Machinery and Engines	$ 3,367	3,403	3,492	2,854	3,099
Financial Products	$10,711	8,193	7,799	8,480	6,829
Total debt:					
Consolidated	$19,816	17,683	16,602	15,067	13,802
Machinery and Engines	$ 3,471	3,725	3,784	3,427	3,317
Financial Products	$16,345	13,958	12,818	11,640	10,485

[1] As discussed in Note 9, in 2002 we changed the manner in which we account for goodwill and other intangible assets upon the adoption of SFAS 142.

[2] Computed on weighted-average number of shares outstanding.

[3] Computed on weighted-average number of shares outstanding diluted by assumed exercise of stock options, using the treasury stock method.

[4] Represents profit divided by average stockholders' equity (beginning of year stockholders' equity plus end of year stockholders' equity divided by two).

MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW

Caterpillar had an excellent year. We took full advantage of the recovering capital goods market to make real progress on our growth objectives while continuing to lower *Core Operating Costs*.* With a 13 percent sales and revenue increase this year, we are well on our way to achieving our growth target of $30 billion of sales and revenues in this decade. Our performance this year demonstrated to investors our commitment to deliver long-term profitable growth. In addition, we made significant progress on other key strategic initiatives. After an aggressive development program, we introduced ACERT® technology, earning Caterpillar the distinction of being the only engine manufacturer with a full line of 2004 EPA certified and compliant clean diesel engines.

Also in 2003, we supported our dealers' continued expansion of Cat Rental stores as they enhanced their position as the world's leading providers of rental equipment. We strengthened our long-term relationships in the Asia-Pacific region, expanding operations in China and India to serve the increasing demand in these important emerging markets. Amid this growth and change, we continued to embrace the discipline of *6 Sigma*, which allowed Caterpillar people to develop process improvements and discover new ways to better serve our customers. As the company grows, we will continue to rely on the proven processes of 6 Sigma to create value and develop growth opportunities. As we move into 2004, we will continue our focus on 6 Sigma and profitable growth, reinforcing the positive changes in our culture that are making Caterpillar a better company.

It is our objective to provide the most meaningful disclosures in our Management's Discussion and Analysis in order to explain significant changes in our company's results of operations and liquidity and capital resources. As discussed in Note 22 on pages A-26 to A-27, our segment financial information is not based on generally accepted accounting principles and it is not intended to measure contributions to enterprise results. Therefore, it is impractical for us to try to discuss our company's results of operations and liquidity and capital resources solely based on segment information. Where practical, we have linked our discussions to segment information provided in Note 22 and Table IV on pages A-26 to A-30 (see "Reconciliation of Machinery and Engines Sales by Geographic Region to External Sales by Marketing Segment" on page A-34). Our discussions will focus on consolidated results and our three principal lines of business as described below:

Consolidated — represents the consolidated data of Caterpillar Inc. and all its subsidiaries (affiliated companies that are more than 50 percent owned).

Machinery — A principal line of business which includes the design, manufacture and marketing of construction, mining, agricultural and forestry machinery — track and wheel tractors, track and wheel loaders, pipelayers, motor graders, wheel tractor-scrapers, track and wheel excavators, backhoe loaders, mining shovels, log skidders, log loaders, off-highway trucks, articulated trucks, paving products, telescopic handlers, skid steer loaders and related parts. Also includes logistics services for other companies.

Engines — A principal line of business including the design, manufacture and marketing of engines for Caterpillar machinery, electric power generation systems; on-highway vehicles and locomotives; marine, petroleum, construction, industrial, agricultural and other applications; and related parts. Reciprocating engines meet power needs ranging from 5 to over 22,000 horsepower (4 to over 16 200 kilowatts). Turbines range from 1,600 to 19,500 horsepower (1 000 to 14 500 kilowatts).

Financial Products — A principal line of business consisting primarily of Caterpillar Financial Services Corporation (Cat Financial), Caterpillar Insurance Holdings, Inc. (Cat Insurance) and their subsidiaries. Cat Financial provides a wide range of financing alternatives for Caterpillar machinery and engines, Solar gas turbines, as well as other equipment and marine vessels. Cat Financial also extends loans to customers and dealers. Cat Insurance provides various forms of insurance to customers and dealers to help support the purchase and lease of our equipment.

*Glossary of terms included on pages A-40 to A-41; first occurrence of terms shown in bold italics.

2003 COMPARED WITH 2002

Sales and Revenues by Geographic Region

(Millions of dollars)	Total	North America	EAME	Latin America	Asia/Pacific
2003					
Machinery	**$13,678**	**$ 7,310**	**$ 3,596**	**$ 928**	**$ 1,844**
Engines[1]	**7,370**	**3,222**	**2,356**	**793**	**999**
Financial Products[2]	**1,715**	**1,231**	**303**	**94**	**87**
	$22,763	**$11,763**	**$ 6,255**	**$ 1,815**	**$ 2,930**
2002					
Machinery	$11,975	$ 6,517	$ 3,156	$ 818	$ 1,484
Engines[1]	6,673	2,963	2,022	780	908
Financial Products[2]	1,504	1,116	257	55	76
	$20,152	$10,596	$ 5,435	$ 1,653	$ 2,468

[1] Does not include internal engine transfers of $1.358 billion and $1.286 billion in 2003 and 2002, respectively. Internal engine transfers are valued at prices comparable to those for unrelated parties.

[2] Does not include revenues earned from Machinery and Engines of $180 million and $174 million in 2003 and 2002, respectively.

Reconciliation of Machinery and Engine Sales by Geographic Region to External Sales by Marketing Segment

(Millions of dollars)	2003	2002	2001
North America Geographic Region	**$10,532**	$ 9,480	$10,260
Engine sales included in the Power Products segment	**(3,221)**	(2,968)	(3,463)
Company owned dealer sales included in the All Other segment	**(388)**	(350)	(438)
Other*..	**(490)**	(591)	(485)
North America Marketing external sales	**$ 6,433**	$ 5,571	$ 5,874
EAME Geographic Region..	**$ 5,952**	$ 5,178	$ 5,114
Power Products sales not included in the EAME Marketing segment	**(1,897)**	(1,613)	(1,750)
Other*..	**(874)**	(740)	(520)
EAME Marketing external sales	**$ 3,181**	$ 2,825	$ 2,844
Latin America Geographic Region	**$ 1,721**	$ 1,598	$ 1,639
Power Products sales not included in the Latin America Marketing segment	**(667)**	(689)	(327)
Other*..	**230**	352	140
Latin America Marketing external sales	**$ 1,284**	$ 1,261	$ 1,452
Asia/Pacific Geographic Region	**$ 2,843**	$ 2,392	$ 2,014
Power Products sales not included in the Asia/Pacific Marketing segment	**(592)**	(530)	(351)
Other*..	**(261)**	(210)	(258)
Asia/Pacific Marketing external sales	**$ 1,990**	$ 1,652	$ 1,405

*Mostly represents external sales of the Construction & Mining Products and the All Other segments.

SALES AND REVENUES



Consolidated Sales and Revenues Comparison

2003 vs. 2002

The chart above graphically illustrates reasons for the change in Consolidated Sales and Revenues between 2002 (at left) and 2003 (at right). Items favorably impacting sales and revenues appear as upward stair steps with the corresponding dollar amounts above each bar, while items negatively impacting sales and revenues, if any, appear as downward stair steps with dollar amounts reflected in parenthesis above each bar. Caterpillar management utilizes these charts internally to visually communicate with its Board and employees.

Machinery sales were $13.68 billion, an increase of $1.70 billion or 14 percent from 2002. Sales volume was up about 8 percent, the favorable impact of currency accounted for about 4 percent and improved *Price Realization* added about 2 percent. In North America, machinery sales increased 12 percent due mostly to higher volume and favorable price realization. Sales volume rose because of an 11 percent increase in dealer deliveries, the result of users (especially rental fleets) upgrading their fleets and a last half improvement in construction activity. Dealers also increased inventories to support higher delivery rates. *EAME* sales were up 14 percent due to the favorable impact of a stronger euro and improved price realization partially offset by lower sales volume due to weak economic conditions in Europe. In *Latin America*, sales were up 13 percent, benefiting from increased dealer deliveries into mining and some building of dealer inventories in anticipation of higher end-user demand. Company sales in Asia/Pacific surged 24 percent as dealer deliveries increased significantly due to strong economies in the region.

Engines sales were $7.37 billion, an increase of $697 million or 10 percent from 2002. Sales volume was up about 5 percent, the favorable impact of currency accounted for about 3 percent and emissions-related price increases added about 2 percent. North American sales rose 9 percent due to improved emissions-related price increases for truck engines and higher volume in

most key engine sectors. Engine sales in EAME rose 17 percent due to the favorable effects of *Currency* and higher sales into the Middle East. Sales in Latin America rose 2 percent with all of the gain coming from higher sales of truck and bus engines. Sales in Asia/Pacific rose 10 percent due to higher volume in almost all sectors as economic growth strengthened. Worldwide Caterpillar truck engine sales rose 19 percent with a significant improvement in emissions-related price realization and higher volume of 4 percent. Worldwide sales of electric power and industrial engines rose 10 and 8 percent, respectively, benefiting from the favorable effects of currency and slight industry growth. Worldwide sales into petroleum rose 4 percent due to higher demand for engines used in gas compression and higher North American land drilling activity. Sales to the marine sector rose 2 percent, helped by slightly higher industry demand and favorable effects of currency.

Financial Products revenues were $1.72 billion, an increase of $211 million or 14 percent from 2002. The increase was due primarily to the favorable impact of $223 million from continued growth of *Earning Assets* at Cat Financial and a $63 million increase in earned premiums on extended service contracts at Cat Insurance. These favorable items were partially offset by the $120 million impact of lower interest rates on new and existing finance receivables at Cat Financial.

OPERATING PROFIT



The chart above graphically illustrates reasons for the change in Consolidated Operating Profit between 2002 (at left) and 2003 (at right). Items favorably impacting operating profit appear as upward stair steps with the corresponding dollar amounts above each bar, while items negatively impacting operating profit appear as downward stair steps with dollar amounts reflected in parenthesis above each bar. Caterpillar management utilizes these charts internally to visually communicate with its Board and employees.

The favorable profit impact of additional machinery and engine sales volume was partially offset by unfavorable sales mix resulting in a net positive impact of $175 million. The unfavorable sales mix was primarily due to lower sales of higher margin fuel system components to Navistar International Transportation Corporation ("Navistar") attributable to the imminent expiration of a long-term purchase contract in 2003 between Caterpillar and Navistar as well as higher sales of lower margin small diesel engines and compact construction equipment. Improved price realization reflected the favorable impact of modest price increases taken in January 2003 on most machines and parts. Material cost reductions and quality improvements reflected in lower warranty costs were partially offset by higher incentive compensation of about $140 million for a net improvement in core operating costs of $231 million. The higher incentive compensation benefits employees at all levels as corporate financial performance improves. This reflects the structure of our compensation plans where employees have a component of their pay tied to the performance of the company.

Partially offsetting the favorable items was $310 million of higher *Retirement Benefits*. This increase was primarily due to the impact of previous poor performance of equity markets on pension plan assets and increased expense resulting from the introduction of a company match to our 401(k) plan in 2003.

Operating Profit Table

(Millions of dollars)	2003	2002
Machinery[1]	$1,246	$ 947
Engines[1]	188	175
Financial Products	345	284
Consolidating Adjustments	(91)	(82)
	$1,688	$1,324

[1] Caterpillar operations are highly integrated; therefore, the company uses a number of allocations to determine lines of business operating profit for *Machinery and Engines*.

Machinery operating profit increased 32 percent, or $299 million, from 2002. The favorable impact of improved price realization, higher sales volume (net of unfavorable sales mix) and lower core operating costs more than offset higher retirement benefits.

Engines operating profit increased 7 percent, or $13 million, from 2002 as lower core operating costs were almost entirely offset by higher retirement benefits and the unfavorable impact of *Changes in Emissions Standards*. The favorable impact of volume was offset by negative sales mix resulting from lower sales of higher margin fuel system components as well as higher sales of lower margin small diesel engines.

Financial Products operating profit increased 21 percent, or $61 million, from 2002. The increase was primarily due to the impact of growth of earning assets of $59 million, higher fee income of $12 million and higher securitization income of $8 million at Cat Financial. These favorable items were partially offset by increased operating costs to support growth at Cat Financial.

OTHER PROFIT/LOSS ITEMS

Interest expense excluding Financial Products was $33 million lower compared to 2002 primarily due to lower average short-term and long-term borrowings.

Other income/expense was income of $35 million down from $69 million in 2002. The change was primarily due to a $55 million charge for early retirement of the $250 million 6 percent debentures due in 2007.

The provision for income taxes reflects an estimated annual tax rate of 27 percent for 2003 compared to 28 percent a year ago due to the geographic mix of profits and changes in the estimated tax benefits from export sales.

The equity in profit/loss of unconsolidated affiliated companies favorably impacted profit $24 million from 2002, due mostly to improved profitability of Shin Caterpillar Mitsubishi Ltd. resulting from improved export business into China and North America.

Supplemental Information

(Millions of dollars)	2003	2002	2001
Identifiable Assets:			
Machinery	$ 11,565	$ 10,689	$ 10,049
Engines	7,645	7,300	7,154
Financial Products	20,999	18,147	15,895
Consolidating Adjustments	(3,744)	(3,389)	(2,513)
Total	$ 36,465	$ 32,747	$ 30,585
Capital Expenditures:			
Machinery	$ 386	$ 393	$ 616
Engines	278	305	493
Financial Products	1,101	1,075	859
Total	$ 1,765	$ 1,773	$ 1,968
Depreciation and Amortization:			
Machinery	$ 453	$ 437	$ 424
Engines	345	348	411
Financial Products	549	435	334
Total	$ 1,347	$ 1,220	$ 1,169

Caterpillar operations are highly integrated; therefore, the company uses a number of allocations to determine lines of business financial data.

OPERATING COST RECLASSIFICATION

In the second quarter, we revised our policy regarding the classification of certain costs related to distributing replacement parts. Previously, these costs were included in SG&A and now are included in cost of goods sold. This classification is more consistent with industry practice. The parts distribution costs include shipping and handling (including warehousing) along with related support costs such as information technology, purchasing and inventory management.

The amounts reclassified from SG&A expenses to cost of goods sold were $109 million and $437 million for the three months and twelve months ended December 31, 2002, respectively. These costs were $113 million and $443 million for the three months and twelve months ended December 31, 2003, respectively. The reclassification had no impact on operating profit.

Sales and Revenues

(Millions of dollars)	Total	North America	EAME	Latin America	Asia/Pacific
Fourth Quarter 2003					
Machinery.........................	$ 3,827	$ 2,088	$ 939	$ 291	$ 509
Engines(1)	2,184	876	703	300	305
Financial Products(2)	454	325	79	23	27
	$ 6,465	$ 3,289	$ 1,721	$ 614	$ 841
Fourth Quarter 2002					
Machinery.........................	$ 3,151	$ 1,643	$ 878	$ 186	$ 444
Engines(1)	1,838	728	589	270	251
Financial Products(2)	388	280	70	1	37
	$ 5,377	$ 2,651	$ 1,537	$ 457	$ 732

(1) Does not include internal engine transfers of $362 million and $316 million in fourth quarter 2003 and fourth quarter 2002, respectively. Internal engine transfers are valued at prices comparable to those for unrelated parties.

(2) Does not include revenues earned from Machinery and Engines of $47 million and $43 million in fourth quarter 2003 and fourth quarter 2002, respectively.

FOURTH QUARTER 2003 COMPARED WITH FOURTH QUARTER 2002

SALES AND REVENUES



Consolidated Sales and Revenues Comparison

Fourth Quarter 2003 vs. Fourth Quarter 2002

The chart above graphically illustrates reasons for the change in Consolidated Sales and Revenues between fourth quarter 2002 (at left) and fourth quarter 2003 (at right). Items favorably impacting sales and revenues appear as upward stair steps with the corresponding dollar amounts above each bar, while items negatively impacting sales and revenues appear as downward stair steps with dollar amounts reflected in parenthesis above each bar. Caterpillar management utilizes these charts internally to visually communicate with its Board and employees.

Machinery sales were $3.83 billion, an increase of $676 million or 21 percent from fourth quarter 2002. Sales volume was up about 14 percent, the favorable impact of currency accounted for about 4 percent and improved price realization added about 3 percent. North America had the strongest quarter of the year, with machinery sales 27 percent higher than fourth quarter 2002 due to higher sales volume and favorable price realization. Sales volume was up as a result of continued growth in dealer deliveries into construction, forestry, quarry and aggregates and a modest rebound in deliveries into coal mining. Sales in EAME increased 7 percent, the result of the favorable translation impact of a stronger euro, partially offset by a sales volume decline due to soft economic conditions in Europe. In Latin America, sales surged 56 percent. This gain reflects an increase in dealer inventories. Asia/Pacific sales were 15 percent higher than last year. Dealers added less to inventories than last year, offsetting some of the large gain in deliveries.

Engines sales were $2.18 billion, an increase of $346 million or 19 percent from fourth quarter 2002. Sales volume was up about 15 percent, the favorable impact of currency accounted for about 3 percent and improved emissions-related price increases (net of unfavorable price realization) added about 1 percent. Sales rose 20 percent in North America, 19 percent in EAME, 11 percent in Latin America and 22 percent in Asia/Pacific. The North American sales gain came from a doubling in quarterly sales of truck engines compared to last year's fourth quarter which was negatively impacted by truck manufacturers buying engines before the October 2002 engine emission regulations became effective. Sales in EAME rose due to the favorable effects of currency on engines sold into the electric power and industrial sectors and stronger industry demand for engines sold into the petroleum sector. In Latin America, higher sales of midrange truck engines and engines sold to the petroleum sector more than offset a 35 percent drop in sales to the electric power sector. Last year's fourth-quarter

Latin American sales contained robust sales of large engines sold into Brazil to meet a hydroelectric power shortage. Stronger economic growth contributed to the increase in Asia/Pacific, where sales were higher in all major sectors. Sales into the global on-highway truck and bus engine sector doubled. Global sales of industrial and marine engines gained 15 and 7 percent, respectively, due to the favorable effects of currency and slight industry growth. Sales into the petroleum sector were up 6 percent. Global sales into the electric power sector were down 2 percent despite favorable effects of currency.

Financial Products revenues were $454 million, an increase of $66 million or 17 percent from fourth quarter 2002. The favorable impact of $56 million due to continued growth of earning assets at Cat Financial was partially offset by the $27 million impact of lower interest rates on new and existing finance receivables. Also, there was a $17 million increase in earned premiums on extended service contracts at Cat Insurance.

OPERATING PROFIT



Consolidated Operating Profit Comparison
Fourth Quarter 2003 vs. Fourth Quarter 2002

The chart above graphically illustrates reasons for the change in Consolidated Operating Profit between fourth quarter 2002 (at left) and fourth quarter 2003 (at right). Items favorably impacting operating profit appear as upward stair steps with the corresponding dollar amounts above each bar, while items negatively impacting operating profit appear as downward stair steps with dollar amounts reflected in parenthesis above each bar. Caterpillar management utilizes these charts internally to visually communicate with its Board and employees.

Higher sales volume positively impacted operating profit but was partially offset by unfavorable sales mix primarily due to lower sales of higher margin fuel system components to Navistar attributable to the imminent expiration of a long-term purchase contract in 2003 between Caterpillar and Navistar, as well as higher sales of lower margin small diesel engines. Improved price realization of $63 million reflected the favorable impact of modest price increases taken in January 2003 on most machines

and parts. The impact of changes in emission standards favorably impacted operating profit by $32 million as more ACERT product was introduced in the marketplace.

Partially offsetting the favorable items were $93 million higher core operating costs and $79 million of higher retirement benefits. The retirement benefits cost increase was primarily due to the impact of previous poor performance of equity markets on

pension plan assets and increased expense resulting from the introduction of a company match to our 401(k) plan in 2003.

The increase in core operating costs reflects a lower than normal SG&A spending level in the fourth quarter 2002 due to stringent cost control reflective of business conditions, higher incentive compensation of $70 million which benefits employees at all levels, increased spending on product development programs, spending to support our volume growth and the unfavorable change of the gain/loss on disposition of assets. These unfavorable items were partially offset by the positive impact of continued material cost reductions and lower warranty costs.

Operating Profit Table

(Millions of dollars)	Fourth Quarter 2003	2002
Machinery[1]	$ 367	$ 366
Engines[1]...................................	70	26
Financial Products	87	65
Consolidating Adjustments	(25)	(20)
	$ 499	$ 437

[1] Caterpillar operations are highly integrated; therefore, the company uses a number of allocations to determine lines of business operating profit for Machinery and Engines.

Machinery operating profit was up $1 million compared to the fourth quarter 2002. The favorable impacts of higher volume and improved price realization were almost completely offset by higher core operating costs and retirement benefits. The increase in core operating costs was due to a lower than normal SG&A spending level in the fourth quarter 2002, higher incentive compensation, increased spending on product development programs, spending to support our volume growth and the unfavorable change of the gain/loss on disposition of assets. These unfavorable items were partially offset by the positive impact of continued material cost reductions and lower warranty costs.

Engines operating profit was up $44 million, or 169 percent, from fourth quarter 2002. The favorable impacts of higher volume (net of unfavorable sales mix) and meeting engine emissions standards with our ACERT technology were partially offset by lower price realization and higher retirement benefits.

Financial Products operating profit was up $22 million, or 34 percent, from fourth quarter 2002. The increase was primarily due to the impact of growth of earning assets of $11 million, decreased provision for credit losses of $8 million, and the favorable impact of $6 million due to lower interest rates (interest rates on debt decreased more than on the portfolio).

OTHER PROFIT/LOSS ITEMS

Interest expense excluding Financial Products was $19 million lower compared to fourth quarter 2002 primarily due to lower average long-term borrowings.

Other income/expense was income of $20 million compared with income of $51 million in fourth quarter 2002. The change was mostly due to the unfavorable impact of currency.

The provision for income taxes in the fourth quarter reflects an estimated annual tax rate of 27 percent for 2003 compared to 28 percent a year ago due to the geographic mix of profits and changes in the estimated tax benefits from export sales.

The equity in profit/loss of unconsolidated affiliated companies favorably impacted profit $3 million from fourth quarter a year ago, due in part to improved profitability of Shin Caterpillar Mitsubishi Ltd. resulting from improved export business into China and North America.

SUPPLEMENTAL INFORMATION

We are providing supplemental information including deliveries to users and dealer inventory levels. We sell the majority of our machines and engines to independently owned and operated dealers and original equipment manufacturers (OEMs) to meet the demands of their customers, the end users. Due to time lags between our sales and the deliveries to end users we believe this information will help readers better understand our business and the industries we serve. All information provided in the supplemental section is in *Constant Dollars*.

Dealer New Machine Deliveries

Worldwide dealer deliveries of new machines to end users increased 6 percent from 2002. Asia/Pacific and North America accounted for the gain, mostly in deliveries into construction. Deliveries into mining declined despite some late-year recoveries resulting from higher metals prices.

Dealer machine deliveries in North America rose 11 percent in 2003, benefiting from an exceptionally strong 24 percent gain in the fourth quarter. Throughout the year, low interest rates and rising corporate profits encouraged users to upgrade fleets. Then, in the last half, deliveries benefited further from recoveries in construction and construction-related activities.

Deliveries into North American general construction were up 18 percent from 2002. Continued low mortgage interest rates caused housing starts to surge to a 25-year high and nonresidential building construction, largely retail and hotel, improved in the second half. Dealers delivered 17 percent more new machines into heavy construction, where both highway and sewer and water construction increased. Quarry and aggregate prices were higher than in 2002, driving a 5 percent gain in dealer deliveries into that industry. Lumber prices also increased, causing deliveries into forestry to increase 24 percent. Mining remained depressed, with dealer deliveries down 21 percent for the year. Although metals prices were up significantly and coal prices improved during the year, mining companies had not yet increased production by the end of the year.

In EAME, dealers delivered 5 percent fewer machines than in 2002. Europe, where most of the key economies were weak, accounted for most of the decline. Deliveries into Africa/Middle East also decreased, almost entirely in the United Arab Emirates. Deliveries in 2002 benefited from a large infrastructure project that was not repeated in 2003. In the CIS, dealer deliveries nearly doubled as a result of continued development in energy and mining, which benefited from higher oil and metals prices.

Deliveries of new machines into Latin America dropped 11 percent. Most economies grew slowly, resulting in weak construction activity. As a result, deliveries into construction industries decreased. In contrast, higher metals prices caused a significant increase in deliveries to metals mines and dealer inventories in-transit did increase in anticipation of future deliveries.

Dealer deliveries to end users in Asia/Pacific surged 25 percent. China, where the economy and construction industry boomed, accounted for over half the growth. Economic growth was also robust in many other countries, resulting in double-digit growth in dealer deliveries in Australia, India, Indonesia, Malaysia, South Korea and Thailand.

Dealer Inventories of New Machines
Worldwide dealer inventories at the end of 2003 were higher than a year earlier in all regions. Relative to dealer delivery rates, dealer inventories were lower than a year ago. The inventory to delivery ratio declined in all regions except Latin America.

Engine Deliveries to End Users and OEMs
Worldwide engine deliveries to end users and OEMs were up 1 percent in 2003. Stronger economic growth, higher corporate profits and rising business and investor confidence supported improving investment conditions in all commercial engine sectors. Truck engine deliveries rose 4 percent with all of the gain coming from midrange engines. Worldwide deliveries to end users in the petroleum and electric power sectors rose slightly (1 to 2 percent) with growth due to stronger industry demand. Global deliveries of industrial engines fell 4 percent mostly due to weak Western European economic growth and sluggish industry conditions. Worldwide marine engine deliveries fell 9 percent due to lower demand for large reciprocating engines used in workboats and ocean-going vessels.

In North America, engine deliveries to end users and OEMs were up 2 percent from 2002. Higher deliveries into the industrial, petroleum and on-highway truck sectors more than offset lower deliveries to the electric power and marine sectors. Engine deliveries to end users and OEMs in the industrial sector increased 22 percent caused by stronger industry demand as corporate profits and business investment recovered. Engines delivered to North American truck and bus manufacturers rose 4 percent with all of the growth caused by a 16 percent gain in demand for midrange engines. Caterpillar maintained its leadership position in the North American on-highway truck and bus industry. Deliveries of engines to the petroleum sector rose 5 percent, positively impacted by rising industry profits and more favorable investment trends. Deliveries of engines to the electric power sector declined 4 percent with weaker demand for turbines compared to last year when deliveries to various colleges and universities to meet future energy needs were abnormally strong. Deliveries of engines to the marine sector declined 20 percent due to lower demand for large reciprocating engines used in workboats.

In EAME, overall deliveries to end users and OEMs rose 2 percent, with higher deliveries to the electric power and petroleum sectors up 18 and 10 percent, respectively. EAME deliveries of reciprocating engines gained from particular industry strength in the Middle East. Deliveries to the Middle East strengthened due to favorable oil prices and revenues, steadily improving regional geopolitical confidence and reconstruction efforts. EAME deliveries of engines to the industrial and marine sectors fell 11 and 17 percent, respectively, caused by weak economic growth in Western Europe and lower industry demand for workboats and ocean-going vessels.

Deliveries to end users and OEMs in Latin America fell 17 percent as gains in deliveries to the on-highway truck, industrial and marine sectors were more than offset by weaker demand for engines delivered into the electric power and petroleum sectors. Deliveries of turbines and turbine services to the Latin American electric power sector rose sharply but not enough to offset much weaker deliveries of large reciprocating engines delivered into Brazil. Deliveries of large reciprocating engines rose sharply in 2002 when Brazil had significant hydroelectric power shortages but demand fell substantially after these power shortages disappeared.

Deliveries to end users and OEMs in Asia/Pacific were up 11 percent compared to last year led by a 31 percent gain in engine deliveries to the electric power sector. Improving economic growth and rising business investment supported growth in all sectors except petroleum. Asia/Pacific demand for large engines used in the petroleum sector weakened from last year's strong levels; last year key countries in Asia/Pacific made large investments in engines to increase their oil and gas development and production.

Dealer Inventories of Engines
Worldwide dealer engine inventories at year end were slightly above last year and slightly above normal compared to selling rates. North American and Latin American dealers aggressively worked their surplus electric power engine inventories down to normal levels. EAME dealer inventories rose significantly as dealers pre-positioned inventory to support expected Middle Eastern reconstruction efforts. Dealer inventories in Asia/Pacific rose slightly as delivery trends improved.

GLOSSARY OF TERMS

1. **Changes in Emissions Standards (Emissions)** — Generally, emissions describes the financial impacts of industry emission standard changes for on-highway truck and bus engines in North America. With respect to sales and revenues, emissions represents the impact of price increases. With respect to operating profit, emissions represents the net impact of price increases, production cost increases which include incremental ramp-up production costs and non-conformance penalties (NCPs).

2. **Consolidating Adjustments** — Eliminations of transactions between Machinery and Engines and Financial Products.

3. **Constant Dollars** — The dollar value of machine and engine deliveries adjusted for changes in price and currency.

4. **Core Operating Costs** — Machinery and Engines operating cost change adjusted for volume. It excludes currency, retirement benefits and emissions production cost increases, ramp-up production costs and NCPs.

5. **Currency** — With respect to sales and revenues, currency represents the translation impact on sales resulting from changes in foreign currency exchange rates versus the U.S. dollar. With respect to operating profit, currency represents the net translation impact on sales and operating costs resulting from changes in foreign currency exchange rates versus the U.S. dollar. Currency includes the impacts on sales and operating profit for the Machinery and Engines lines of business only; currency impacts on the Financial Products line of business are included in the Financial Products portions of the respective analyses.

6. **EAME** — Geographic region including Europe, Africa, the Middle East and the Commonwealth of Independent States (CIS).

7. **Earning Assets** — These assets consist primarily of total net finance receivables plus equipment on operating leases, less accumulated depreciation at Cat Financial. Net finance receivables represent the gross receivables amount less unearned income and the allowance for credit losses.

8. **Engines** — A principal line of business including the design, manufacture and marketing of engines for Caterpillar machinery, electric power generation systems; on-highway vehicles and locomotives; marine, petroleum, construction, industrial, agricultural and other applications; and related parts. Reciprocating engines meet power needs ranging from 5 to over 22,000 horsepower (4 to over 16 200 kilowatts). Turbines range from 1,600 to 19,500 horsepower (1 000 to 14 500 kilowatts).

9. **Financial Products** — A principal line of business consisting primarily of Caterpillar Financial Services Corporation (Cat Financial), Caterpillar Insurance Holdings, Inc. (Cat Insurance) and their subsidiaries. Cat Financial provides a wide range of financing alternatives for Caterpillar machinery and engines, Solar gas turbines, as well as other equipment and marine vessels. Cat Financial also extends loans to customers and dealers. Cat Insurance provides various forms of insurance to customers and dealers to help support the purchase and lease of our equipment.

10. **Latin America** — Geographic region including the Central American countries and Mexico.

11. **Machinery** — A principal line of business which includes the design, manufacture and marketing of construction, mining, agricultural and forestry machinery — track and wheel tractors, track and wheel loaders, pipelayers, motor graders, wheel tractor-scrapers, track and wheel excavators, backhoe loaders, mining shovels, log skidders, log loaders, off-highway trucks, articulated trucks, paving products, telescopic handlers, skid steer loaders and related parts. Also includes logistics services for other companies.

12. **Machinery and Engines (M&E)** — Due to the highly integrated nature of operations, represents the aggregate total of the Machinery and Engines lines of business and includes primarily our manufacturing, marketing and parts distribution operations.

13. **Price Realization** — The impact of net price changes excluding emissions price increases and currency.

14. **Retirement Benefits** — Cost of defined benefit pension plans, defined contribution plans and retirement healthcare and life insurance.

15. **Sales Volume/Mix** — The net operating profit impact of changes in the quantities sold for machines, engines and parts combined with the net operating profit impact of changes in the relative weighting of machines, engines and parts sales with respect to total sales.

16. **6 Sigma** — On a technical level, 6 Sigma represents a measure of variation that achieves 3.4 defects per million opportunities. At Caterpillar, 6 Sigma represents a much broader cultural philosophy to drive continuous improvement throughout the value chain. It is a fact-based, data-driven methodology that we are using to improve processes, enhance quality, cut costs, grow our business and deliver greater value to our customers through Black Belt-led project teams. At Caterpillar, 6 Sigma goes beyond mere process improvement; it has become the way we work as teams to process business information, solve problems and manage our business successfully.

2002 COMPARED WITH 2001

For the full year, the company achieved sales and revenues of $20.15 billion compared to $20.45 billion in 2001. This decline of about 1 percent was due to lower sales volume of about $680 million, partially offset by the favorable impact of currency of about $150 million and improved price realization of about $150 million. The currency impact was due to the favorable impact of the weaker U.S. dollar on sales in other currencies, primarily the euro and Australian dollar.

Profit for the full year was $798 million or $2.30 per share, compared to $805 million or $2.32 per share, down less than 1 percent from 2001. Profit was favorably impacted by the absence of the $97 million after-tax charge recorded in 2001 for the sale of the Challenger agricultural tractor line, plant closing and consolidations and cost for planned employment reductions. The combined effect of favorable price realization and net favorable currency of approximately $250 million was more than offset by lower sales volume and related manufacturing inefficiencies.

Application of the goodwill non-amortization provisions of SFAS 142 resulted in a favorable before-tax impact on 2002 earnings of $85 million. This was more than offset by a $93 million before-tax increase in pension and other postretirement benefit expense. This increase was a result of lower plan asset returns in recent years, partially offset by the favorable before-tax impact of other postretirement benefit plan changes made in the second quarter of 2002. These changes impacted U.S. employees only and included an increase in retiree cost sharing of health care benefits, elimination of company payments for Medicare part B premiums and significant reductions in retiree life insurance.

MACHINERY AND ENGINES

Machinery sales were $11.98 billion, a decrease of $183 million or 2 percent from 2001. Sales volume for the year decreased 4 percent from 2001. Higher sales in Asia/Pacific were due to higher retail demand. Sales in North America, EAME and Latin America declined due to lower retail demand. Sales were also affected by changes in dealer inventories. In 2001, dealers decreased machine inventories about 7 percent. In 2002, dealer inventories increased by about 3 percent; however, year-end 2002 inventories compared to current selling rates were lower than year-earlier levels in all regions.

Engine sales were $6.67 billion, a decrease of $196 million or 3 percent from 2001. Sales volume for the year decreased 4 percent from 2001. Caterpillar truck engine sales rose 36 percent due to a surge in demand from North American truck OEMs for heavy-duty truck engines prior to the October 2002 emissions deadline and improved truck fleet operating profits. Sales into the petroleum sector increased 4 percent as higher sales of turbine engines more than offset a decline in sales of reciprocating engines. These increases were more than offset by 30 percent lower sales to the

electric power sector, where financial uncertainties and depressed operating profits within the electric utility, technology and telecommunications industries impacted demand.

Operating Profit Table

(Millions of dollars)	2002	2001
Machinery ………………………………	$ 947	$ 854
Engines …………………………………	175	353
	$1,122	$1,207*

*Includes $153 million of charges for the sale of the Challenger agricultural tractor line, plant closing and consolidations and costs for planned employment reductions. These charges were split $98 million and $55 million to Machinery and Engines, respectively.

Caterpillar operations are highly integrated; therefore, the company uses a number of allocations to determine lines of business operating profit.

Machinery operating profit increased $93 million, or 11 percent from 2001. Operating profit was favorably impacted by the absence of the $98 million charge for the sale of the Challenger agricultural tractor line, plant closing and consolidations and cost for planned employment reductions. The favorable profit impact of price realization, net impact of currency and lower SG&A expenses were more than offset by the profit impact of lower sales volume and related manufacturing inefficiencies.

Application of the goodwill non-amortization provisions of SFAS 142 resulted in a favorable impact on 2002 machinery operating profit of approximately $10 million. This was more than offset by a $62 million before-tax increase in pension and other postretirement benefit expense.

Engine operating profit decreased $178 million, or 50 percent from 2001. Operating profit was favorably impacted by the absence of the $55 million charge for the sale of the Challenger agricultural tractor line, plant closing and consolidations and cost for planned employment reductions. Increased turbine and on-highway truck and bus engine volumes and improved price realization improved operating profit by approximately $140 million. These favorable items were more than offset by the profit impact of lower sales volume of large reciprocating engines, volume-related manufacturing inefficiencies and nonconformance penalties for on-highway truck and bus engines.

Application of the goodwill non-amortization provisions of SFAS 142 resulted in a favorable impact on 2002 engine operating profit of approximately $75 million. This was partially offset by a $31 million before-tax increase in pension and other postretirement benefit expense.

Interest expense was $6 million lower in 2002 compared to 2001 primarily due to lower interest rates on short-term borrowings.

Other income/expense improved by $82 million year-over-year primarily due to the absence of foreign currency losses and lower expenses related to the sales of receivables to Cat Financial.

FINANCIAL PRODUCTS

Financial Products revenues for 2002 were $1.68 billion, up $33 million or 2 percent compared with 2001. A favorable impact of approximately $205 million due to a $2.1 billion increase in the portfolio at Cat Financial and an increase in third party insurance premiums and fees earned of approximately $21 million at Cat Insurance was mostly offset by the impact of generally lower interest rates on finance receivables at Cat Financial.

Before-tax profit was $287 million, down $58 million or 17 percent from 2001. A $41 million before-tax charge of "other than temporary" declines in the market value of securities in the investment portfolio at Cat Insurance resulted from poor overall market performance. Also, there was less securitization-related income of approximately $28 million before tax and higher operating expenses of $17 million before tax at Cat Financial. These items were partially offset by higher rental income, net of depreciation, of $30 million before tax at Cat Financial and higher underwriting income of $7 million before tax at Cat Insurance.

INCOME TAXES

Tax expense reflects an estimated annual tax rate of 28 percent for 2002 and 32 percent for 2001 resulting from a change in the geographic mix of profits.

UNCONSOLIDATED AFFILIATED COMPANIES

The company's share of unconsolidated affiliated companies' profits decreased $7 million from a year ago, primarily due to losses at Shin Caterpillar Mitsubishi Ltd. resulting from depressed construction equipment demand in Japan.

OTHER CHARGES

In December 2001, we signed an agreement with AGCO to sell the design, assembly and marketing of the new MT Series of Caterpillar's Challenger high-tech farm tractors during the first quarter of 2002. By selling the Challenger we will avoid the substantial new investment in distribution that would be required to make this product profitable. The sale will also provide our distribution network the expanded line of agricultural products it needs to be successful. A total charge of $81 million was recognized for the Challenger sale. These charges reflect the provisions of the agreement with AGCO and are comprised of the following:

- $32 million for write-downs of land, buildings and equipment at our DeKalb, Illinois, facility to fair market value based on the negotiated contract price with AGCO.

- $49 million for exit costs. The contract with AGCO requires that we complete the design of the new Challenger tractor, ensure a successful market launch and pay for the remaining capital assets required for the production of the tractor. These amounts reflect our estimate of costs

to fulfill our contract obligations and will be incurred in 2002. Also included in exit costs are contractual obligations that will remain after the sale to AGCO but will provide no benefit to Caterpillar. These obligations range from one to seven years.

In December 2001, we announced plans to cease production of diesel engines at the Perkins Engines Shrewsbury, England, plant by the end of 2002. Production will be reallocated to other Caterpillar engine facilities to better leverage technology and capacity. Upon closure of the plant, we expect an annual benefit to cost of goods sold of approximately $16 million. This represents lower overhead and other fixed manufacturing expenses as the production moves to other existing Caterpillar locations. A total charge of $30 million was recognized for the closing and comprised the following:

- $16 million for write-downs of land, buildings and equipment to fair market value as determined by third-party appraisers.

- $10 million of separation costs for termination of 495 employees at the Shrewsbury plant. These benefits were communicated to impacted employees in December.

- Exit costs of $4 million associated with closing the facility.

In December 2001, we announced plans to reduce U.S. salaried and management employment by 433 people at selected business units during the first half of 2002. These reductions are being made to reduce costs and improve efficiencies in support of our long-term growth and profitability goals. We expect this reduction to be achieved through voluntary early retirements but if the reduction goal is not met, we will use involuntary separations. The charge of $34 million for this program reflects the cost of retirement incentives. We expect lower annual labor costs of approximately $35 million after completion of the employment reduction.

Other charges of $8 million were for write-downs of two manufacturing buildings, one at our Decatur, Illinois, facility and one at our Kiel, Germany, facility.

During 2002, we reduced the Challenger exit cost reserve by $38 million, primarily for cash outlays for research and development expenses and manufacturing equipment in accordance with the contract with AGCO. We reduced the Shrewsbury redundancy reserve by $6 million for separation benefits for 225 employees. As planned, the U.S. employment reduction was achieved entirely through voluntary retirements. As a result, the reserve of $34 million was reclassified to our pension accounts upon completion of the retirement program.

During 2003, the contracts related to the Challenger were terminated. Contract cancellation costs were charged to the reserve, which was reduced to zero. There will be no future cash outlays related to these contracts. Also during 2003, the Shrewsbury exit plan was completed and remaining costs were charged to the reserve, which was also reduced to zero.

Other Charges

(Millions of dollars)	2001 Charge	Asset Impairments	2002 Activity*	12/31/02 Balance	2003 Activity	**12/31/03 Balance**
Challenger:						
Asset impairments	$ 32	$ (32)	$ —	$ —	$ —	**$ —**
Exit costs	49	—	(38)	11	(11)	—
	81	(32)	(38)	11	(11)	—
Shrewsbury:						
Asset impairments	16	(16)	—	—	—	—
Redundancy	10	—	(6)	4	(4)	—
Exit costs	4	—	(2)	2	(2)	—
	30	(16)	(8)	6	(6)	—
U.S. employment reduction	34	—	(34)	—	—	—
Other asset impairments	8	(8)	—	—	—	—
Total	$ 153	$ (56)	$ (80)	$ 17	$ (17)	**$ —**

*All amounts were paid in cash except for the U.S. employment reduction of $34 million which was reclassified to our pension accounts. Please refer to the Benefits Obligation Table in Note 11 on page A-17.

LIQUIDITY & CAPITAL RESOURCES

Sources of funds

The company generates its capital resources primarily through operations. Consolidated operating cash flow was $2.07 billion for 2003, a decrease of $300 million from 2002. This decrease reflects an increase in pension contributions of $523 million ($720 million in 2003 compared with $197 million in 2002) that more than offset increased profits of $301 million. The pension contributions were made with existing cash resources. We anticipate that the majority of future capital resource requirements will be funded by operating cash flow, which is largely sourced from profits. See our "Outlook" on page A-54.

Total debt as of December 31, 2003 was $19.8 billion, an increase of $2.13 billion from year-end 2002. Debt related to Machinery and Engines decreased $254 million. Two $250 million debt retirements were partially offset by increases in capital lease obligations of $73 million and other long-term debt of $63 million. Debt related to Financial Products increased $2.39 billion due to financing a higher amount of assets at Cat Financial. We have two global credit facilities with a syndicate of banks totaling $4,675 million available in the aggregate to both Machinery and Engines and Financial Products to support commercial paper programs. Based on Management's allocation decision, which can be revised at any time during the year, the portion of the facility

available to Cat Financial at December 31, 2003 was $4,075 million. The five-year facility of $2,125 million expires in September 2006. The 364-day facility of $2,550 million expires in September 2004. The facility expiring in September 2004 has a provision which allows Caterpillar or Cat Financial to obtain a one-year loan in September 2004 that would mature in September 2005. Our total credit commitments as of December 31, 2003 were:

| | (Millions of dollars) | | |
	Consolidated	Machinery and Engines	Financial Products
Credit lines available:			
Global credit facility	$4,675	$ 600	$4,075
Other external	1,549	683	866
Total credit lines available	6,224	1,283	4,941
Less: Global credit facility supporting commercial paper	3,957	45	3,912
Less: Utilized credit	255	72	183
Available credit	$2,012	$1,166	$ 846

We also generate funding through the securitization of receivables. In 2003, we generated $1,099 million and $693 million, of capital resources from the securitization of trade and finance receivables, respectively.

We do not generate material funding through structured finance transactions.

Committed funds

The company has committed cash outflow related to long-term debt, operating lease agreements, purchase obligations and other contractual obligations. Minimum payments for these long-term obligations are:

(Millions of dollars)	2004	2005	2006	2007	2008	After 2008	Total
Long-term debt:							
Machinery and Engines	$ 32	$ 62	$ 291	$ 33	$ 20	$ 2,350	$ 2,788
Financial Products	2,949	3,510	4,726	1,064	857	554	13,660
Total long-term debt	2,981	3,572	5,017	1,097	877	2,904	16,448
Capital leases	29	29	29	29	30	983	1,129
Operating leases	194	146	118	71	54	305	888
Postretirement obligations[1]	930	450	460	570	480	2,420	5,310
Purchase obligations:							
Accounts payable[2]	3,100	—	—	—	—	—	3,100
Purchase orders[3]	2,634	—	—	—	—	—	2,634
Other contractual obligations[4]	83	104	106	96	—	468	857
Total purchase obligations	5,817	104	106	96	—	468	6,591
Other long-term liabilities[5]	65	67	27	22	19	32	232
Total contractual obligations	$10,016	$ 4,368	$ 5,757	$ 1,885	$ 1,460	$ 7,112	$30,598

[1] Amounts represent expected contributions to our pension and other postretirement benefit plans through 2013.
[2] Amount represents invoices received and recorded as liabilities in 2003, but scheduled for payment in 2004. These represent short-term obligations made in the ordinary course of business.
[3] Amount represents contractual obligations for material and services on order at December 31, 2003 but not yet delivered. These represent short-term obligations made in the ordinary course of business.
[4] Amounts represent long-term commitments entered into with key suppliers for minimum purchases quantities.
[5] Amounts represent contractual obligations related to software license contracts, IT consulting contracts and outsourcing contracts for benefit plan administration and software system support.

Machinery and Engines

After contributing $720 million to our pension plans, Machinery and Engines operating cash flow was $1.43 billion. The strong cash flow allowed funding for our capital expenditures, increased dividend payments and the share repurchase program while improving the strength of our financial position. Pursuant to the share repurchase program authorized by the Board of Directors in October 2003, $405 million was spent to purchase 5.45 million shares during the fourth quarter. There were 344 million shares outstanding at

the end of 2003. The goal of the share repurchase program, which expires in October 2008, is to reduce the company's outstanding shares to 320 million. In the first quarter, $250 million in long-term debt was retired using available cash resources. In the third quarter, the early retirement of our $250 million 6 percent debentures due in 2007 was made using available cash and low interest commercial paper. Capital expenditures, excluding equipment leased to others, during 2003 were $654 million, a decrease of $39 million from 2002 due to tight controls on spending.

Financial Products

Operating cash flow was $639 million for 2003, compared with $649 million for 2002. The decrease was due to higher working capital requirements, largely offset by increased profit. Cash used to purchase equipment leased to others was $1.07 billion during 2003 compared to $1.04 billion for 2002. In addition, net cash used for finance receivables was $1.50 billion for 2003, compared to $1.16 billion for 2002.

Financial Products total borrowings were $16.34 billion at December 31, 2003, an increase of $2.39 billion from December 31, 2002, and primarily comprised $11.72 billion of medium-term notes, $3.91 billion of commercial paper, $415 million of money market funds, $183 million of short-term notes payable to banks, $110 million of long-term notes payable to banks and $7 million of loans from a company-owned partnership. Debt repayment in Financial Products depends primarily on timely repayment and collectibility of the receivables portfolio. At December 31, 2003, finance receivables past due over 30 days were 2.5%, compared with 3.5% at December 31, 2002. The allowance for credit losses was 1.49% of finance receivables, net of unearned income, at December 31, 2003, compared to 1.47% at December 31, 2002. Receivables written off due to uncollectibility in 2003, net of recoveries on receivables previously written off, were $82 million.

Financial Products was in compliance with all debt covenants at December 31, 2003.

Dividends paid per common share

Quarter	2003	2002	2001
First	$ .350	$ .350	$ .340
Second	.350	.350	.340
Third	.350	.350	.350
Fourth	.370	.350	.350
	$1.420	$1.400	$1.380

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts. The more significant estimates include: residual values for leased assets, fair market values for goodwill impairment tests, and reserves for warranty, product liability and insurance losses, postretirement benefits, post-sale discounts, credit losses and income taxes. Following are the methods and assumptions used in determining our estimates and an indication of the risks inherent in each.

Residual values for leased assets — Determined based on the product, specifications, application and hours of usage. Each product has its own model for evaluation that includes market value cycles and forecasts. Consideration is also given to the amount of assets that will be returned from lease during a given time frame. Residual values could decline due to economic factors, obsolescence or other adverse circumstances.

Fair market values for goodwill impairment tests — Determined for each reporting unit by discounting projected cash flow for five years and adding a year-five residual value based upon a market Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) multiple. The estimated fair value could be impacted by changes in interest rates, growth rates, costs, capital expenditures and market conditions.

Warranty reserve — Determined by applying historical claim rate experience to the current field population and dealer inventory. Generally, historical claim rates are developed using a 12-month rolling average of actual warranty expense. These rates are applied to the field population and dealer inventory to determine the reserve. Warranty payments may differ from those estimated if actual claim rates are higher or lower than our historical rates.

Product liability and insurance loss reserve — Determined based upon reported claims in process of settlement and actuarial estimates for losses incurred but not reported. Loss reserves, including incurred but not reported reserves, are based on estimates and ultimate settlements may vary significantly from such estimates due to increased claims frequency or severity over historical levels.

Postretirement benefits — Primary actuarial assumptions are determined as follows: (See Tables on pages A-49 to A-50 for Sensitivity information for these assumptions.)

- The U.S. expected long-term rate of return on plan assets is based on our estimate of long-term passive returns for equities and fixed income securities weighted by the allocation of our plan assets. Based on historical performance, we increase the passive returns due to our active management of the plan assets. A similar process is used to determine the rate for our non-U.S. pension plans. This rate is impacted by changes in general market conditions, but because it represents a long-term rate, it is not significantly impacted by short-term market swings. Changes in our allocation of plan assets would also impact this rate. For example, a shift to more fixed income securities would lower the rate. A decrease in the rate would increase our expense.

- The assumed discount rate is used to discount future benefit obligations back to today's dollars. The U.S. discount rate is based on the Moody's Aa bond yield as of our measurement date, November 30. A similar process is used to determine the assumed discount rate for our non-U.S. plans. This rate is sensitive to changes in interest rates. A decrease in the discount rate would increase our obligation and expense.

- The expected rate of compensation increase is used to develop benefit obligations using projected pay at retirement. It represents average long-term salary increases. This rate is influenced by our long-term compensation policies. An increase in the rate would increase our obligation and expense.

- The assumed health care trend rate represents the rate at which health care costs are assumed to increase and is based on historical and expected experience. Changes in our projections of future health care costs due to general economic conditions and those specific to health care (e.g. technology driven cost changes) will impact this trend rate. An increase in the trend rate would increase our obligation and expense.

Post-sale discount reserve — The company extends numerous merchandising programs that provide discounts to dealers as products are sold to end users. The reserve is determined based on historical data adjusted for known changes in merchandising programs. Discounts paid may differ from those estimated if actual program usage is higher or lower than our historical or expected rates.

Credit loss reserve — The allowance for credit losses is evaluated on a regular basis and adjusted based upon management's best estimate of probable losses inherent in our finance receivables. In estimating probable losses, we review accounts that are past due, non-performing, or in bankruptcy. We also review accounts that may be at risk using information available about the customer, such as financial statements, news reports, and published credit ratings. We also use general information regarding industry trends and the general economic environment. Using an estimate of current fair market value of collateral and factoring in credit enhancements, such as additional collateral and third party guarantees, we arrive at an estimated loss for specific accounts and estimate an additional amount for the remainder of the finance receivables based upon historical trends. Adverse economic conditions or other factors that might cause deterioration of the financial health of our customers could change the timing and level of payments received and thus necessitate a change in our estimated losses.

Income tax reserve — Despite our belief that our tax return positions are consistent with applicable tax laws, we believe that certain positions are likely to be challenged by taxing authorities. Settlement of any challenge can result in no change, a complete disallowance, or some partial adjustment reached through negotiations or litigation. Significant judgment is required in evaluating our tax reserves. Our reserves are adjusted in light of changing facts and circumstances, such as the progress of our tax audits. Our income tax expense includes the impact of reserve provisions and changes to reserves that we consider appropriate, as well as related interest. Unfavorable settlement of any particular issue would require use of our cash. Favorable resolution would be recognized as a reduction to income tax expense at the time of resolution.

We have incorporated many years of data into the determination of each of these estimates and we have not historically experienced significant adjustments.

EMPLOYMENT

At December 31, 2003, Caterpillar's worldwide employment was 69,169 compared with 68,990 one year ago. Excluding the impact of acquiring a controlling interest in Hindustan Powerplus Ltd. and increases to support our growing Caterpillar Logistics operations — which combined added approximately 1,100 employees — employment was down about 900.

Full-Time Employees at Year End

	2003	2002	2001
Inside U.S.	**35,260**	36,463	38,664
Outside U.S.	**33,909**	32,527	33,340
Total...........................	**69,169**	68,990	72,004
By Region:			
North America.................	**35,486**	36,667	38,879
EAME.........................	**20,547**	21,302	22,246
Latin America	**8,533**	7,143	7,012
Asia/Pacific...................	**4,603**	3,878	3,867
Total	**69,169**	68,990	72,004

OTHER MATTERS

ENVIRONMENTAL AND LEGAL MATTERS

The company is regulated by federal, state and international environmental laws governing our use of substances and control of emissions in all our operations. Compliance with these existing laws has not had a material impact on our capital expenditures, earnings or competitive position.

We are cleaning up hazardous waste at a number of locations, often with other companies, pursuant to federal and state laws. When it is likely we will pay clean-up costs at a site and those costs can be estimated, the costs are charged against our earnings. In making that estimate, we do not consider amounts expected to be recovered from insurance companies and others.

The amount recorded for environmental cleanup is not material and is included under "Accrued expenses" in Statement 3. If a range of liability estimates is available on a particular site, we accrue the lower end of that range.

We cannot estimate costs on sites in the very early stages of cleanup. Currently, we have five sites in the very early stages of cleanup, and there is no more than a remote chance that a material amount for cleanup will be required.

Pursuant to a consent decree Caterpillar entered with the United States Environmental Protection Agency (EPA), the company was required to meet certain emission standards by October 2002. The decree provides that if engine manufacturers were unable to meet the standards at that time, they would be required to pay a non-conformance penalty (NCP) on each engine sold that did not meet the standard. The amount of the NCP would be based on how close to meeting the standard the engine came — the more out of compliance the higher the penalty. The company began shipping lower emission engines in October 2002 as a bridge until fully compliant Advanced Combustion Emission Reduction Technology (ACERT) engines were introduced in 2003.

The consent decree also provided the ability to "bank" emissions credits prior to October 2002 that could be used to offset non-conforming engines produced after December 31, 2002. That is, if a company was able to produce and sell engines that were below the applicable standard prior to October 2002, then the company could apply the emission credits created by those engines to engines produced after December 31, 2002 that did not meet the consent decree standard. For example, an engine produced and sold prior to October 2002 that produced 3.5 grams of NO_x as compared to a 4.0 gram standard would create an emissions credit. This credit would be "banked" to be used to offset the NO_x deficiency of an engine produced after December 31, 2002 that did not meet the consent decree standard. Given this scenario, a company could produce and sell a 3.0 gram engine in 2003 without paying an NCP even though the engine exceeds the 2.5 gram standard. Caterpillar had a legal right, as described in the consent decree, to use its banked credits as offsets against NCPs for non-compliant engines produced after December 31, 2002. The EPA has approved the process by which the credits are calculated.

In a final report to the EPA filed during the third quarter of 2003, we identified 70,018 medium heavy-duty engines produced and sold prior to October 2002 that yielded emissions below the applicable standard for that period, resulting in 20,868 Mg of medium heavy-duty banked credits. This is 381 engines and 120 Mg less

than had been identified at the end of 2002. The number of engines generating emissions credits in our final report to the EPA was lowered for a variety of reasons including a more detailed analysis of engines actually produced that were eligible to generate credits and the identification of engines shipped to customers outside the United States which were not eligible to generate emissions credits. During 2003, banked credits offset the NCPs on all but approximately 600 of the approximately 31,000 non-conforming medium heavy-duty engines we produced. We paid NCPs of $2,485 per engine, or $1.5 million, on the 600 medium heavy-duty engines produced in 2003 in excess of those for which we could use banked credits. We also identified 731 heavy-duty engines built prior to October 1, 2002, that generated banked credits totaling 969 Mg. This is 227 engines and 261 Mg less than had been identified at the end of 2002; the reasons for the reduction are similar to those resulting in the adjustments to medium heavy-duty engines and credits. Banked credits offset the NCPs on approximately 2,000 of the 45,000 non-conforming heavy-duty engines we built during 2003. We paid NCP's of approximately $3,555 per engine, or $153 million on the remaining 43,000 heavy-duty engines produced in 2003 in excess of those for which we could use banked credits.

We began production of medium heavy-duty ACERT engines that were fully-compliant with the EPA emissions standards in early 2003, and in mid-2003 began producing fully-compliant heavy-duty ACERT engines. During 2003, Caterpillar received certification from the EPA for its C7 and C9 medium heavy-duty ACERT engines and its C11, C13 and C15 heavy-duty ACERT engines. By the end of 2003 Caterpillar was producing all of these engine models, and as a result, does not expect to pay NCPs on engines built during 2004.

The certification process is described in the consent decree and the regulations, and includes the following:

- The durability of the engine is established through testing to determine if the engine emissions change with time. An emissions deterioration factor is determined that represents the amount of emission deterioration that would be expected over the useful life of the engine.
- An emission data engine is tested according to the regulations. Emission levels are determined on various steady state and transient tests.
- The results from the emissions tests are submitted to the EPA in a certification application as proof that the engine meets the requirements along with additional information and a request that a certificate be granted.
- The EPA reviews the application and if all the regulatory requirements are met, a certificate is issued.
- If the engine exceeds the standard, the EPA issues a certificate for either a banked or an NCP engine. The NCP engine certificate requires Production Compliance Auditing (PCA) testing.

After receipt of the EPA certificate, manufacturing and shipment of the certified engines can begin. Each engine is labeled to indicate that it is certified.

Our expense for NCPs was $40 million in 2002 and $153 million in 2003. NCP expense recorded in 2002 was based on our engineering estimates at that time of the expected results of EPA emissions testing that began and was completed in 2003. NCP expense recorded in 2003 reflects the results of the completed tests, including a reduction of approximately 3 percent to the NCP expense recorded for 2002. During the fourth quarter of 2003, we re-tested one configuration of our heavy-duty bridge engine models, averaging the results with an earlier test. Our 2003 NCP expense includes a $10 million fourth-quarter benefit from the re-test related to all bridge engines of that configuration produced since October 2002, including $1.3 million for engines produced in the fourth quarter of 2002 and $7.4 million for engines produced during the first three quarters of 2003. For 2002, we paid NCPs on approximately 6,200 heavy-duty units and 7,200 medium heavy-duty units, and for 2003 we paid NCPs on approximately 43,000 heavy-duty units and 600 medium heavy-duty units.

Aside from $142 million in customary research and development expenses, emissions standard changes negatively impacted our 2002 financial results by $24 million ($17 million after tax) as NCPs ($40 million pre-tax), product cost increases and ramp-up production costs ($4 million pre-tax) were partially offset by price increases for these engines ($20 million pre-tax). NCPs were deposited in an escrow account prior to completion of emissions testing for each engine model throughout 2003, and were paid to the EPA, either from the escrow account or directly, after completion of testing of a particular model. On January 30, 2004, Caterpillar paid NCPs to the EPA for engines built during the fourth quarter of 2003, ending its payments to the EPA for NCPs for engines built during 2002 and 2003. NCP expense for 2003 reflects this payment.

The following table reflects the 2002 impact of the emission standard changes:

(Millions of dollars)	2002
Price (Engines sold × bridge price increase)	$ 20
Incremental costs (Cost of additional materials and production costs)	(4)
NCPs (Engines sold × projected NCP per engine)	(40)
Net effect pre-tax	$ (24)
Tax	7
Net effect after tax	$(17)

Aside from $115 million in customary research and development expenses, emissions standard changes negatively impacted our 2003 financial results by $46 million ($34 million after-tax). The net unfavorable impact of emission standard changes was greater in 2003 than in 2002 as significantly higher NCPs (approximately $153 million pre-tax), product cost increases and ramp-up production costs (approximately $84 million pre-tax), were partially offset by price increases for bridge and ACERT engines (approximately $191 million pre-tax). The following table reflects the 2003 impact of the emission standard changes:

(Millions of dollars)	2003
Price (Engines sold × bridge or ACERT price increase)	$191
Incremental costs (Cost of additional materials and production costs)	(84)
NCPs (Engines sold × NCP per engine — banked credits)	(153)
Net effect pre-tax	$(46)
Tax	12
Net effect after tax	$(34)

In addition to the above, the consent decree required Caterpillar to pay a fine of $25 million, which was expensed in 1998 and to make investments totaling $35 million in environmental-related

products by July 7, 2007. Total qualifying investments to date for these projects is $29 million, of which $10 million was made in 2002 and $19 million in 2003. A future benefit is expected to be realized from these environmental projects related to Caterpillar's ability to capitalize on the technologies it developed in complying with its environmental project obligations. In short, Caterpillar expects to receive a positive net return on the environmental projects by being able to market the technology it developed.

NCPs were approximately $3,500 per heavy-duty engine subject to NCPs, based on the results of the completed EPA testing. Our net price increase for heavy-duty bridge engines was successfully implemented on October 1, 2002; this increase was competitive with price increases implemented by other engine manufacturers on that date. With the introduction of ACERT engines in 2003, we implemented an additional price increase to truck manufacturers that purchase our heavy-duty engines, and on January 1, 2004, we implemented a price increase for medium heavy-duty ACERT engines. These increases are based on the additional value that we expect truck owners to receive from ACERT engines compared to engines of our competitors as a result of better fuel economy, less maintenance and greater durability. The ultimate net price increase we are able to achieve for our ACERT engines in the future is dependent upon marketplace acceptance of these engines versus competitive alternatives.

On January 16, 2002, Caterpillar commenced an action in the Circuit Court of the Tenth Judicial Circuit of Illinois in Peoria, Illinois, against Navistar International Transportation Corporation and International Truck and Engine Corporation (collectively Navistar). The lawsuit arises out of a long-term purchase contract between Caterpillar and Navistar effective May 31, 1988, as amended from time to time (the Purchase Agreement). The pending complaint alleges that Navistar breached its contractual obligations by: (i) paying Caterpillar $8.08 less per fuel injector than the agreed upon price for new unit injectors delivered by Caterpillar; (ii) refusing to pay contractually agreed upon surcharges owed as a result of Navistar ordering less than planned volumes of replacement unit injectors; and (iii) refusing to pay contractually agreed upon interest stemming from Navistar's late payments. At December 31, 2003, the past due receivable from Navistar regarding the foregoing was $132 million. The pending complaint also has claims alleging that Franklin Power Products, Inc., Newstream Enterprises, and Navistar, collectively and individually, failed to pay the applicable price for shipments of unit injectors to Franklin and Newstream. At December 31, 2003, the past due receivables for the foregoing totaled $12 million. The pending complaint further alleges that Sturman Industries, Inc., and Sturman Engine Systems, Inc., colluded with Navistar to utilize technology that Sturman Industries, Inc., misappropriated from Caterpillar to help Navistar develop its G2 fuel system, and tortiously interfered with the Purchase Agreement and Caterpillar's prospective economic relationship with Navistar. The pending complaint further alleges that the two parties' collusion led Navistar to select Sturman Engine Systems, Inc., and another company, instead of Caterpillar, to develop and manufacture the G2 fuel system.

On May 7, 2002, International Truck and Engine Corporation (International) commenced an action against Caterpillar in the Circuit Court of DuPage County, Illinois, that alleges Caterpillar breached various aspects of a long-term agreement term sheet.

In its fourth amended complaint, International seeks a declaration from the court that the term sheet constitutes a legally binding contract for the sale of heavy-duty engines at specified prices through the end of 2006, alleges that Caterpillar breached the term sheet by raising certain prices effective October 1, 2002, and also alleges that Caterpillar breached an obligation to negotiate a comprehensive long-term agreement referenced in the term sheet. International further claims that Caterpillar improperly restricted the supply of heavy-duty engines to International from June through September 2002, and claims that Caterpillar made certain fraudulent misrepresentations with respect to the availability of engines during this time period. International seeks damages "in an amount to be determined at trial" and injunctive relief. Caterpillar filed an answer denying International's claims and has filed a counterclaim seeking a declaration that the term sheet has been effectively terminated. Caterpillar denies International's claims and will vigorously contest them. On September 24, 2003, the Appellate Court of Illinois, ruling on an interlocutory appeal, issued an order consistent with Caterpillar's position that, even if the court subsequently determines that the term sheet is a binding contract, it is indefinite in duration and was therefore terminable at will by Caterpillar after a reasonable period. Caterpillar anticipates that a trial currently scheduled for the third quarter of 2004 will address all remaining issues in this matter. This matter is not related to the breach of contract action brought by Caterpillar against Navistar currently pending in the Circuit Court of Peoria County, Illinois.

On August 30, 2002, a World Trade Organization (WTO) arbitration panel determined that the European Union (EU) may impose up to $4.04 billion per year in retaliatory tariffs if the U.S. tax code is not brought into compliance with an August 2001 WTO decision that found the extraterritorial tax (ETI) provisions of the FSC Repeal and Extraterritorial Income Exclusion Act of 2000 constitute an export subsidy prohibited by the WTO Agreement on Subsidies and Countervailing Measures. Since August 2002, the EU has developed a list of U.S. origin products on which the EU could impose tariffs as high as 100 percent of the value of the product. Negotiations among EU Member States, the European Commission and the private sector over which products would be listed were intense. The EU finalized the list in December 2003 and stated that in March 2004 it will begin imposing retaliatory tariffs of 5 percent on certain U.S. origin goods. If imposed, the tariffs would increase 1 percentage point per month to a maximum of 17 percent after one year. The gradual increase in tariffs is designed to place increasing pressure on the U.S. government to bring its tax laws into compliance with its WTO obligations. Given the makeup of the final retaliation list, some Caterpillar parts and components will be subjected to these additional tariffs. Based on what we know today, we do not believe these tariffs will materially impact our financial results. The company has production facilities in the EU, Russia, Asia and South America that would not be affected by a retaliatory tariff aimed at U.S. origin products. When the EU implements its proposed tariffs, increased pressure will be placed on Congress to repeal ETI, possibly during the current session. It is not possible to predict how the U.S. legislative process will affect the company's 2004 income tax liability, but based on what we know today, we do not believe the impact, if any, will be material.

POSTRETIREMENT BENEFITS

In 2003 we recognized a net pension expense of $126 million compared with a benefit of $73 million in 2002. The increase in expense was primarily a result of the impact of lower plan assets due to previous poor performance of the equity market, lower long-term return assumptions on pension plan assets and a lower assumed discount rate. SFAS 87, "Employers' Accounting for Pensions" requires companies to use an expected long-term rate of return for computing current year pension expense. Differences between the actual and expected returns are amortized into future earnings as actuarial gains and losses. At the end of 2003, unrecognized actuarial losses of $3.20 billion primarily reflect a declining discount rate and lower than expected returns on our pension plan assets.

Other postretirement benefit expense was $269 million in 2003, up $29 million from 2002. The increase in expense is the result of inflation on health care costs, a lower long-term return assumption on plan assets and a lower assumed discount rate. The increase in expense was partially offset by changes to our U.S. benefit plans implemented during the second quarter of 2002 (full year of benefit recognition in 2003 versus eight months in 2002). The plan changes included an increase in retiree cost sharing of health care benefits, elimination of company payments for Medicare part B premiums and significant reductions in retiree life insurance. In total, these changes lowered our existing benefit obligation by approximately $475 million, which will be amortized into earnings over seven years (the average remaining service period of employees affected by the plan changes) or $68 million per year. In addition to this amortization, our ongoing annual expense will decrease approximately $45 million from the plan changes. A benefit of $112 million reflecting the full year impact of the plan changes was recognized in 2003 versus a benefit of $75 million in 2002. Unrecognized actuarial losses for other postretirement plans were $1.38 billion at the end of 2003. These losses reflect a declining discount rate, higher than expected benefit costs, lower than expected plan asset returns and an increase in expected health care inflation.

The unrecognized actuarial losses for both pensions and other postretirement benefits will be impacted in future periods by actual asset returns, actual health care inflation, discount rate changes and other factors that impact these expenses. If actual experience is as assumed, we will be required to recognize significant actuarial losses in future periods as a result of declining interest rates, previous equity market performance and health care inflation. These losses will be amortized on a straight-line basis over the remaining service period of active employees expected to receive benefits under the benefit plans.

SFAS 87 requires the recognition of an Additional Minimum Liability if the market value of plan assets is less than the accumulated benefit obligation as of the measurement date. Based on these values, the company increased the Additional Minimum Liability by $206 million in the fourth quarter of 2003. This resulted in a decrease in Accumulated Other Comprehensive Income (a component of Shareholder's Equity on the Statement of Financial Position) of $163 million after tax. During 2003, the company made cash contributions of $644 million to its U.S. defined benefit pension plans, which make up approximately 85 percent of the company's total pension liability. The company continues to have adequate liquidity resources to fund plans, as it deems necessary. Future changes to the Additional Minimum Liability will be dependent on several factors including actual returns on our pension plan assets, company contributions, benefit plan changes and our assumed discount rate.

Although we have no ERISA funding requirements in 2004, we currently expect to make about $500 million of voluntary contributions to fund our U.S. pension plans. We also currently expect to make $90 million of contributions to certain non-U.S. pension plans during 2004. We have adequate liquidity resources to fund both U.S. and non-U.S. plans.

Actuarial assumptions have a significant impact on both pension and other postretirement benefit expenses. The effects of a one-percentage point change in our primary actuarial assumptions on 2003 benefit costs and year-end obligations is included in the table below.

Postretirement Benefit Plan Actuarial Assumptions Sensitivity

Following are the effects of a one percentage-point change in our primary pension and other postretirement benefit actuarial assumptions (included in the following table) on 2003 pension and other postretirement benefits costs and obligations:

	2003 Benefit Cost		Year-end Benefit Obligation	
(Millions of dollars)	One percentage-point increase	One percentage-point decrease	One percentage-point increase	One percentage-point decrease
Pension benefits:				
Assumed discount rate	$ (53)	$ 88	$(1,207)	$1,388
Expected rate of compensation increase	41	(37)	219	(211)
Expected long-term rate of return on plan assets	(86)	86	—	—
Other postretirement benefits:				
Assumed discount rate	(17)	39	(429)	471
Expected rate of compensation increase	1	(1)	3	(3)
Expected long-term rate of return on plan assets	(10)	10	—	—
Assumed health care cost trend rate	45	(36)	242	(217)

Primary Actuarial Assumptions

	U.S. Pension Benefits			Non-U.S. Pension Benefits			Other Postretirement Benefits		
	2003	2002	2001	**2003**	2002	2001	**2003**	2002	2001
Weighted-average assumptions used to determine benefit obligations, end of year:									
Discount rate	**6.2%**	7.0%	7.3%	**5.1%**	5.4%	5.7%	**6.1%**	7.0%	7.2%
Rate of compensation increase	**4.0%**	4.0%	4.0%	**3.2%**	3.3%	3.3%	**4.0%**	4.0%	4.0%
Weighted-average assumptions used to determine net cost:									
Discount rate	**7.0%**	7.3%	7.8%	**5.4%**	5.7%	5.9%	**7.0%**	7.2%	7.8%
Expected return on plan assets	**9.0%**	9.8%	10.0%	**7.1%**	7.6%	7.6%	**9.0%**	9.8%	10.0%
Rate of compensation increase	**4.0%**	4.0%	4.0%	**3.3%**	3.3%	3.7%	**4.0%**	4.0%	4.0%
Health care cost trend rates at year end:									
Health care trend rate assumed for next year							**8.5%**	9.0%	11.0%
Rate that the cost trend rate gradually declines to							**4.5%**	4.5%	4.5%
Year that the cost trend rate reaches ultimate rate							**2009**	2009	2009

SENSITIVITY

Foreign Exchange Rate Sensitivity

Based on the anticipated and firmly committed cash inflow and outflow for our Machinery and Engines operations for the next 12 months and the foreign currency derivative instruments in place at year end, a hypothetical 10 percent weakening of the U.S. dollar relative to all other currencies would adversely affect our expected 2004 cash flow for our Machinery and Engines operations by $9 million. Last year, similar assumptions and calculations yielded a potential $39 million adverse impact on 2003 cash flow. We determine our net exposures by calculating the difference in cash inflow and outflow by currency and adding or subtracting outstanding foreign currency derivative instruments. We multiply these net amounts by 10 percent to determine the sensitivity.

Since our policy for Financial Products operations is to hedge the foreign exchange risk when the currency of our debt portfolio does not match the currency of our receivable portfolio, a 10 percent change in the value of the U.S. dollar relative to all other currencies would not have a material effect on our consolidated financial position, results of operations or cash flow. Neither our policy nor the effect of a 10 percent change in the value of the U.S. dollar has changed from that reported at the end of last year.

The effect of the hypothetical change in exchange rates ignores the effect this movement may have on other variables, including competitive risk. If it were possible to quantify this competitive impact, the results would probably be different from the sensitivity effects shown above. In addition, it is unlikely that all currencies would uniformly strengthen or weaken relative to the U.S. dollar. In reality, some currencies may weaken while others may strengthen.

Interest Rate Sensitivity

For our Machinery and Engines operations, we have the option to use interest rate swaps to lower the cost of borrowed funds by attaching fixed-to-floating interest rate swaps to fixed-rate debt.

However, we currently do not have any interest rate swaps. A hypothetical 100 basis point adverse move (increase) in interest rates along the entire interest rate yield curve would adversely affect 2004 pretax earnings of Machinery and Engines by $4 million. Last year, similar assumptions and calculations yielded a potential $2 million adverse impact on 2003 pretax earnings. This effect is caused by the interest rate fluctuations on our short-term debt.

For our Financial Products operations, we use interest rate derivative instruments primarily to meet our match funding objectives and strategies. A hypothetical 100 basis point adverse move (increase) in interest rates along the entire interest rate yield curve would adversely affect the 2004 pretax earnings of Financial Products by $18 million. Last year, similar assumptions and calculations yielded a potential $15 million adverse impact on 2003 pretax earnings. To estimate the impact of interest rate sensitivity on our income, we compute the difference in baseline and sensitized interest expense over the next 12 months. We determine the baseline interest expense by applying a market interest rate to the unmatched portion of our debt portfolio. The unmatched portion of our debt is an estimate of fixed-rate assets funded by floating-rate liabilities. We incorporate the effects of interest rate swap agreements in the estimate of our unmatched debt. We determine the sensitized interest expense by adding 100 basis points to the market interest rate applied to baseline interest expense and apply this rate to the unmatched debt. Our analysis assumes no new fixed-rate assets were extended and no further action was taken to alter our current interest rate sensitivity.

The effect of the hypothetical change in interest rates ignores the effect this movement may have on other variables including changes in actual sales volumes that could be indirectly attributed to changes in interest rates. The actions that management would take in response to such a change are also ignored. If it were possible to quantify this impact, the results could be different than the sensitivity effects shown above.

SUPPLEMENTAL CONSOLIDATING DATA

We are providing supplemental consolidating data for the purpose of additional analysis. The data has been grouped as follows:

Consolidated — Caterpillar Inc. and its subsidiaries.

Machinery and Engines — The Machinery and Engines data contained in the schedules on pages A-51 to A-53 are "non-GAAP financial measures" as defined by the Securities and Exchange Commission in Regulation G. These non-GAAP financial measures have no standardized meaning prescribed by U.S. GAAP, and therefore, are unlikely to be comparable with the calculation of similar measures for other companies. Management does not intend these items to be considered in isolation or as a substitute for the related GAAP measures. Caterpillar defines Machinery and Engines as it is presented in the supplemental data as Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis. Machinery and Engines information relates to our design, manufacturing, marketing and parts distribution operations. Financial Products information relates to the financing to customers and dealers for the purchase and lease of Caterpillar and other equipment. The nature of these businesses is different especially with regard to the financial position and cash flow items. Caterpillar management utilizes this presentation internally to highlight these differences. We also believe this presentation will assist readers in understanding our business.

Financial Products — our finance and insurance subsidiaries, primarily Cat Financial and Cat Insurance.

Consolidating Adjustments — eliminations of transactions between Machinery and Engines and Financial Products.

Pages A-51 to A-53 reconcile Machinery and Engines with Financial Products on the Equity Basis to Caterpillar Inc. Consolidated financial information.

Supplemental Data for Results of Operations
For The Years Ended December 31
(Millions of dollars)

				Supplemental consolidating data								
	Consolidated			Machinery and Engines[1]			Financial Products			Consolidating Adjustments		
	2003	2002	2001	**2003**	2002	2001	**2003**	2002	2001	**2003**	2002	2001
Sales and revenues:												
Sales of Machinery and Engines...........	**$ 21,048**	$18,648	$19,027	**$ 21,048**	$18,648	$19,027	$ —	$ —	$ —	$ —	$ —	$ —
Revenues of Financial Products	**1,715**	1,504	1,423	**—**	—	—	**1,895**	1,678	1,645	**(180)**[2]	(174)[2]	(222)[2]
Total sales and revenues.............	**22,763**	20,152	20,450	**21,048**	18,648	19,027	**1,895**	1,678	1,645	**(180)**	(174)	(222)
Operating costs:												
Cost of goods sold	**16,945**	15,146	15,179	**16,945**	15,146	15,179	**—**	—	—	**—**	—	—
Selling, general and administrative expenses	**2,470**	2,094	2,140	**2,009**	1,739	1,802	**538**	430	389	**(77)**[3]	(75)[3]	(51)[3]
Research and development expenses	**669**	656	696	**669**	656	696	**—**	—	—	**—**	—	—
Interest expense of Financial Products	**470**	521	657	**—**	—	—	**482**	538	685	**(12)**[4]	(17)[4]	(28)[4]
Other operating expenses	**521**	411	467	**(9)**	(15)	143	**530**	426	324	**—**	—	—
Total operating costs	**21,075**	18,828	19,139	**19,614**	17,526	17,820	**1,550**	1,394	1,398	**(89)**	(92)	(79)
Operating profit............................	**1,688**	1,324	1,311	**1,434**	1,122	1,207	**345**	284	247	**(91)**	(82)	(143)
Interest expense excluding Financial Products.....................	**246**	279	285	**259**	279	285	**—**	—	—	**(13)**	—	—
Other income (expense)...................	**35**	69	143	**(69)**	(16)	(98)	**26**	3	98	**78**[5]	82[5]	143[5]
Consolidated profit before taxes..........	**1,477**	1,114	1,169	**1,106**	827	824	**371**	287	345	**—**	—	—
Provision for income taxes................	**398**	312	367	**286**	204	239	**112**	108	128	**—**	—	—
Profit of consolidated companies..........	**1,079**	802	802	**820**	623	585	**259**	179	217	**—**	—	—
Equity in profit (loss) of unconsolidated affiliated companies	**20**	(4)	3	**16**	(12)	(4)	**4**	8	7	**—**	—	—
Equity in profit of Financial Products' subsidiaries............................	**—**	—	—	**263**	187	224	**—**	—	—	**(263)**[6]	(187)[6]	(224)[6]
Profit	**$ 1,099**	$ 798	$ 805	**$ 1,099**	$ 798	$ 805	**$ 263**	$ 187	$ 224	**$ (263)**	$ (187)	$ (224)

[1] Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.

[2] Elimination of Financial Products revenues earned from Machinery and Engines.

[3] Elimination of expenses recorded by Machinery and Engines paid to Financial Products.

[4] Elimination of interest expense recorded between Financial Products and Machinery and Engines.

[5] Elimination of discount recorded by Machinery and Engines on receivables sold to Financial Products and of interest earned by Machinery and Engines from Financial Products.

[6] Elimination of Financial Products profit for the period reported by Machinery and Engines on the equity basis.

Supplemental Data for Financial Position
At December 31
(Millions of dollars)

	Consolidated		Supplemental consolidating data					
			Machinery and Engines[1]		Financial Products		Consolidating Adjustments	
	2003	2002	**2003**	2002	**2003**	2002	**2003**	2002
Assets								
Current assets:								
Cash and short-term investments	$ **342**	$ 309	$ **220**	$ 146	$ **122**	$ 163	$ **—**	$ —
Receivables — trade and other	**3,666**	2,838	**2,993**	2,712	**1,642**	1,386	**(969)**[2]	(1,260)[2]
Receivables — finance	**7,605**	6,748	**—**	—	**7,605**	6,748	**—**	—
Deferred and refundable income taxes	**707**	781	**645**	718	**62**	63	**—**	—
Prepaid expenses	**1,424**	1,224	**1,403**	1,252	**27**	7	**(6)**[3]	(35)[3]
Inventories	**3,047**	2,763	**3,047**	2,763	**—**	—	**—**	—
Total current assets	**16,791**	14,663	**8,308**	7,591	**9,458**	8,367	**(975)**	(1,295)
Property, plant and equipment — net	**7,290**	7,046	**4,682**	4,848	**2,608**	2,198	**—**	—
Long-term receivables — trade and other	**82**	66	**81**	66	**1**	—	**—**	—
Long-term receivables — finance	**7,822**	6,714	**—**	—	**7,822**	6,714	**—**	—
Investments in unconsolidated affiliated companies	**800**	747	**426**	398	**374**	349	**—**	—
Investments in Financial Products subsidiaries	**—**	—	**2,547**	1,961	**—**	—	**(2,547)**[4]	(1,961)[4]
Deferred income taxes	**616**	711	**819**	832	**19**	12	**(222)**[5]	(133)[5]
Intangible assets	**239**	281	**230**	277	**9**	4	**—**	—
Goodwill	**1,398**	1,402	**1,398**	1,402	**—**	—	**—**	—
Other assets	**1,427**	1,117	**719**	614	**708**	503	**—**	—
Total assets	$ **36,465**	$32,747	$ **19,210**	$17,989	$ **20,999**	$18,147	$ **(3,744)**	$ (3,389)
Liabilities								
Current liabilities:								
Short-term borrowings	$ **2,757**	$ 2,175	$ **72**	$ 64	$ **3,160**	$ 2,906	$ **(475)**[6]	$ (795)[6]
Accounts payable	**3,100**	2,269	**3,078**	2,334	**243**	151	**(221)**[7]	(216)[7]
Accrued expenses	**1,638**	1,620	**857**	840	**802**	806	**(21)**[8]	(26)[8]
Accrued wages, salaries and employee benefits	**1,802**	1,779	**1,788**	1,762	**14**	17	**—**	—
Dividends payable	**127**	120	**127**	120	**—**	—	**—**	—
Deferred and current income taxes payable	**216**	70	**166**	35	**50**	35	**—**	—
Deferred liability	**—**	—	**—**	—	**259**	259	**(259)**[9]	(259)[9]
Long-term debt due within one year	**2,981**	3,912	**32**	258	**2,949**	3,654	**—**	—
Total current liabilities	**12,621**	11,945	**6,120**	5,413	**7,477**	7,828	**(976)**	(1,296)
Long-term debt due after one year	**14,078**	11,596	**3,367**	3,403	**10,711**	8,193	**—**	—
Liability for postemployment benefits	**3,172**	3,333	**3,172**	3,333	**—**	—	**—**	—
Deferred income taxes and other liabilities	**516**	401	**473**	368	**264**	165	**(221)**[5]	(132)[5]
Total liabilities	**30,387**	27,275	**13,132**	12,517	**18,452**	16,186	**(1,197)**	(1,428)
Contingencies								
Stockholders' equity								
Common stock	**1,059**	1,034	**1,059**	1,034	**890**	837	**(890)**[4]	(837)[4]
Treasury stock	**(2,914)**	(2,669)	**(2,914)**	(2,669)	**—**	—	**—**	—
Profit employed in the business	**8,450**	7,849	**8,450**	7,849	**1,495**	1,232	**(1,495)**[4]	(1,232)[4]
Accumulated other comprehensive income	**(517)**	(742)	**(517)**	(742)	**162**	(108)	**(162)**[4]	108[4]
Total stockholders' equity	**6,078**	5,472	**6,078**	5,472	**2,547**	1,961	**(2,547)**	(1,961)
Total liabilities and stockholders' equity	$ **36,465**	$32,747	$ **19,210**	$17,989	$ **20,999**	$18,147	$ **(3,744)**	$(3,389)

[1] Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.

[2] Elimination of receivables between Machinery and Engines and Financial Products.

[3] Elimination of Machinery and Engines insurance premiums which are prepaid to Financial Products.

[4] Elimination of Financial Products equity which is accounted for by Machinery and Engines on the equity basis.

[5] Reclassification of Financial Products deferred tax liability to a deferred tax asset on a consolidated basis.

[6] Elimination of Financial Products short-term borrowings from Machinery and Engines.

[7] Elimination of payables between Machinery and Engines and Financial Products.

[8] Elimination of prepaid insurance in Financial Products' accrued expenses.

[9] Elimination of Financial Products deferred liabilities with Machinery and Engines.

Supplemental Data for Statement of Cash Flow
For The Years Ended December 31
(Millions of dollars)

	Consolidated		Machinery and Engines[1]		Financial Products		Consolidating Adjustments	
	2003	2002	**2003**	2002	**2003**	2002	**2003**	2002
Cash flow from operating activities:								
Profit	**$ 1,099**	$ 798	**$ 1,099**	$ 798	**$ 263**	$ 187	**$ (263)[2]**	$ (187)[2]
Adjustments for non-cash items:								
Depreciation and amortization	**1,347**	1,220	**798**	785	**549**	435	**—**	—
Undistributed profit of Financial Products	**—**	—	**(263)**	(187)	**—**	—	**263**[3]	187[3]
Charges	**—**	—	**—**	—	**—**	—	**—**	—
Other	**(15)**	363	**(12)**	251	**20**	98	**(23)**[4]	14[4]
Changes in assets and liabilities:								
Receivables — trade and other	**(521)**	(50)	**(376)**	125	**(250)**	(138)	**105**[4]	(37)[4]
Inventories	**(286)**	162	**(286)**	162	**—**	—	**—**	—
Accounts payable and accrued expenses	**617**	164	**674**	114	**(4)**	25	**(53)**[4]	25[4]
Other — net	**(175)**	(291)	**(207)**	(352)	**61**	42	**(29)**[4]	19[4]
Net cash provided by operating activities	**2,066**	2,366	**1,427**	1,696	**639**	649	**—**	21
Cash flow from investing activities:								
Capital expenditures — excluding equipment leased to others	**(682)**	(728)	**(654)**	(693)	**(28)**	(35)	**—**	—
Expenditures for equipment leased to others	**(1,083)**	(1,045)	**(10)**	(5)	**(1,073)**	(1,040)	**—**	—
Proceeds from disposals of property, plant and equipment	**761**	561	**133**	88	**628**	473	**—**	—
Additions to finance receivables	**(17,146)**	(15,338)	**—**	—	**(17,146)**	(15,338)	**—**	—
Collections of finance receivables	**13,882**	11,866	**—**	—	**13,882**	11,866	**—**	—
Proceeds from sale of finance receivables	**1,760**	2,310	**—**	—	**1,760**	2,310	**—**	—
Net intercompany borrowings	**—**	—	**376**	(571)	**53**	14	**(429)**[5]	557[5]
Investments and acquisitions	**(36)**	(294)	**(18)**	(24)	**(18)**	(270)	**—**	—
Other — net	**(17)**	(40)	**(23)**	(14)	**(47)**	(62)	**53**[6]	36[6]
Net cash used for investing activities	**(2,561)**	(2,708)	**(196)**	(1,219)	**(1,989)**	(2,082)	**(376)**	593
Cash flow from financing activities:								
Dividends paid	**(491)**	(481)	**(491)**	(481)	**—**	—	**—**	—
Common stock issued, including treasury shares reissued	**157**	10	**157**	10	**53**	36	**(53)**[6]	(36)[6]
Treasury shares purchased	**(405)**	—	**(405)**	—	**—**	—	**—**	—
Net intercompany borrowings	**—**	—	**(53)**	(14)	**(376)**	571	**429**[5]	(557)[5]
Proceeds from long-term debt issued	**5,402**	4,137	**128**	248	**5,274**	3,889	**—**	—
Payments on long-term debt	**(4,237)**	(3,339)	**(463)**	(225)	**(3,774)**	(3,114)	**—**	—
Short-term borrowings — net	**87**	(102)	**(37)**	(155)	**124**	53	**—**	—
Net cash provided by (used for) financing activities	**513**	225	**(1,164)**	(617)	**1,301**	1,435	**376**	(593)
Effect of exchange rate changes on cash	**15**	26	**7**	35	**8**	12	**—**[7]	(21)[7]
Increase (decrease) in cash and short-term investments	**33**	(91)	**74**	(105)	**(41)**	14	**—**	—
Cash and short-term investments at beginning of period	**309**	400	**146**	251	**163**	149	**—**	—
Cash and short-term investments at end of period	**$ 342**	$ 309	**$ 220**	$ 146	**$ 122**	$ 163	**$ —**	$ —

[1] Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.

[2] Elimination of Financial Products profit after tax due to equity method of consolidation.

[3] Non-cash adjustment for the undistributed earnings from Financial Products.

[4] Elimination of non-cash adjustments and changes in assets and liabilities related to consolidated reporting.

[5] Net proceeds and payments to/from Machinery and Engines and Financial Products.

[6] Change in investment and common stock related to Financial Products.

[7] Elimination of the effect of exchange on intercompany balances.

OUTLOOK

SALES AND REVENUES OUTLOOK

For the year 2004, we project company sales and revenues will increase about 12 percent compared to 2003. Machinery and Engines volume is expected to increase about 10 percent with the remainder coming from Financial Products revenues and improved price realization.

A worldwide economic recovery is now underway and we expect further strengthening in 2004. Global economic growth should exceed 3.5 percent in 2004, or about 1 percentage point higher than in 2003.

Record, or near-record, low interest rates initiated economic recoveries in 2003 and we expect interest rates will remain low throughout 2004. Most economies have considerable excess capacity, and inflation is generally within central bank targets. We expect that central bankers will be cautious about taking any actions that could jeopardize recoveries.

This environment should further benefit our businesses. Low interest rates and rising profits are expected to continue to encourage users to replace existing equipment. Low interest rates should also allow another strong year for housing construction. Nonresidential construction, which tends to parallel overall economic growth, should continue to improve. Metals mining had only a scattered recovery in 2003, but we expect that recent increases in metals prices will cause this industry's recovery to strengthen and broaden in 2004.

North America (United States and Canada)

The U. S. economy ended 2003 on a strong note and the continuation of low interest rates in 2004 should ensure a very good year for the economy. We project U. S. growth of at least 4.5 percent and the Canadian economy should rebound from 2003's slowdown, growing more than 3 percent in 2004.

We estimate that Machinery and Engines sales will increase about 18 percent in 2004. Continued low interest rates should allow further growth in construction and higher coal and metals prices should trigger substantial recoveries in mining. Petroleum and natural gas sales should continue to benefit from favorable energy prices.

EAME

European economies recovered slowly in the last half of 2003 and current low interest rates should allow further strengthening. We expect the European economies to grow 2 percent in 2004, fast enough to allow some improvement in construction activity. Favorable energy prices, plus much higher commodity prices, should result in another year of good economic growth in both Africa/Middle East and the CIS.

We estimate that Machinery and Engines sales in EAME will rise about 6 percent in 2004. Higher volume should account for about 5 percent of the increase while the ongoing favorable impact of the strong euro and improved price realization are expected to contribute the remaining 1 percent increase in sales.

Latin America

We expect economic growth will improve to about 3.5 percent in 2004 compared to 1.5 percent experienced in 2003. The region should benefit from the worldwide economic recovery and reductions in local interest rates. Foreign direct investment is also expected to recover in 2004. As a result of stronger economies, we project that sales of Machinery and Engines will be up about 5 percent in 2004.

Asia/Pacific

This region is expected to again lead the world in economic growth, improving to over 6 percent in 2004. China's booming economy should slow a bit in response to modest tightening in economic policies. This is expected to be more than offset by better growth in most other countries. Despite rising trade frictions targeted at the region, most countries should be able to increase exports as a result of faster world economic growth.

We expect sales of Machinery and Engines to increase around 7 percent in 2004. Strong domestic economies and low local interest rates are expected to boost construction and the region's sizable mining sector should benefit from higher commodity prices.

Financial Products

We expect growth in Financial Products for 2004, with revenues expected to increase approximately 10 percent versus 2003 primarily due to higher average earning assets in 2004 (beginning earning assets and new financing activity will both be higher in 2004 versus 2003). New financing activity growth is primarily due to expected improvement in Machinery and Engines sales and other growth initiatives.

PROFIT OUTLOOK

We expect 2004 profit per share to be up about 40 percent compared to 2003. The year will benefit from higher volume and the favorable impact of our ACERT technology. We anticipate an increase in retirement benefits of about $250 million, which we expect to offset with improved price realization and lower core operating costs.

* * *

The information included in the Outlook section is forward looking and involves risks and uncertainties that could significantly affect expected results. A discussion of these risks and uncertainties is contained in Form 8-K filed with the Securities & Exchange Commission (SEC) on January 27, 2004.

MANAGEMENT'S DISCUSSION AND ANALYSIS ■

SUPPLEMENTAL STOCKHOLDER INFORMATION

Shareholder Services:

Stock Transfer Agent
Mellon Investor Services
P.O. Box 3315
South Hackensack, NJ 07606-3315
phone: (866) 203-6622 (U.S. and Canada)
(201) 329-8660 (Outside U.S. and Canada)
hearing impaired:
(800) 231-5469 (U.S. and Canada)
(201) 329-8354 (Outside U.S. and Canada)
Internet home page: www.melloninvestor.com

Caterpillar Assistant Secretary
Laurie J. Huxtable
Assistant Secretary
Caterpillar Inc.
100 N.E. Adams Street
Peoria, IL 61629-7310
phone: (309) 675-4619
fax: (309) 675-6620
e-mail: **CATshareservices@CAT.com**

Stock Purchase Plan:

Current shareholders and other interested investors may purchase Caterpillar Inc. common stock directly through the Investor Services Program sponsored and administered by our Stock Transfer Agent. Current shareholders can get more information on the program from our Stock Transfer Agent using the contact information provided above. Non-shareholders can request program materials by calling: (800) 842-7629 (United States and Canada) or (201) 329-8660 (outside the United States and Canada). The Investor Services Program materials are available on-line from Mellon's website or linked from www.CAT.com/dspp.

Investor Relations:

Institutional analysts, portfolio managers, and representatives of financial institutions seeking additional information about the Company should contact:

Director of Investor Relations
Nancy L. Snowden
Caterpillar Inc.
100 N.E. Adams Street, Peoria, IL 61629-5310
phone: (309) 675-4549
fax: (309) 675-4457
e-mail: **CATir@CAT.com**
Internet website: www.CAT.com/investor

Common Stock (NYSE: CAT)

Listing Information: Caterpillar common stock is listed on the New York, Pacific and Chicago stock exchanges in the United States, and on stock exchanges in Belgium, France, Germany, Great Britain and Switzerland.

Price Ranges: Quarterly price ranges of Caterpillar common stock on the New York Stock Exchange, the principal market in which the stock is traded, were:

Quarter	2003		2002	
	High	**Low**	High	Low
First …………………	**$53.30**	**$41.24**	$59.99	$46.75
Second …………………	**$58.25**	**$48.98**	$59.62	$45.90
Third …………………	**$73.97**	**$53.10**	$49.40	$36.33
Fourth …………………	**$84.95**	**$68.90**	$50.84	$33.75

Number of Stockholders: Stockholders of record at year end totaled 38,440, compared with 38,200 at the end of 2002. Approximately 68.35% of our issued shares are held by institutions and banks, 23.97% by individuals, and 7.68% by Caterpillar benefit plans.

Employees' investment and profit-sharing plans acquired 2,052,151 shares of Caterpillar stock in 2003. Investment plans, for which membership is voluntary, held 23,106,120 shares for employee accounts at 2003 year end. Profit-sharing plans, in which membership is automatic for most U.S. and Canadian employees in eligible categories, held 424,417 shares at 2003 year end.

Company Information:

Current information:

- phone our Information Hotline — (800) 228-7717 (United States and Canada) or (858) 244-2080 (outside United States and Canada) to request company publications by mail, listen to a summary of Caterpillar's latest financial results and current outlook, or to request a copy of results by fax or mail

- request, view, or download materials on-line or register for email alerts by visiting www.CAT.com/materialsrequest

Historical information:

- view/download on-line at www.CAT.com/historical

Annual Meeting:

On Wednesday, April 14, 2004, at 1:30 p.m., Central Time, the Annual Meeting of Stockholders will be held at the Northern Trust Building, Chicago, Illinois. Requests for proxies are being sent to stockholders with this report mailed on or about March 1, 2004.

Internet:

Visit us on the Internet at www.CAT.com.

Information contained on our website is not incorporated by reference into this document.

DIRECTORS AND OFFICERS

Directors/Committee Membership (as of December 31, 2003)				
	Audit	**Compensation**	**Governance**	**Public Policy**
Glen A. Barton[1]				
W. Frank Blount	✔		✔	
John R. Brazil		✔		✔*
John T. Dillon	✔		✔*	
Eugene V. Fife	✔*			✔
Gail D. Fosler		✔		✔
Juan Gallardo		✔		✔
David R. Goode	✔		✔	
Peter A. Magowan		✔		✔
William A. Osborn		✔*	✔	
James W. Owens[2]				
Gordon R. Parker	✔		✔	
Charles D. Powell		✔		✔
Edward B. Rust, Jr.	✔		✔	
Joshua I. Smith			✔	✔
* Chairman of Committee				

OFFICERS

Glen A. Barton[1]	Chairman and CEO	Richard P. Lavin	Vice President
James W. Owens[2]	Chairman and CEO	Stuart L. Levenick	Vice President
Vito H. Baumgartner[1]	Group President	Robert R. Macier	Vice President
Douglas R. Oberhelman	Group President	F. Lynn McPheeters	Vice President, Chief Financial Officer
Gerald L. Shaheen	Group President		
Richard L. Thompson	Group President	Daniel M. Murphy	Vice President
Gérard R. Vittecoq[3]	Group President	Gerald Palmer	Vice President
Steven H. Wunning[3]	Group President	James J. Parker	Vice President
Ali M. Bahaj	Vice President	Mark R. Pflederer[3]	Vice President
Sidney C. Banwart	Vice President	Edward J. Rapp	Vice President
Michael J. Baunton	Vice President	Christiano V. Schena	Vice President
James S. Beard	Vice President	William F. Springer	Vice President
Mary H. Bell[3]	Vice President	Gary A. Stroup	Vice President
Richard A. Benson	Vice President	Sherril K. West[1]	Vice President
James B. Buda	Vice President, General Counsel and Secretary	Donald G. Western	Vice President
		David B. Burritt	Controller
Rodney L. Bussell	Vice President	Kevin E. Colgan	Treasurer
Thomas A. Gales	Vice President	Robin D. Beran	Assistant Treasurer
Stephen A. Gosselin	Vice President	Tinkie E. Demmin	Assistant Secretary
Hans A. Haefeli[3]	Vice President	Laurie J. Huxtable	Assistant Secretary
Donald M. Ings	Vice President		

Note: All director/officer information is as of December 31, 2003, except as noted.

[1]*Retired effective January 31, 2004.*
[2]*Effective January 31, 2004.*
[3]*Effective January 1, 2004.*

NOTES

